Filed by Teranga Gold Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under the Securities Exchange Act of 1934
Subject Company: Oromin Explorations Ltd.
Commission File No.: 333- 189465

AMENDED AND RESTATED NOTICE OF

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

AND

AMENDED AND RESTATED MANAGEMENT PROXY CIRCULAR

June 21, 2013

Teranga Gold Corporation’s Annual General and Special Meeting of the holders of common shares will be held on July 18, 2013 at 9:30 AM (Toronto Time) at the office of Stikeman Elliott LLP, legal counsel to the Corporation, Main Boardroom, 53rd Floor, 199 Bay St., Toronto, Ontario.

Shareholders may exercise their rights by attending the Meeting or by completing a BLUE Form of Proxy.

YOUR VOTE AS A SHAREHOLDER IS IMPORTANT

TABLE OF CONTENTS

LETTER FROM ALAN HILL, EXECUTIVE CHAIRMAN	i
REASONS TO VOTE YOUR BLUE PROXY IN FAVOUR	iv
THE MEETING	1
SOLICITATION OF PROXIES	1
VOTING INFORMATION	1
VOTING BY REGISTERED SHAREHOLDERS	2
VOTING BY NON-REGISTERED SHAREHOLDERS	4
STATEMENT CONCERNING FORWARD-LOOKING INFORMATION	6
INFORMATION CONCERNING OROMIN	7
INFORMATION CONCERNING U.S. REGISTRATION STATEMENT	8
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	8
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	8
PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING	9
Audited Financial Statements	9

Election of Directors	10

Appointment of Auditors	18

Share Issuance in Connection with the Offer	19

Ratification of Advance Notice By-Law	20

STATEMENT OF CORPORATE GOVERNANCE PRACTICES	20
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	24
EXECUTIVE COMPENSATION	25
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	36
AUDIT COMMITTEE	36
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	37
ADDITIONAL INFORMATION	37

SCHEDULE A – INFORMATION ABOUT OROMIN AND THE OFFER
SCHEDULE B – SHARE ISSUANCE RESOLUTION
SCHEDULE C – OPINION OF CORMARK SECURITIES INC.
SCHEDULE D – ADVANCE NOTICE BY-LAW NO. 2
SCHEDULE E – NOTICE OF CHANGE OF AUDITORS
SCHEDULE F – MANDATE OF THE BOARD OF DIRECTORS
SCHEDULE G – AUDIT COMMITTEE CHARTER

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

121 King Street West	T 416-594-0000
Suite 2600	F 416-594-0088
Toronto, Ontario M5H 3T9	www.terangagold.com
Canada

June 21, 2013

LETTER FROM ALAN HILL, EXECUTIVE CHAIRMAN

Dear Teranga Shareholder:

You are invited to attend an annual and special meeting of shareholders of Teranga Gold Corporation to be held at 9:30 a.m. (Toronto Time) on July 18, 2013 at the office of Stikeman Elliott LLP, legal counsel to the Corporation, Main Boardroom, 53rd Floor, 199 Bay St., Toronto, Ontario.

At the meeting, among other things, you will be asked to approve a resolution authorizing the issuance of certain Teranga shares to complete the acquisition of Oromin Explorations Ltd.  As you may be aware, on June 19, 2013, Teranga made a formal take-over bid (the “Offer”) to acquire all of the issued and outstanding Oromin shares. Pursuant to the Offer, Oromin shareholders would receive 0.582 of a Teranga share for each Oromin share held.

As you may also be aware, our board and management team are being threatened by an opportunistic attempt by a dissident shareholder who is seeking to gain disproportionate influence on the board.  If successful in their attempt, it may put the successful execution of the Oromin acquisition by your board and management team, as well as the business strategy of Teranga, in jeopardy. In particular, the board and management believe that Teranga’s social license to operate and its strong relationship with the new Government of Senegal will be critical to unlocking shareholder value. As provided in detail below, we ask for your support in electing the seven directors on the Teranga slate to enable us to successfully pursue the Oromin acquisition and continue Teranga’s business plans.

The Oromin acquisition is an exciting opportunity for Teranga.  It would give us a joint venture interest in the Oromin Joint Venture Group Ltd. (“OJVG”) open pit reserves of 1,445,000 ounces of gold1.  It would also give us an ability to blend ores from multiple deposits, which we would expect to enhance our cost profile. It would also provide the opportunity to leverage Sabodala’s existing mill, infrastructure and mobile equipment fleet through increased production from our interest in the OJVG’s open pit reserves and potential toll milling opportunities that could further enhance financial metrics.  We expect that our combination of assets will result in a combined entity with increased production and improved financial metrics as a result of the addition of Oromin’s interest in the OJVG open pit reserves, including increased earnings, higher full life free cash flow and net asset value.

The details of these expected improved financial metrics are contained in the enclosed management information circular.  The management information circular also contains important details of the Offer, including a summary of terms and conditions, the background to the Offer, the reasons we made the Offer, the fairness opinion we obtained from Cormark Securities Inc. relating to the Offer and certain risk factors to consider.  You should carefully review and consider the information contained in the management information circular, including the information contained in Schedule “A” regarding Oromin and the Offer, in deciding to approve the share issuance resolution.

AFTER CAREFUL CONSIDERATION OF THE OFFER, INCLUDING THE FACTORS SET FORTH IN THIS CIRCULAR, THE BOARD UNANIMOUSLY RECOMMENDS THAT TERANGA SHAREHOLDERS VOTE THEIR BLUE PROXY OR VOTING INSTRUCTION FORM IN FAVOUR OF THE SHARE ISSUANCE RESOLUTION.

As mentioned, Teranga is subject to an opportunistic attempt to seize control by a dissident shareholder, Mineral Deposits Limited (“MDL”), a 16% shareholder of Teranga.  MDL has put forward three MDL associates as board nominees to be voted on at the upcoming annual and special meeting of shareholders on July 18, 2013.  This follows the prior appointment of Mr. Jeff Williams, who is the former Managing Director of MDL, to the board in April of this year at MDL’s request.  If successful, this two-staged attempt would have provided MDL with four seats on a board of seven and effective control over the company by a 16% shareholder. The dissident’s attempt to seize majority control of the board is being pursued without the dissident putting forward any clear plans on the path forward.  MDL has disclosed its intentions to nominate three MDL-associated candidates for election to the board by using the so-called “public broadcast” proxy solicitation exemption, which involves MDL issuing a press release containing certain prescribed

1   Probable mineral reserves of 21,889,000 tonnes at a grade of 2.05 g/t (with an effective date of January 30, 2013 - NI 43-101 technical report entitled OJVG Golouma Gold Project Updated FS Technical Report, March 15, 2013, prepared for Oromin).

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

i

basic information about their nominees and filing it on SEDAR at www.sedar.com.  They have not, however, taken the time to prepare an information circular or to provide you or Teranga with any details whatsoever on their plans for the company or any rationale for seeking a majority of the seats on the board.

The board and management of Teranga denounce MDL’s effort to take control of Teranga without paying shareholders a premium for their shares. With NO plan, NO rationale, NO compelling credentials and NO control premium offered to Teranga shareholders during this critical stage in our evolution, the board and management of Teranga consider that MDL’s nominations are self-serving and NOT in the best interest Teranga and all of its shareholders.  We ask you to vote your BLUE proxy to support our efforts to grow our company and not to be distracted by MDL’s opportunistic proposal.

MDL’s opportunistic tactics come at a time when we are in the midst of pursuing a transformational and long-awaited acquisition of Oromin.  If MDL is successful in its opportunistic attempt, it could derail the completion of this critical transaction and potentially reverse Teranga’s positive momentum established by the current board and management.

We agree that a 16.3% shareholder (or 12.7% if the Offer is completed) like MDL may deserve one board nominee, but disagree that it deserves any more than that.  Therefore, in the spirit of cooperation (as set out in the enclosed management information circular) we have considered MDL’s request and are proposing to include Mr. Nic Limb, the Executive Chairman of MDL (who is one of the three nominees put forward by MDL), on the management slate for your board in place of Mr. Williams.  Mr. Limb would not be considered to be an independent director. We believe that this is fair and reasonable given MDL’s ownership stake in Teranga. If elected by shareholders, we look forward to working with Mr. Limb on our board. Our decision also reflects input received from certain shareholders who support Mr. Limb as being the most appropriate board nominee put forward by MDL.

We are thrilled to note a new nominee on our slate, Mr. Edward Goldenberg.  Eddie is extremely accomplished, having served as a senior political advisor, and then as Chief of Staff, to former Canadian Prime Minister Jean Chrétien and more recently as a senior partner at the law firm of Bennett Jones LLP.  Eddie was instrumental in representing us in the recent negotiations with the Republic of Senegal that culminated in our historic Definitive Global Agreement with the Government of Senegal on May 31, 2013, which resolved numerous tax, fiscal and operational issues and set the foundation for finally executing on our consolidation strategy in Senegal.  Eddie has long been considered an excellent candidate for our board and we are excited that he is now available to be considered as a nominee following the successful completion of our agreement with the Government of Senegal.  With governmental relations seen as an ever increasingly important aspect of our continued success in West Africa, Eddie is expected to be an invaluable resource to the board and management as we seek to continue to build on our new partnership with the Republic of Senegal.

We also announce that Mr. Oliver Lennox-King has decided not to stand for re-election at the upcoming meeting.  Oliver was MDL’s initial representative on the Teranga board at the date of the IPO and has been a significant independent board member, serving on three committees and chairing the Corporate Governance Committee. With the signing of the Definitive Global Agreement with the Government of Senegal and with the proposed acquisition of Oromin, Oliver recognized that the board needed to increase its government relations capabilities and at the same time agreed a seat needed to be offered to MDL.  Therefore, Oliver graciously offered to step down to allow for this transition in the board. The board thanks Oliver for his support and tremendous contribution to Teranga over the last three years.

Our director nominees provide a comprehensive set of skills and experience comprising, among other things, technical and mining industry expertise, legal expertise, capital markets expertise, financial/accounting experience, environmental/sustainable development expertise, government relations expertise and “in-country” African expertise. Four of the seven management nominees are independent director nominees. For a list of our proposed nominees please see below under the heading “Reasons to Vote Your Blue Proxy in Favour”.

We believe that our slate of seven highly qualified and experienced director nominees, together with a management team that seeks to achieve the highest level of corporate governance standards, is the right team to continue to build shareholder value and fulfill our vision of becoming a mid-tier gold producer in West Africa. In order to seek to achieve our goal of becoming a mid-tier gold producer, we need to maintain the momentum established by the current board and management team.

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE THEIR BLUE PROXY OR VOTING INSTRUCTION FORM IN FAVOUR OF THE SEVEN NOMINEES LISTED IN THE ENCLOSED MANAGEMENT INFORMATION CIRCULAR.

Whether or not you are personally able to attend the meeting, Teranga shareholders are requested to complete and return the enclosed BLUE proxy to ensure that your Teranga Shares will be represented at the annual and special meeting.  Beneficial Teranga shareholders and holders of CHESS Depositary Interests are requested to complete the enclosed BLUE Voting Instruction Form. Regardless of how many shares you own it is imperative that you vote your BLUE proxy in order to stop the attempt by MDL to take control of your company.

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

If you have any questions or need assistance in voting your BLUE proxy or BLUE Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 (toll free within North America) or 1-416-867-2272 (collect calls accepted), or by email at contactus@kingsdaleshareholder.com.

Teranga shareholders who hold their shares in the form of CHESS Depository Interests (CDIs) can contact Radar Shareholder Engagement either by mail at Radar Shareholder Engagement, Level 7, 107 Pitt Street, SYDNEY, NSW, Australia, 2000, by toll-free telephone in Australia at 1-800-850-191 or collect call outside Australia at +61-2-8256-3365, or by e-mail at teranga@shareholderupdate.com.au.

Thank you for your continued support of Teranga.

Sincerely,

Alan Hill
Executive Chairman of Teranga

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

REASONS TO VOTE YOUR BLUE PROXY IN FAVOUR

1.              The Right Strategy

Teranga’s growth strategy starts with building strong, productive and lasting relationships with the Republic of Senegal.  This is a crucial foundation for securing our mining licenses and providing predictable government support for future growth transactions and effective local operations.  Examples of our success in executing on this phase of our strategy include:

•                  Successful negotiation of definitive agreements with the Republic of Senegal to create a predictable and stable operating framework and praise for our management team by the President of the Republic of Senegal for “the level of partnership and trust” that we have created.

•                  Recognition from the responsible Minister of the Republic of Senegal for “the considerable improvement in relations between the population of the village of Sabadola and the company since Teranga acquired control of the Project.”

Having laid these solid foundations, we are now building from our core strengths to create synergy and generate cash flow.  Our first major expansion starts with our take-over bid for Oromin.  The expected benefits of this transaction are outlined in this circular.  Other examples of many successes in executing on our growth strategy include:

•                  Successful expansion of the mill at Sabadola (increasing production from 130,000 ounces annually to over 200,000 ounces) while reducing operating costs and solidifying our dominant position on an emerging gold belt.

•                  Prudent elimination of the hedge book and strengthening our balance sheet.

•                  Leveraging Sabodala’s existing mill, infrastructure and mobile equipment fleet through increased production.

•                  Establishment of a significant regional exploration program and drill testing over 50 targets, allowing for a better pipeline of prospective targets.

•                  Working diligently on the Oromin acquisition, consistent with the enhancement and protection of shareholder value.

DON’T RISK the value of your investment in Teranga at the hands of a dissident slate with NO STRATEGY and little more than rhetoric to support their bid for board room control.  DON’T RISK derailing our execution of the right strategy to become a dominant mid-tier gold producer in Senegal.  VOTE YOUR BLUE PROXY TODAY.

2.              The Right Team

The right strategy can only be effective with the right team to execute it.  The Teranga slate has the right mix of skills and experience to continue executing on the strategy that brought us this far and will get us to the next level.  The BLUE proxy also reflects our commitment to shareholder representation and shareholder democracy by including Mr. Limb and the Board will benefit from his skills and experience.  As a large shareholder, MDL has demanded representation on the Board.  As such, Management has nominated Mr. Limb, the current managing director of MDL, as a director nominee.

DON’T RISK a dissident slate that would seek to replace your highly qualified and experienced board who are all fully committed to our growth strategy, with one that lacks the track record and has NO STRATEGY.  VOTE YOUR BLUE PROXY TODAY.

Please vote FOR the following nominees — experienced experts who are dedicated to Teranga and its Shareholders:

Alan Hill: Mr. Hill joined Teranga as its Executive Chairman and CEO on December 3, 2010. He has been a director of Gold Fields Ltd since 2009. Mr. Hill served as President and CEO of Gabriel Resources Ltd., having held the position from May 2005 to March 2009. At Gabriel, he led a team that redesigned the Rosia Montana project, a large scale gold project in Europe, to be fully compliant with the strict new standards set by the European Union and to permit the project. Prior to leading Gabriel, Mr. Hill served as Non-Executive Chairman of Alamos Gold Inc. from 2005 through 2007, a gold company constructing its first mine in Mexico. Prior to that, Mr. Hill spent 20 years at Barrick Gold Corporation, where as Executive Vice President, Development, he oversaw project evaluations, acquisitions and development of many of Barrick’s major mines in North America, South America, Africa and Australia. Mr. Hill holds undergraduate and graduate degrees in mining engineering and a post graduate degree in rock mechanics from Leeds University in the U.K.

Richard Young: Mr. Young joined Teranga as its President and CFO on December 3, 2010. He most recently served as Vice President and CFO of Gabriel Resources Ltd. from May 2005 to March 2010. From 1991 until 2003, Mr. Young served in a series of positions of increasing responsibility at Barrick rising from positions in the finance group, mine development — primarily the Goldstrike and the Pierina projects — through corporate development, before becoming Vice President, Investor Relations. A Chartered Accountant, Mr. Young is a graduate of the University of Western Ontario with a graduate diploma in public accountancy from McGill University.

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

Christopher Lattanzi: Mr. Lattanzi is currently a director of Argonaut Gold Inc. and Spanish Mountain Gold Ltd. He is an associate consultant for Micon International Limited. He was the founding member of Micon in 1988 and served as its president from formation until mid-2005. Prior to 1988, Mr. Lattanzi was a consultant with David Robertson and Associates, Micon’s predecessor firm. As a consultant, Mr. Lattanzi has gained invaluable experience in property valuation, scoping, feasibility studies and project monitoring on a global basis. Mr. Lattanzi was appointed a director of Meridian Gold Inc. in 1999 and from mid-2004 until December 2006 he was the chairman of the board of Meridian. Mr. Lattanzi holds a B.Eng (Mining) from Melbourne University.  He has worked within the mineral industry for more than 50 years.

Alan Thomas: Mr. Thomas has been a director/trustee of Labrador Iron Ore Royalty Corporation (formerly Labrador Iron Ore Trust) since 2004 and Chief Financial Officer since 2006. Mr. Thomas served on the board of directors of Gabriel Resources Ltd. from June 2006 until June 2010. Prior to retiring, Mr. Thomas held the position of Chief Financial Officer of ShawCor Ltd., an energy services firm headquartered in Toronto with manufacturing and service operations around the world, from 2000 to 2006. Prior to serving with ShawCor Ltd., Mr. Thomas was the CFO of Noranda Inc. from 1987 to 1998. Mr. Thomas is a chartered accountant and graduate of the University of Toronto.

Frank Wheatley: Mr. Wheatley was the Executive Director — Corporate Affairs and Strategy of Talison Lithium Limited, from January 2010 until March 31, 2013 when it was acquired by Chengdu Tianqi Industry (Group) Co.  Mr. Wheatley is also a director of Selwyn Resources Ltd.  Mr. Wheatley was the Vice-President and General Counsel of Gabriel Resources Ltd., from 2000 to 2009, and prior to which, the President and Chief Operating Officer of Gabriel from March 1999 to October 2000. Before joining Gabriel, Mr. Wheatley was Vice President, Legal Affairs of Eldorado Gold Corporation. Mr. Wheatley has 28 years’ experience as a director and senior officer of, and legal counsel to, a number of Canadian public mining companies and has extensive legal and business experience in the mineral industry, particularly in the areas of public financing, project debt financing, permitting of large scale mining projects, and strategic mergers and acquisitions in the international minerals industry. Mr. Wheatley received his Bachelor of Commerce and LL.B. degrees from the University of British Columbia.

Edward Goldenberg:  Nominee Director of Teranga. Mr. Goldenberg is a senior partner at the law firm of Bennett Jones LLP where he has a corporate practice, advising clients on governance issues, public policy and government relations.  Mr. Goldenberg has a distinguished background working with the Government of Canada, having been the Senior Policy Advisor to the Prime Minister of Canada (1993-2003) and the Prime Minister’s Chief of Staff (2003). During his long involvement with the Prime Minister’s office, he was heavily involved in the preparation of 10 federal budgets, meetings between the Prime Minister and the provincial premiers, meetings with the heads of government of numerous countries, including all of the G-8 countries, Team Canada trade missions and cabinet committee meetings.  Prior to these roles, Mr. Goldenberg acted in various capacities in the federal government, including in all the major economic departments and as Special Constitutional Advisor to the Minister of Justice (1980-1982). He is one of the authors of the Charter of Rights and Freedoms.  Mr. Goldenberg was awarded an Honourary Doctorate of Laws from McGill University in 2004.  Mr. Goldenberg is a board member of the Canadian International Council, a non-partisan, nationwide council established to strengthen Canada’s role in international affairs.  Mr. Goldenberg holds a BA, MA and BCL from McGill University and is also a graduate of the Institut d’Études Politiques de Paris (France).

Nicholas Limb: Mr. Limb has been the Executive Chairman of MDL from March 1997 to the present. He was retained by Teranga in a consultancy capacity from December 2010 to December 2011. Mr. Limb is also a non-executive Chairman of FAR Limited.  Mr. Limb has a technical background in gold mining and management of gold companies, and has public company experience at the director level in the mining industry. He also has a 10 years history in Senegal and exposure to its political and administrative processes. Mr. Limb received his Bachelor of Science (Geology) in 1975 from the Adelaide University, his Bachelor of Science (Honours) (Geology) in 1976 from Flinders University and a Graduate Diploma of Applied Finance and Investment in 1988 from the Securities Institute of Australia.

3.              MDL’s Tactics Put the Oromin Transaction at Risk

MDL’s opportunistic tactics come at a time when Teranga is in the midst of a potential transformational deal. If MDL is successful in its opportunistic attempt to take control of your company, it could derail the completion of this critical transaction.

4.              The Right Time

Teranga is at the threshold of growing to the next level with our proposed acquisition of Oromin.  Now is the time to vote for the right strategy and the right team.  VOTE YOUR BLUE PROXY TODAY.

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

v

AMENDED AND RESTATED NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Teranga Gold Corporation (“Teranga” or the “Corporation”) invites you to attend its 2013 annual and special meeting (the “Meeting”) of holders of common shares (“Shareholders”).

When:                                                           9:30 a.m. (Toronto time) on Thursday, July 18, 2013

Where:                                                      Office of Stikeman Elliott LLP, legal counsel to the Corporation, Main Boardroom, 53rd Floor, 199 Bay St., Toronto, Ontario M5L 1B9

Business of the 2013 Annual and Special Meeting of Shareholders

The Meeting is being held for the following purposes:

1.              To receive the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2012, together with the report of the auditors thereon;

2.              To elect the board of directors of the Corporation;

3.              To appoint the auditors and to authorize the directors to fix their remuneration;

4.              To vote on the adoption of an ordinary resolution (the “Share Issuance Resolution”), the full text of which is attached as Schedule “B” to the accompanying amended and restated management proxy circular (the “Amended Circular”), approving the issuance of certain common shares of Teranga in connection with an offer to purchase and take-over bid circular, dated June 19, 2013, as it may be amended, by Teranga for all of the issued and outstanding common shares (“Oromin Shares”) of Oromin Explorations Ltd. (“Oromin”), other than the Oromin Shares owned, directly or indirectly, by Teranga and its affiliates, all as set forth in the Amended Circular;

5.              To vote on the adoption of a resolution ratifying the Advance Notice By-Law; and

6.              To transact such further or other business that may properly come before the Meeting or any adjournment or postponement thereof.

Other Important Information

The board of directors of the Corporation (the “Board”) has fixed June 18, 2013 as the record date for determining Shareholders who are entitled to receive notice of and to vote at the Meeting. Only Shareholders of record of the Corporation on June 18, 2013 are entitled to receive notice of the Meeting and to attend and vote at the Meeting. This amended and restated notice of the Meeting (the “Amended Notice”) is accompanied by the Amended Circular and a BLUE form of proxy and the Corporation’s 2012 Annual Report, which contains Teranga’s audited consolidated financial statements for the financial year ended December 31, 2012. The specific details of the matters to be put before the Meeting as identified above are set forth in the Amended Circular accompanying and forming part of this Amended Notice. This Amended Notice and Amended Circular have been sent to each director of the Corporation, to each Shareholder entitled to notice of the Meeting and to the auditors of the Corporation.

The Amended Circular provides additional information relating to the matters to be dealt with at the Meeting and should be reviewed carefully by Shareholders. Any adjourned or postponed meeting resulting from an adjournment or postponement of the Meeting will be held at a time and place to be specified either by the Corporation before the Meeting or by the Chair at the Meeting to be adjourned or postponed.

DATED at Toronto this 21st day of June, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

David Savarie
VP, General Counsel & Corporate Secretary

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

SHAREHOLDERS MAY EXERCISE THEIR RIGHTS BY ATTENDING THE MEETING OR BY COMPLETING A BLUE FORM OF PROXY. SHOULD YOU BE UNABLE TO ATTEND THE MEETING IN PERSON, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED BLUE FORM OF PROXY AND RETURN IT IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. PROXIES MUST BE RECEIVED BY THE TRANSFER AGENT AND REGISTRAR OF THE CORPORATION (COMPUTERSHARE INVESTOR SERVICES INC., 100 UNIVERSITY AVENUE, 8th FLOOR, NORTH TOWER, TORONTO, ONTARIO, CANADA M5J 2Y1) OR KINGSDALE SHAREHOLDER SERVICES INC. (THE EXCHANGE TOWER, 130 KING STREET WEST, SUITE 2950, P.O. BOX 361, TORONTO, ONTARIO, CANADA M5X 1E2) NO LATER THAN 9:30 A.M. (TORONTO TIME) ON TUESDAY, JULY 16, 2013. YOUR SHARES WILL BE VOTED IN ACCORDANCE WITH YOUR INSTRUCTIONS AS INDICATED ON THE BLUE FORM OF PROXY, OR FAILING INSTRUCTIONS, IN THE MANNER SET FORTH IN THE ACCOMPANYING AMENDED AND RESTATED MANAGEMENT PROXY CIRCULAR. THE PROXY DEADLINE MAY BE WAIVED OR EXTENDED BY THE CHAIRMAN OF THE MEETING, IN HIS SOLE DISCRETION WITHOUT NOTICE.

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

CDI VOTING PROCESS

This year, the annual and special meeting (the “Meeting”) of holders of common shares (“Shareholders”) of Teranga Gold Corporation (the “Corporation”) will be held at the office of Stikeman Elliott LLP, legal counsel to the Corporation, Main Boardroom, 53rd floor, 199 Bay Street, Toronto, Canada, M5L 1B9 on July 18, 2013 at 9:30 a.m. (Toronto time). The Meeting provides Shareholders with an opportunity to participate directly in the affairs of the Corporation and to meet our directors and senior management. Please see the accompanying Amended and Restated Notice of Annual and Special Meeting for further details.

As the common shares of the Corporation (“Common Shares”) are listed on the Australian Securities Exchange (the “ASX”) in the form of CHESS Depository Interests (“CDIs”), the Corporation would like to remind CDI holders of the particular requirements and restrictions that their votes will be subject to. Each CDI represents a beneficial interest in one Common Share of the Corporation. CDI holders do not actually own direct legal title to Common Shares, which is held for and on behalf of CDI holders by CHESS Depository Nominees Pty Ltd. (“CDN”), a wholly-owned subsidiary of ASX Limited. This structure exists because the Corporation is a Canadian company with a right to have its securities traded on the ASX by way of CDIs.

This arrangement impacts how CDI holders can record their votes for the matters to be tabled at the Meeting. As CDIs are technically rights to Common Shares held on behalf of CDI holders by CDN, CDI holders need to provide confirmation of their voting intentions to CDN before the Meeting. CDN will then exercise the votes at the Meeting on behalf of CDI holders. If a CDI holder wishes to vote, they must register their vote with CDN by using the BLUE CDI Voting Instruction Form (“VIF”) provided. A CDI holder can request that CDN appoint them (or a person nominated by them) as proxy to exercise the votes attaching to the underlying Common Shares represented by the CDIs and, provided that CDN does so, that holder of CDIs (or their nominee) may, as proxy, attend and vote in person at the Meeting.

To have a CDI vote counted, CDI holders must return their completed BLUE VIF to CDN at least 48 hours, excluding Saturdays, Sundays and holidays, prior to the start of the Meeting, or any adjournment or postponement thereof. Given the multi-jurisdictional location of Teranga’s shareholders, and the need to ensure all VIFs are duly received and incorporated ahead of the Meeting, it is necessary that all VIF be returned by no later than 9:30 a.m. on Tuesday, July 16, 2013 (Perth time). The proxy deadline may be waived or extended by the Chairman of the Meeting, in his sole discretion without notice.

We appreciate your support and your interest in the Corporation and encourage CDI holders to lodge their votes ahead of the Meeting in the manner specified above.

We look forward to your continued support.

Yours sincerely,

TERANGA GOLD CORPORATION

Alan Hill
Executive Chairman of the Board

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

AMENDED AND RESTATED MANAGEMENT PROXY CIRCULAR

THE MEETING

Date, Time and Place of the Annual Meeting

The annual and special meeting (the “Meeting”) of the common shareholders (“Shareholders”) of Teranga Gold Corporation (“Teranga” or the “Corporation”) will be held at 9:30 a.m. (Toronto time) on Thursday, July 18, 2013 at the offices of Stikeman Elliott LLP, Main Boardroom, legal counsel to the Corporation, 53rd Floor, 199 Bay St., Toronto, Ontario M5L 1B9.

Information contained in this Amended Circular is given as at June 21, 2013, unless otherwise indicated.

No person is authorized to give any information or to make any representation not contained in this Amended Circular and, if given or made, such information or representation should not be relied upon as having been authorized.

Record Date

The record date for determining Shareholders entitled to receive notice of and vote at the Meeting is June 18, 2013 (the “Record Date”). Shareholders of record as at the close of business on such date will be entitled to attend and vote at the Meeting, or any adjournment or postponement thereof, in the manner and subject to the procedures described in this Amended and Restated Management Information Circular (the “Amended Circular”).

SOLICITATION OF PROXIES

Proxy Solicitation

This Amended Circular, which is dated June 21, 2013, is furnished in connection with the solicitation of proxies by the management of the Corporation for use at the Meeting to be held at the time and place and for the purposes set forth in the attached Amended and Restated Notice of Annual and Special Meeting (the “Amended Notice”). The solicitation of proxies in connection with the Meeting is being made primarily by mail, but proxies may also be solicited by telephone, fax or other personal contact by directors, officers or other employees of the Corporation. The Corporation has also hired Kingsdale Shareholder Services Inc. (“Kingsdale”) and Radar Shareholder Engagement (“Radar”) to act as the Corporation’s proxy solicitation agent in connection with the Meeting. The Corporation will pay Radar & Kingsdale a base proxy solicitation fee of approximately $60,000 in connection with their engagement.  Shareholders can contact Kingsdale either by mail at Kingsdale Shareholder Services Inc., The Exchange Tower, 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2, by toll-free telephone in North America at 1-866-229-8651 or collect call outside North America at +1-416-867-2272, or by e-mail at contactus@kingsdaleshareholder.com.  Shareholders can contact Radar either by mail at Radar Shareholder Engagement, Level 7, 107 Pitt Street, SYDNEY, NSW, Australia, 2000, by toll-free telephone in Australia at 1-800-850-191 or collect call outside Australia at +61-2-8256-3365, or by e-mail at teranga@shareholderupdate.com.au.  The entire cost of the solicitation will be borne by the Corporation.

VOTING INFORMATION

General

The following questions and answers provide guidance on how to vote your shares.

Who can vote?

Each holder of common shares of the Corporation (“Common Shares”) is entitled to one vote at the Meeting or any adjournment or postponement thereof for each Common Share registered in the holder’s name as at the close of business on the Record Date, June 18, 2013.

As of the date of this Amended Circular, the Corporation had 245,618,000 Common Shares outstanding. As of June 21, 2013, to the knowledge of the Directors and officers of the Corporation based on shareholders’ public filings, there is only one entity that beneficially owned or exercised control or direction over, directly or indirectly, 10% or more of the votes attached to the Common Shares.  For further details, please see “Voting Securities and Principal Holders of Voting Securities” below.

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

What will I be voting on?

Shareholders will be voting to:

(i) elect Directors;

(ii) appoint Ernst & Young LLP as auditor of the Corporation;

(iii) vote on the adoption of an ordinary resolution (the “Share Issuance Resolution”), the full text of which is attached as Schedule “B”, approving the issuance of certain common shares of Teranga in connection with an offer to purchase and take-over bid circular, dated June 19, 2013, as it may be amended, by Teranga for all of the issued and outstanding common shares (“Oromin Shares”) of Oromin Explorations Ltd. (“Oromin”), other than the Oromin Shares owned, directly or indirectly, by Teranga and its affiliates, all as set forth herein; and

(iv) adopt a resolution to ratify and approve the Advance Notice By-Law, the full text of which is reproduced in Schedule “D”.

The Board RECOMMENDS that Shareholders VOTE FOR management’s nominees for item (i), and VOTE FOR items (ii), (iii) and (iv).

How will these matters be decided at the Meeting?

A simple majority of the votes cast (50% plus one vote), in person or by proxy, will constitute approval of the Share Issuance Resolution and the resolution to ratify and approve the Advance Notice By-Law.  The seven Nominees receiving the most votes will be elected as directors of the Corporation.

How do I vote?

If you are eligible to vote and your Common Shares are registered in your name, you can vote your Common Shares in person at the Meeting or by proxy, see the instructions below under VOTING BY REGISTERED SHAREHOLDERS.  If your Common Shares are held in the name of a nominee (for example, a broker), or you hold CDIs, see the instructions below under “Non-Registered Shareholder Voting”.

Who can I call with questions?

If you have questions about the information contained in this Amended and Restated Management Proxy Circular or require assistance in completing your BLUE form of proxy or VIF, in Canada please contact Kingsdale at 1-866-229-8651 or collect outside North America at +1-416-867-2272 or via email at contactus@kingsdaleshareholder.com, and in Australia please contact Radar at 1-800-850-191 or collect outside Australia at +61-2-8256-3365 or via email at teranga@shareholderupdate.com.au.

VOTING BY REGISTERED SHAREHOLDERS

The Common Shares represented by a properly executed proxy will be voted for, withheld or against all matters to be voted on at the Meeting in accordance with the instructions of the registered holder of Common Shares (a “Registered Shareholder”) on any vote that may be called for.

Voting by proxy

You are a Registered Shareholder if your name appears on a share certificate or on the list of registered shareholders maintained by Computershare. If this is the case, you may appoint someone else to vote for you as your proxy holder by using the enclosed BLUE form of proxy. The persons named in the enclosed BLUE form of proxy are Directors or officers of the Corporation.

A shareholder has the right to appoint as proxy holder a person other than those whose names are printed as proxy holders in the accompanying BLUE form of proxy, by striking out said printed names and inserting the name of his/her chosen proxy holder in the blank space provided for that purpose in the BLUE form of proxy. In either case, the completed BLUE form of proxy must be delivered to Computershare, in the envelope provided for that purpose, prior to the Meeting at which it is to be used. A person acting as proxy holder need not be a shareholder of the Corporation. Make sure that the person you appoint is aware that he or she is appointed and attends the Meeting.

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

The enclosed BLUE form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to the matters identified in the Amended Notice and with respect to other matters which may properly come before the Meeting. At the date of this Amended Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Amended Notice. If any other matters do properly come before the Meeting, it is intended that the person appointed as proxy shall vote on such other business in such manner as that person then considers being proper.

How can I vote my Common Shares by proxy?

(By telephone

Call the toll-free number indicated on the proxy form (1.866.732.VOTE) and follow the instructions.

If you choose the telephone, you cannot appoint any person other than the Directors or officers named on your BLUE form of proxy as your proxy holder.

: On the Internet

Go to the website indicated on the proxy form (www.investorvote.com) and follow the instructions on the screen.

If you return your proxy via the Internet, you can appoint a person other than the Directors or officers named in the BLUE form of proxy as your proxy holder. This person does not have to be a shareholder. Indicate the name of the person you are appointing in the space provided on the BLUE form of proxy. Complete your voting instructions, and date and submit the form. Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.

+ By mail

Complete your BLUE form of proxy and return it in the envelope provided.

If you return your proxy by mail, you can appoint a person other than the Directors or officers named in the BLUE form of proxy as your proxy holder. This person does not have to be a shareholder. Fill in the name of the person you are appointing in the blank space provided on the BLUE form of proxy. Complete your voting instructions on the BLUE form of proxy, and date and sign the form. Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.

What is the deadline for receiving the form of proxy?

The deadline for receiving duly completed forms of proxy or a vote using the telephone or over the Internet is 9:30 a.m. (Toronto Time) on Tuesday, July 16, 2013, or if the Meeting is adjourned or postponed, by no later than 48 hours (excluding weekends and statutory holidays) prior to the day fixed for the adjourned or postponed Meeting. The proxy deadline may be waived or extended by the Chairman of the Meeting, in his sole discretion without notice.

How will my Common Shares be voted if I give my proxy?

Common Shares represented by proxies in the accompanying BLUE form of proxy will be voted in accordance with the instructions indicated thereon. If no contrary instruction is indicated, the Common Shares represented by such BLUE form of proxy will be voted in favour of the election as Directors of the persons and the appointment as auditor of the firm respectively named under the headings “Election of Directors” and “Appointment of Auditor” and will be voted in favour of the ratification of the Advance Notice By-Law and the Share Issuance Resolution.

The BLUE form of proxy also confers discretionary voting authority on those persons designated therein with respect to amendments or variations to the proposals identified in the Amended Notice and with respect to other matters which may properly come before the Meeting. At the time of printing this Amended Circular, the management of the Corporation knows of no such amendments, variations

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

or other matters to come before the Meeting. If such amendments or variations or other matters properly come before the Meeting, the management nominees designated in such BLUE form of proxy shall vote the Common Shares represented thereby in accordance with their best judgment.

If I change my mind, how can I revoke my proxy?

A registered shareholder who has given a proxy may revoke the proxy by completing and signing a form of proxy bearing a later date and depositing it with Computershare (100 University Avenue, 8th Floor, North Tower, Toronto, Ontario M5J 2Y1) no later than 9:30 a.m. (Toronto Time) on July 16, 2013 or with the Chairman of the Meeting on the day of the Meeting, prior to the commencement of the Meeting, or any adjournment or postponement thereof, or in any other manner permitted by law. The proxy deadline may be waived or extended by the Chairman of the Meeting, in his sole discretion without notice.

Voting in Person

If you wish to vote in person, you may present yourself at the Meeting to a representative of Computershare. Your vote will be taken at the Meeting. If you wish to vote in person at the Meeting, do not complete or return the BLUE form of proxy.

VOTING BY NON-REGISTERED SHAREHOLDERS

If your Common Shares are not registered in your name and are held in the name of a nominee, you are a “non-registered shareholder”. If your Common Shares are listed in an account statement provided to you by your broker, those Common Shares will, in all likelihood, not be registered in your name. Such Common Shares will more likely be registered in the name of a depository or of your broker or an agent of that broker, or in the name of a clearing agency (such as CDS Clearing and Depository Services Inc. (“CDS”) or Chess Depository Nominees Pty Ltd. (“CDN”)) of which the Intermediary is a participant. Without specific instructions, brokers and their agents or nominees are prohibited from voting shares beneficially held by their clients. Non-registered shareholders are either “objecting beneficial owners” or “OBOs”, who object to intermediaries disclosing information about their identity and ownership in the Corporation or “non-objecting beneficial owners” or “NOBOs”, who do not object to such disclosure. The Corporation does not send proxy-related materials directly to OBOs and intends to pay for an intermediary to deliver to OBOs the proxy-related materials. If you are a non-registered shareholder, there are two ways, listed below, that you can vote your Common Shares:

Giving your Voting Instructions

Applicable securities laws require your nominee to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive or have already received from your nominee a request for voting instructions for the number of Common Shares you hold. Every nominee has its own mailing procedures and provides its own signature and return instructions, which should be carefully followed by non-registered shareholders to ensure that their Common Shares are voted at the Meeting.

Beneficial Shareholders

If your Common Shares are held in a brokerage account or otherwise through an intermediary you are a “beneficial shareholder” and a BLUE Voting Instruction Form (VIF) was mailed to you. Non-registered shareholders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Corporation are referred to as non-objecting beneficial owners. Those non-registered shareholders who have objected to their Intermediary disclosing ownership information about themselves to the Corporation are referred to as objecting beneficial owners.

Canadian Objecting Beneficial Shareholders:

Visit www.proxyvote.com and enter your 12 digit control number or call 1-800-474-7493 or fax your Voting Instruction Form to 905-507-7793 or toll free to 1-866-623-5305 in order to ensure that it is received before the deadline.

U.S. Shareholders:

Visit www.proxyvote.com and enter your 12 digit control number or call 1-800-454-8683.

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

Canadian Non-Objecting Beneficial Shareholders

Non-objecting shareholders can vote by mail, fax, online or phone. If you are a non-objecting shareholder, a BLUE VIF was mailed to you.  You must submit your VIF in sufficient time to ensure your votes are received no later than 9:30 a.m. (Toronto Time) on July 16 2013.

•                  Mail:                                         To the offices of Computershare Investor Services Inc. Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 or

•                  Fax:                                              Computershare Investor Services Inc.: 416-263-9524 toll-free 1-866-249-7775 or

•                  Online:                              Go to the website indicated on the proxy form (www.investorvote.com) and follow the instructions on the screen or

•                  Phone:                                 Call the toll-free number indicated on the proxy form (1.866.734.VOTE) and follow the instructions using your 15 digit control number located at the bottom left hand corner of your VIF.

Voting in Person

However, if you are a beneficial holder of Common Shares and wish to vote in person at the Meeting or appoint a nominee to vote on your behalf, insert your own name (or that of your nominee) in the space provided on the request for voting instructions provided by your nominee to appoint yourself (or your nominee) as proxy holder and follow the instructions of your nominee. Non-registered shareholders who appoint themselves as proxy holders should present themselves at the Meeting (or their nominee should present themselves) to a representative of Computershare. Do not otherwise complete the request for voting instructions sent to you as you (or your nominee) will be voting at the Meeting.

The enclosed BLUE form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to the matters identified in the Amended Notice and with respect to other matters which may properly come before the Meeting. At the date of this Amended Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Amended Notice. If any other matters do properly come before the Meeting, it is intended that the person appointed as proxy shall vote on such other business in such manner as that person then considers proper.

Canada

In accordance with National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer, the Corporation has elected to send the Notice of Meeting, this Amended Circular and the related form of proxy or voting instruction form (collectively, the “Meeting Materials”) directly to the NOBOs, and indirectly to the OBOs through their Intermediaries. By choosing to send the Meeting Materials directly to NOBOs, the Company (and not the Intermediary holding shares on behalf of the NOBOs), has assumed responsibility for (i) delivering the Meeting Materials to the NOBOs, and (ii) executing their proper voting instructions.

Intermediaries are required to forward the Meeting Materials to non-registered holders. Very often, Intermediaries will use service companies to forward the Meeting Materials to non-registered holders. Generally, non-registered holders will either:

a)             be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the non-registered holder but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered holder when submitting the proxy. In this case, the non-registered holder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified; or

b)             be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the non-registered holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “Voting Instruction Form” or “VIF”) which the Intermediary must follow.

In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the shares they beneficially own.

Australia

Non-registered holders in Australia hold CHESS Depository Interests (“CDIs”) of the Corporation, or units of beneficial ownership of the underlying Common Shares, which are registered in the name of CDN. As holders of CDIs are not the legal owners of the underlying Common Shares, CDN is entitled to vote at the Meeting at the instruction of the holders of the CDIs.

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

As a result, holders of CDIs can expect to receive a BLUE VIF, together with the Meeting Materials from Computershare in Australia. These VIFs are to be completed and returned to Computershare in Australia in accordance with the instructions contained therein. CDN is required to follow the voting instructions properly received from holders of CDIs.

A CDI holder can request that CDN appoint them (or a person nominated by them) as proxy to exercise the votes attaching to the underlying Common Shares represented by the CDIs and, provided that CDN does so, that holder of CDIs (or their nominee) may, as proxy, attend and vote in person at the Meeting.

If you hold your interest in CDIs through an Intermediary, you will need to follow the instructions of your Intermediary and request that your Intermediary provide a form of legal proxy which will grant you (or your nominee) the right to attend the Meeting and vote in person.

To obtain a copy of CDN’s Financial Services Guide, go to www.asx.com.au/cdis. Phone +61 2 9338 0000 (within Australia) or +02 9227 0885 (overseas) if you would like a copy sent to you in the mail.

Information for CDI Holders

CDI holders should note that the Corporation has been granted in-principle waivers from certain Listing Rules of the ASX. In particular, the Corporation has received an in-principle waiver from ASX Listing Rule 14.2.1 which requires that a form of proxy allow a securityholder to vote for or against each resolution. Under applicable Canadian securities laws, the form of proxy to be provided must only allow securityholders to vote in favour of or to withhold their vote in respect of a resolution to elect a director or in respect of appointment of auditor, but not to vote against it. The Corporation’s waiver from ASX Listing Rule 14.2.1 only applies to the extent necessary to permit it to comply with the proxy requirements under applicable Canadian securities laws and for so long as such laws prevent the Corporation from permitting Shareholders to vote against a resolution to elect a director or appoint an auditor.

The Corporation has also received an in-principle waiver from ASX Listing Rule 14.3 to the extent necessary to permit the Corporation to accept nominations for the election of directors in accordance with Canadian securities laws. Under ASX Listing Rule 14.3, an ASX listed entity must accept nominations for the election of directors up to 35 business days (in the case of a meeting that securityholders have requested directors to call, 30 business days) before the date of the meeting at which directors may be elected, unless the entity’s constitution provides otherwise. Section 137 of the Canada Business Corporations Act provides a mechanism for Shareholders to submit proposals for consideration at an annual meeting, including nominations for election of directors, up to 90 days prior to the anniversary date of the previous annual meeting. If the proposal includes a nomination for election, the proposal must be signed by one or more holders of shares representing an aggregate of not less than 5% of the voting shares. A Shareholder who is entitled to submit a proposal is also entitled to discuss at an annual meeting any subject, including nominations for election of directors, that they would be entitled to make a proposal regarding. In this manner, nominations for election to director may be made at the meeting, and it is possible that a person could be elected director without his or her nomination disclosed prior to the date of the meeting.

STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

Certain information contained in this Amended Circular contains “forward-looking statements” and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “is subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are qualified in their entirety by assumptions and the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements are based on assumptions made by Teranga in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that Teranga believes are appropriate in the circumstances, including their expectations of timing and the terms and benefits of the Offer, and such assumptions involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Teranga to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Important factors that could cause actual results to differ materially from the expectations of Teranga include, among other things: dependence on the Sabodala gold mine for substantially all of Teranga’s operating revenue and cash flows; dependence of financial performance on the price of gold; ability to meet key production and cost estimates; technical operational risks of an operating gold mine; changes in the supply or cost of energy, commodities or other key inputs; fluctuations in stock exchange prices; dependence on key management and qualified operating personnel; inherent dangers and risks of mining; speculative and uncertain nature of mining; illegal mining and related delays, disputes and liability; ability to obtain additional external financing on commercially acceptable terms;

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

ability to continually replace and expand Teranga’s reserves and resources; changes in taxation laws, regulations or enforcement; legal proceedings; adequacy of insurance; fluctuations in foreign currency exchange rates; renewal of Teranga’s Sabodala mining license in 2022; licensing, permitting and approvals and other regulatory requirements of operating in Senegal; environmental laws and regulations; land reclamation costs; risks associated with joint ventures; challenges to mineral rights or surface rights; ability to identify or complete desirable acquisitions, investments or divestitures, and subsequently integrating such business or asset; political, economic and other risks in Senegal; international disputes and litigation; uncertainties in the interpretation and application of laws and regulations in Senegal; ability to repatriate funds from Senegal or any other foreign country; current global financial conditions and volatility; conflicts of interest; ability to compete successfully with other mining companies; consequences of a mine closure; outbreak of any severe communicable disease in Senegal; compliance with the ASX Listing Rules and corporate law; government approvals; and, co-operation of Oromin’s joint venture partners. Such forward-looking statements should therefore be construed in light of such factors. These factors are not intended to represent a complete list of the general or specific factors that could affect Teranga. Additional factors may be noted elsewhere in this Amended Circular. Readers are cautioned not to put undue reliance on forward-looking statements. Teranga disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable Laws.

Forward-looking information and other information contained herein concerning mineral exploration and management’s general expectations concerning the mineral exploration industry are based on estimates prepared by management using data from publicly available industry sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which management believes to be reasonable.  However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics.  While management is not aware of any misstatements regarding any industry data presented herein, mineral exploration involves risks and uncertainties and industry data is subject to change based on various factors.

In addition, please note that statements relating to “reserves” or “resources” are deemed to be forward-looking information as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably mined in the future.

Neither Teranga nor its directors or officers has verified the accuracy or completeness of information or statements contained herein which are made by or derived from third-party sources. Such third-party sources may have failed to identify events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements. Teranga has no means of verifying the accuracy or completeness of such information or statements made by or derived from third-party sources or whether there has been any failure by such sources to identify events that may have occurred or may affect the significance or accuracy of any information or statements.

INFORMATION CONCERNING OROMIN

Except as otherwise indicated, the information concerning Oromin contained in this Amended Circular has been taken from and is based solely upon Oromin’s public disclosure on file with the applicable securities commissions or similar regulatory authorities in each of the provinces and territories of Canada (the “Securities Regulatory Authorities”). Oromin has not reviewed this document and has not confirmed the accuracy and completeness of the information in respect of Oromin contained in this document. Although Teranga has no knowledge that would indicate that any information or statements contained in this document concerning Oromin taken from, or based upon, such public disclosure contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, neither Teranga nor any of its directors or officers has verified, nor do they assume any responsibility for, the accuracy or completeness of such information or statements or for any failure by Oromin to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements but which are unknown to Teranga. Teranga has no means of verifying the accuracy or completeness of any of the information contained herein that is derived from Oromin’s publicly available documents or records or whether there has been any failure by Oromin to disclose events that may have occurred or may affect the significance or accuracy of any information. Except as otherwise indicated, information concerning Oromin is given based on information in Oromin’s public disclosure available as of June 15, 2013, 2013. All references to the number of Oromin Shares outstanding on a fully diluted basis as at May 28, 2013 in this document are references to estimates of such figures based solely on Oromin’s public disclosure. For greater certainty, information contained on Oromin’s profile on SEDAR is expressly not incorporated by reference into this Amended Circular and Shareholders should not consider such information to be part of or to be included in this Amended Circular. See “Risk Factors” below.

The technical information contained in this Amended Circular that relates to exploration results, mineral resources or ore reserves of Oromin is based on information compiled by Mr. Paul Chawrun P. Eng, using existing publicly available information provided by Oromin, including the NI 43-101 technical report entitled OJVG Golouma Gold Project Updated Feasibility Study Technical Report, March 15, 2013, prepared for OJVG and publicly available on SEDAR. Mr. Chawrun is Member of the Professional Engineers Ontario, which is currently included as a “Recognised Overseas Professional Organization” in a list promulgated by the ASX from time to time.

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

Mr. Chawrun is a full-time employee of Teranga and is not “independent” within the meaning of NI 43-101. Mr. Chawrun has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves” and is a “Qualified Person” under NI 43-101. Mr. Chawrun consents to the inclusion in this Offer to Purchase and Circular of the matters based on his information in the form and context in which it appears.

Oromin’s disclosure of mineral reserve and mineral resource information is governed by NI 43-101 under the guidelines set out in the CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). CIM definitions of the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource”, are substantially similar to the JORC Code corresponding definitions of the terms “ore reserve”, “proved ore reserve”, “probable ore reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource”, respectively. Estimates of mineral resources and mineral reserves prepared in accordance with the JORC Code would not be materially different if prepared in accordance with the CIM definitions applicable under NI 43-101. There can be no assurance that those portions of mineral resources that are not mineral reserves will ultimately be converted into mineral reserves. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL REPORTING STANDARDS

Teranga prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws.  Terms relating to mineral resources and mineral reserves in this Amended Circular are defined in accordance with NI 43-101.  The Securities and Exchange Commission (“SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Teranga uses certain terms, such as, “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize.

INFORMATION CONCERNING U.S. REGISTRATION STATEMENT

Teranga has filed with the SEC a Registration Statement on Form F-80 and a tender offer statement on Schedule 14D-1F, each of which includes the offer and take-over bid circular, and other documents and information.  These documents are available free of charge at the SEC’s website at www.sec.gov and such documents will also be available for review on Teranga’s website at www.terangagold.com.  IF YOU ARE ALSO AN OROMIN SHAREHOLDER, YOU ARE URGED TO READ THE REGISTRATION STATEMENT, THE SCHEDULE 14D-1F, THE OFFER AND TAKE-OVER BID CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The information contained herein does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any securities of Teranga or Oromin.  The Offer is only made pursuant to the offer and take-over bid circular of Teranga, dated June 19, 2013 filed with the securities regulatory authorities in Canada and pursuant to registration or qualification under the securities laws of any other jurisdiction.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no person who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation’s last financial year, nor any proposed nominee for election as a director of the Corporation, nor any of associates or affiliates of the foregoing persons, has a material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors or the appointment of auditors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Share Capital

The Corporation’s authorized share capital currently consists of an unlimited number of Common Shares of which 245,618,000 were issued and outstanding as of the date of this Amended Circular. Each Common Share entitles the holder thereof to one vote at all meetings of Shareholders of the Corporation, including the Meeting.

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

Principal Shareholders

As of the date of this Amended Circular, to the knowledge of the directors and executive officers of the Corporation, no person or company beneficially owns, or exercises control or direction over, directly or indirectly, more than 10% of the voting rights attached to the Common Shares other than as set out below:

Name	Number of Common Shares		Percentage of Outstanding Common Shares

Mineral Deposits Limited	39,999,838		16.29%
BT Investment Management Limited	16,562,928	(2)	6.74	%(1)
Colonial First State Global Asset Management	14,765,194		6	%(1)
Sentry Investments, Inc.	12,482,700		5.1	%(1)

(1)         Pursuant to Australian law, a holder of more than 5% of the voting power of a corporation is deemed a substantial holder and must report such holdings. As of the close of business on the record date, except as set forth above, the Corporation is not aware of any substantial holder under Australian law.

(2)         This includes all of the Common Shares held by BT Investment Management Limited and related companies, as disclosed in the Change Notice filed by Westpac Group with the ASX on June 13, 2013.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

1.              Presentation of Audited Financial Statements

2.              Election of Directors

3.              Appointment of Auditors

4.             Share Issuance in Connection with the Offer

5.              To vote on the adoption of a resolution ratifying the Advance Notice By-Law

AUDITED FINANCIAL STATEMENTS

The audited comparative consolidated financial statements of the Corporation for the fiscal period ended December 31, 2012, and the report of the auditors thereon will be placed before the Meeting. Receipt at the Meeting of the audited comparative consolidated financial statements of the Corporation for the fiscal year ended December 31, 2012 will not constitute approval or disapproval of any matters referred to therein. No vote will be taken on the financial statements. These financial statements are included in the Corporation’s 2012 Annual Report which can be accessed on the Corporation’s website at www.terangagold.com and are also available at www.sedar.com.

Pursuant to National Instrument 51-102 — Continuous Disclosure Obligations of the Canadian Securities Administrators (“NI 51-102”) and National Instrument 54-101, a person or corporation who in the future wishes to receive annual and interim financial statements from the Corporation must deliver a written request for such material to the Corporation. Shareholders who wish to receive annual and interim financial statements are encouraged to complete the appropriate section at the bottom of the BLUE form of proxy and send it to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Canada, Attention: Proxy Department.

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

ELECTION OF DIRECTORS

At the Meeting, Shareholders will be asked to elect the seven (7) directors proposed by management (the “Nominees”), as approved by the board of directors of the Corporation (the “Board”).  The table below provides the names of the Nominees and information concerning them. The persons named in the enclosed BLUE form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director. Each director elected will hold office until his successor is elected at the next annual meeting of the Corporation, or any adjournment or postponement thereof, or until his successor is otherwise elected or appointed.

If any of the above Nominees is for any reason unavailable to serve as a director, proxies in favour of management will be voted for another nominee in their discretion unless the Shareholder has specified in the proxy that his or her Common Shares are to be withheld from voting in the election of directors.

Teranga believes that its slate of seven highly qualified and experienced director nominees, together with a management team that seeks to achieve the highest level of corporate governance standards, is the right team to continue to build shareholder value and fulfill Teranga’s vision of becoming a mid-tier gold producer in West Africa. In order to seek to achieve Teranga’s goal of becoming a mid-tier gold producer, Teranga needs to maintain the momentum established by the current Board and management team.

In addition, as you know, a dissident shareholder, Mineral Deposits Limited (“MDL”), a 16% shareholder of Teranga, has put forward three MDL associates as nominees for the Board to be voted on at the Meeting.  This follows the prior appointment of Mr. Jeff Williams, who is the former Managing Director of MDL, to the Board in April of this year at MDL’s request.  If successful, this two-staged attempt would have provided MDL with four seats on a board of seven and effective control of the Board by a 16% shareholder. The dissident’s attempt to seize majority control of the Board is being pursued without the dissident shareholder putting forward any clear plans on the path forward.  MDL has disclosed its intentions to nominate three MDL-associated candidates for election to the Board by using the so-called “public broadcast” proxy solicitation exemption, which involves MDL issuing a press release containing certain prescribed basic information about their nominees and filing it on SEDAR at www.sedar.com. MDL has not, however, taken the time to prepare an information circular or to provide you or Teranga with any details whatsoever on their plans for Teranga or any rationale for seeking a majority of the seats on the Board.

The Board and Management of Teranga denounce MDL’s effort to take control of Teranga without paying shareholders a premium for their shares. MDL’s opportunistic proposal brings with it NO plan, NO rationale, NO compelling credentials and NO control premium offered to Shareholders during this critical stage in our evolution.  MDL’s nominations are NOT in the best interest of Teranga and all of its Shareholders and are considered by the Board and Management to be self-serving.  The Board asks you to vote your BLUE proxy to support Teranga’s efforts to grow the company and not to be distracted by MDL’s opportunistic proposal.

MDL’s opportunistic tactics come at a time when Teranga is in the midst of pursuing a transformational and long-awaited acquisition of Oromin.  If MDL is successful in its opportunistic attempt, it could derail the completion of this critical transaction and potentially reverse Teranga’s positive momentum established by the current Board and management.

The Board agrees that a 16.3% shareholder (or 12.7% if the Offer is completed) like MDL may deserve one Board nominee, but disagree that it deserves any more than that.  Therefore, in the spirit of cooperation, the Board has considered MDL’s request and are proposing to include Nicholas Limb, the Executive Chairman of MDL (who is one of the three nominees put forward by MDL), on the management slate for your Board in place of Mr. Jeff Williams.  Mr. Limb would not be considered to be an independent director.  We believe that this is fair and reasonable given MDL’s ownership stake in Teranga. If elected by Shareholders, the Board looks forward to working with Nicholas Limb. The Board’s decision also reflects input received from certain Shareholders who supported Mr. Limb as being the most appropriate MDL representative to be on the Board.

Mr. Edward Goldenberg is included as a new nominee on the slate.  Mr. Goldenberg is extremely accomplished, having served as a senior political advisor, and then as Chief of Staff, to former Canadian Prime Minister Jean Chrétien and more recently as a senior partner at the law firm of Bennett Jones LLP.  Mr. Goldenberg was instrumental in representing Teranga in the recent negotiations with the Republic of Senegal that culminated in the historic Definitive Global Agreement with the Government of Senegal on May 31, 2013, which resolved numerous tax, fiscal and operational issues and set the foundation for finally executing on our consolidation strategy in Senegal.  Mr. Goldenberg has long been considered an excellent candidate for our board and we are excited that he is now available to be considered as a nominee following the successful completion of our agreement with the Government of Senegal.  With governmental relations seen as an ever increasingly important aspect of Teranga’s continued success in West Africa, Mr. Goldenberg will be an invaluable resource to the Board and management as Teranga seeks to continue to build on its new partnership with the Republic of Senegal.

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

Teranga also announces that Mr. Oliver Lennox-King has decided not to stand for re-election at the upcoming Meeting.  Mr. Lennox-King was MDL’s initial representative on the Board at the date of the initial public offering of Teranga and has been a significant independent board member, serving on three committees and chairing the Corporate Governance Committee. With the signing of the Definitive Global Agreement with the Government of Senegal and with the proposed acquisition of Oromin, Mr. Lennox-King recognized that the Board needed to increase its government relations capabilities and at the same time agreed a seat needed to be offered to MDL.  Therefore, Mr. Lennox-King graciously offered to step down to allow for this transition in the Board. The Board thanks Mr. Lennox-King for his support and tremendous contribution to Teranga over the last three years.

Teranga’s Nominees provide a comprehensive set of skills and experience comprising, among other things, technical and mining industry expertise, legal expertise, capital markets expertise, financial/accounting experience, environmental/sustainable development expertise, government relations expertise and “in-country” African expertise. Four of the seven management nominees are independent director nominees.

Teranga believes that its slate of seven highly qualified and experienced director Nominees, together with a management team that seeks to achieve the highest level of corporate governance standards, is the right team to continue to build shareholder value and fulfill Teranga’s vision of becoming a mid-tier gold producer in West Africa. In order to seek to achieve Teranga’s goal of becoming a mid-tier gold producer, Teranga needs to maintain the momentum established by the current Board and management team.

Nominee Biographies

The following are brief biographies of the Nominees:

Alan R. Hill, Toronto, Ontario, Canada

Alan Hill, 70, Executive Chairman of Teranga.  Mr. Hill joined Teranga as its Executive Chairman and CEO on December 3, 2010. Mr. Hill has been a director of Gold Fields Ltd since 2009. Mr. Hill served as President and CEO of Gabriel Resources Ltd. (“Gabriel”), having held the position from May 2005 to March 2009. At Gabriel, he lead a team that redesigned the Rosia Montana project, a large scale gold project in Europe, to be fully compliant with the strict new standards set by the European Union and to permit the project. Prior to leading Gabriel, Mr. Hill served as Non-Executive Chairman of Alamos Gold Inc. from 2005 through 2007, a gold company constructing its first mine in Mexico. Prior to that, Mr. Hill spent 20 years at Barrick Gold Corporation (“Barrick”), where as Executive Vice President, Development, he oversaw project evaluations, acquisitions and development of many of Barrick’s major mines in North America, South America, Africa and Australia. Mr. Hill holds undergraduate and graduate degrees in mining engineering and a post graduate degree in rock mechanics from Leeds University in the U.K.

Director since October 6, 2010

•                  Mr. Hill is not Independent within the meaning of NI 58-101

•                  Mr. Hill is a member of the Technical, Safety, Environmental and Social Responsibility Committee

Securities Ownership in Teranga

	Total
Common Shares Owned:	895,000

	Number	Grant Date	Expiry Date	Exercise Price	Total Unexercised
Stock Options	2,000,000	11/26/10	11/26/20	$3.00	2,000,000
Stock Options	200,000	12/21/11	12/21/21	$3.00	200,000
					2,200,000

Public Board membership during the Last Five years:

Goldfields (2009 to present)

Gabriel Resources Ltd. (2005 to 2009)

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

Richard S. Young, Oakville, Ontario, Canada

Richard Young, 49, President and Chief Executive Officer of Teranga.  Mr. Young joined Teranga as its President and CFO on December 3, 2010. Mr. Young most recently served as Vice President and CFO of Gabriel Resources Ltd. from May 2005 to March 2010. From 1991 until 2003, Mr. Young served in a series of positions of increasing responsibility at Barrick rising from positions in the finance group, mine development — primarily the Goldstrike and the Pierina projects — through corporate development, before becoming Vice President, Investor Relations. A Chartered Accountant, Mr. Young is a graduate of the University of Western Ontario with a graduate diploma in public accountancy from McGill University.

Director since October 1, 2010

•                  Mr. Young is not Independent within the meaning of NI 58-101

Securities Ownership in Teranga

	Total
Common Shares Owned:	558,030

	Number	Grant Date	Expiry Date	Exercise Price	Total Unexercised
Stock Options	1,800,000	11/26/10	11/26/20	$3.00	1,800,000
Stock Options	200,000	12/21/11	12/21/21	$3.00	200,000
					2,000,000

Public Board membership during the Last Five years:

None

Christopher R. Lattanzi, Toronto, Ontario, Canada

Christopher R. Lattanzi, 76, Director of Teranga.  Mr. Lattanzi is currently a director of Argonaut Gold Inc. and Spanish Mountain Gold Ltd. Mr. Lattanzi is an associate consultant for Micon International Limited (“Micon”). He was the founding member of Micon in 1988 and served as its president from formation until mid-2005. Prior to 1988, Mr. Lattanzi was a consultant with David Robertson and Associates, Micon’s predecessor firm. As a consultant, Mr. Lattanzi has gained invaluable experience in property valuation, scoping, feasibility studies and project monitoring on a global basis. Mr. Lattanzi was appointed a director of Meridian Gold Inc. (“Meridian”) in 1999 and from mid-2004 until December 2006 he was the chairman of the board of Meridian. Mr. Lattanzi holds a B.Eng (Mining) from Melbourne University.  He has worked within the mineral industry for more than 50 years.

Director since October 13, 2010

•                  Mr. Lattanzi is Independent within the meaning of NI 58-101

•                  Mr. Lattanzi is the Lead Independent Director

•                  Mr. Lattanzi is a member of the Compensation Committee, the Audit Committee and Chair of the Technical, Safety, Environmental and Social Responsibility Committee

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

Securities Ownership in Teranga

	Total
Common Shares Owned:	10,000

	Number	Grant Date	Expiry Date	Exercise Price	Total Unexercised
Stock Options	300,000	11/26/10	11/26/20	$3.00	300,000
Stock Options	75,000	02/21/12	02/21/12	$3.00	75,000
					375,000

Public Board membership during the Last Five years:

Argonaut Gold Inc. (2009 to present)

Spanish Mountain Gold Ltd. (2008 to present)

Alan R. Thomas, Toronto, Ontario, Canada

Alan R. Thomas, 70, Director of Teranga.  Mr. Thomas has been a director/trustee of Labrador Iron Ore Royalty Corporation (formerly Labrador Iron Ore Trust) since 2004 and Chief Financial Officer since 2006. Mr. Thomas served on the board of directors of Gabriel Resources Ltd. from June 2006 until June 2010. Prior to retiring, Mr. Thomas held the position of Chief Financial Officer of ShawCor Ltd., an energy services firm headquartered in Toronto with manufacturing and service operations around the world, from 2000 to 2006. Prior to serving with ShawCor Ltd., Mr. Thomas was the CFO of Noranda Inc. from 1987 to 1998. Mr. Thomas is a chartered accountant and graduate of the University of Toronto.

Director since October 13, 2010

•                  Mr. Thomas is Independent within the meaning of NI 58-101

•                  Mr. Thomas is a member of the Corporate Governance Committee, the Compensation Committee and Chair of the Audit Committee and the Finance Committee

Securities Ownership in Teranga

	Total
Common Shares Owned:	10,000

	Number	Grant Date	Expiry Date	Exercise Price	Total Unexercised
Stock Options	300,000	11/26/10	11/26/20	$3.00	300,000
Stock Options	75,000	02/21/12	02/21/12	$3.00	75,000
					375,000

Public Board membership during the Last Five years:

Labrador Iron Ore Royalty Corporation (2004 to present)

Gabriel Resources Ltd. (2005 to 2010)

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

Frank D. Wheatley, North Vancouver, British Columbia, Canada

Frank Wheatley, 54, Director of Teranga.  Mr. Wheatley was the Executive Director — Corporate Affairs and Strategy of Talison Lithium Limited, from January 2010 until March 31, 2013 when it was acquired by Chengdu Tianqi Industry (Group) Co.  Mr. Wheatley is also a director of Selwyn Resources Ltd. Mr. Wheatley was the Vice-President and General Counsel of Gabriel Resources Ltd. (“Gabriel”), from 2000 to 2009, and prior to which, the President and Chief Operating Officer of Gabriel from March 1999 to October 2000. Before joining Gabriel, Mr. Wheatley was Vice President, Legal Affairs of Eldorado Gold Corporation. Mr. Wheatley has 28 years’ experience as a director and senior officer of, and legal counsel to, a number of Canadian public mining companies and has extensive legal and business experience in the mineral industry, particularly in the areas of public financing, project debt financing, permitting of large scale mining projects, and strategic mergers and acquisitions in the international minerals industry. Mr. Wheatley received his Bachelor of Commerce and LL.B. degrees from the University of British Columbia.

Director since October 21, 2010

•                  Mr. Wheatley is Independent within the meaning of NI 58-101

•                  Mr. Wheatley is a member of the Audit Committee, the Corporate Governance Committee, the Finance Committee and Chair of the Compensation Committee

Securities Ownership in Teranga

	Total
Common Shares Owned:	Nil

	Number	Grant Date	Expiry Date	Exercise Price	Total Unexercised
Stock Options	300,000	11/26/10	11/26/20	$3.00	300,000
Stock Options	75,000	02/21/12	02/21/12	$3.00	75,000
					375,000

Public Board membership during the Last Five years:

Talison Lithium Limited (2010 to 2013)

Galileo Petroleum Ltd. (2004 to 2012)

Lilthic Resources Ltd. (2002 to 2012)

Edward S. Goldenberg, Ottawa, Ontario, Canada

Edward S. Goldenberg, 64, Nominee Director of Teranga. Mr. Goldenberg is a senior partner at the law firm of Bennett Jones LLP where he has a corporate practice, advising clients on governance issues, public policy and government relations.  Mr. Goldenberg has a distinguished background working with the Government of Canada, having been the Senior Policy Advisor to the Prime Minister of Canada (1993-2003) and the Prime Minister’s Chief of Staff (2003). During his long involvement with the Prime Minister’s office, he was heavily involved in the preparation of 10 federal budgets, meetings between the Prime Minister and the provincial premiers, meetings with the heads of government of numerous countries, including all of the G-8 countries, Team Canada trade missions and cabinet committee meetings.  Prior to these roles, Mr. Goldenberg acted in various capacities in the federal government, including in all the major economic departments and as Special Constitutional Advisor to the Minister of Justice (1980-1982). He is one of the authors of the Charter of Rights and Freedoms.  Mr. Goldenberg was awarded an Honourary Doctorate of Laws from McGill University in 2004.  Mr. Goldenberg is a board member of the Canadian International Council, a non-partisan, nationwide council established to strengthen Canada’s role in international affairs.  Mr. Goldenberg holds a BA, MA and BCL from McGill University and is also a graduate of the Institut d’Études Politiques de Paris (France).

Mr. Goldenberg is up for election to the Board for the first time and is Independent within the meaning of NI 58-101.

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

Securities Ownership in Teranga

Mr. Goldenberg does not own any securities of Teranga.

Nicholas J. Limb, Melbourne, Victoria, Australia

All disclosure contained in this Amended Circular in respect of Mr. Limb is based on information provided to Teranga by MDL pursuant to Teranga’s Advance Notice By-Law. Neither MDL nor Mr. Limb have reviewed this document or confirmed the accuracy and completeness of the information in respect of Mr. Limb contained in this document. Although Teranga has no knowledge that would indicate that any information or statements contained in this document concerning Mr. Limb contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, neither Teranga nor any of its directors or officers has verified, nor do they assume any responsibility for, the accuracy or completeness of such information or statements or for any failure by MDL or Mr. Limb to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements but which are unknown to Teranga.

Nicholas J. Limb, 58, has been the Executive Chairman of MDL from March 1997 to the present. Mr. Limb was retained by Teranga in a consultancy capacity from December 2010 to December 2011. Mr. Limb is also a non-executive Chairman of FAR Limited.  Mr. Limb has a technical background in gold mining and management of gold companies, and has public company experience at the director level in the mining industry. He also has a 10 years history in Senegal and exposure to its political and administrative processes. Mr. Limb received his Bachelor of Science (Geology) in 1975 from the Adelaide University, his Bachelor of Science (Honours) (Geology) in 1976 from Flinders University and a Graduate Diploma of Applied Finance and Investment in 1988 from the Securities Institute of Australia.

Securities Ownership in Teranga

	Total
CDIs Owned:	604,513

	Number	Grant Date	Expiry Date	Exercise Price	Total Unexercised
Stock Options	1,000,000	12/03/2010	11/25/2014	$3.00	1,000,000

Public Board membership during the Last Five years:

Mineral Deposits Limited (1997 to present)

FAR Limited (2011 to present)

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

Board of Directors Skills Matrix

Below is a matrix of the relevant skill sets the Board uses as its selection criteria for new directors and reflects the skill sets represented among the Nominees.

Skills and Experience	Alan R. Hill	Richard S. Young	Christopher R. Lattanzi	Alan R. Thomas	Frank D. Wheatley	Nicholas J. Limb	Edward S. Goldenberg
Senior Executive(1)	✓	✓		✓	✓	✓
Other Directorships(2)	✓		✓	✓	✓	✓	✓
Legal Expertise					✓		✓
Technical Expertise	✓		✓
Capital Markets	✓	✓		✓	✓	✓	✓
Financial/Accounting Expertise		✓		✓
Mining Industry Experience	✓	✓	✓	✓	✓	✓
Environment/Sustainable Development	✓	✓			✓
African Experience	✓	✓	✓			✓
Governmental Relations Expertise							✓

(1)         Served as a senior officer of another major public company.

(2)         Served as a director of another major organization (Public, Private or Non-Profit).

Corporate Cease Trade Orders or Bankruptcies

Except as set out below, to the best of the Corporation’s knowledge, information and belief, no Nominee, is, as at the date of this Amended Circular, or has been, within 10 years before the date of this Amended Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation), that:

a)             was subject to an order that was issued while the Nominee was acting in the capacity as director, chief executive officer or chief financial officer; or

b)             was subject to an order that was issued after the Nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that Nominee was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of the above paragraph, “order” means a cease trade order, an order similar to a cease trade order; or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days.

Except as set out below, to the best of the Corporation’s knowledge, information and belief, no Nominee:

a)             is, as at the date of this Amended Circular, or has been within the 10 years before the date of this Amended Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets; or

b)             has, within the 10 years before the date of this Amended Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee.

Mr. Wheatley was a director of Constellation Copper Corporation (“Constellation”) from June 1999 to December 23, 2008. On November 14, 2007, Constellation and management were issued a management cease trade order for failure to file interim financial statements and management discussion and analysis for the period ended September 30, 2007 within the prescribed time period due to an impairment review of the Lisbon Valley mine. This order was rescinded on January 16, 2008 following the filing of the required documents. In November, 2008, Constellation and its management applied for a management cease trade order and on January 14, 2009, Constellation was issued a cease trade order for failure to file interim unaudited financial statements and management discussion and analysis for the period ended September 30, 2008. On December 23, 2008, Constellation announced that it filed an assignment in bankruptcy under the Bankruptcy and Insolvency Act (Canada).

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

Penalties or Sanctions

To the best of the Corporation’s knowledge, information and belief, no Nominee has been subject to:

a)             any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

b)             any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a Nominee.

Personal Bankruptcies

To the best of the Corporation’s knowledge, information and belief, none of the Nominees has individually, within the 10 years prior to the date of this Amended Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets.

Indemnification and Insurance

The by-laws of the Corporation provide an indemnity to the directors and officers of the Corporation in certain circumstances. In addition, the Corporation has a director and officer insurance program in place along with indemnification agreements with each of its directors and officers. The indemnification agreements generally require that the Corporation indemnify and hold the indemnitees harmless to the greatest extent permitted by applicable law for liabilities arising out of the indemnitees’ service to the Corporation as directors and officers, if the indemnitees acted honestly and in good faith with a view to the best interests of the Corporation and, with respect to criminal and administrative actions or proceedings, if the indemnitee had reasonable grounds for believing that his or her conduct was lawful. The indemnification agreements also provide that the Corporation advance defence expenses to the indemnitees.

Director Compensation

Non-executive directors of the Corporation receive an annual cash retainer of $40,000. The chair of the Audit Committee receives an annual cash retainer of $20,000, and the chairs of each other committee of the Board receive an annual cash retainer of $12,500.  The Lead Independent Director of the Corporation is entitled to receive a further annual cash retainer of $12,500. Each non-executive member of the Board receives a fee of $1,500 for each Board meeting attended and a further $1,400 for each committee meeting they attend. Directors are also reimbursed for their out-of-pocket expenses incurred in connection with rendering services to the Corporation.

Each of the Corporation’s non-executive directors also received an initial grant of 300,000 options to purchase Common Shares under the Stock Option Plan, upon election or appointment, at an exercise price determined in accordance with the Stock Option Plan (which exercise price cannot be lower than the volume weighted average trading price of the Common Shares as reported on the TSX for the five trading days immediately preceding the day on which the Option is granted). In addition, each non-executive director receives an annual grant of 75,000 options.  In 2012, each non-executive director was granted 75,000 options.  For 2013, the Board decided not to make an annual grant of options to the non-executive directors.  Such options shall vest equally over 36 months from the date of grant and have a 10 year term, subject to the formal approval of, and grant by, the Board at the appropriate time. See “Compensation Discussion and Analysis — Elements of Compensation — Long-Term Equity Incentives.”

The following table provides information regarding compensation paid to the Corporation’s non-executive directors for the period from January 1, 2012 to December 31, 2012.

Name(1)	Annual Board Retainer	Retainer for Lead Independent Director	Annual Committee Chair Retainer		Board Meeting Fees	Committee meeting Fees	Total Fees
Oliver Lennox-King	$40,000	N/A	$12,500		$19,500	$14,000	$86,000
Alan Thomas	$40,000	N/A	$32,500	(2)	$22,500	$15,400	$110,400
Frank Wheatley	$40,000	N/A	$12,500		$19,500	$15,400	$87,400
Christopher Lattanzi	$40,000	$12,500	$12,500		$21,000	$7,000	$93,000

Compensation received by Mr. Hill and Mr. Young in their roles as executive officers of the Corporation are reflected in the Summary Compensation Table for the Named Executive Officers of the Corporation, as set out below.

(1)         Retainer to Mr. Thomas includes $20,000 as Chair of Audit Committee and $12,500 as Chair of Finance Committee.

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

Outstanding Option-Based Awards

The following table sets forth details of all awards outstanding as at December 31, 2012, including awards granted prior to the most recently completed financial year.

	Option-based awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In- the-money Options ($)(1)
Christopher R. Lattanzi	300,000 75,000	$3.00	11/26/2020 02/21/2021	Nil
Oliver Lennox-King	300,000 75,000	$3.00	11/26/2020 02/21/2021	Nil
Alan R. Thomas	300,000 75,000	$3.00	11/26/2020 02/21/2021	Nil
Frank D. Wheatley	300,000 75,000	$3.00	11/26/2020 02/21/2021	Nil

(1)                                 Based on the closing price for the Common Shares on the TSX of $2.26 on December 31, 2012.

Incentive Plan Awards — Value Vested or Earned during the Year

The value of all incentive plan awards that vested or were earned by each non-executive director for the period from January 1, 2012 to December 31, 2012, being the end of the most recently completed financial year, is nil.

The Board recommends that Shareholders vote in favour of the election of the Nominees.

UNLESS SUCH AUTHORITY IS WITHHELD, THE PERSONS NAMED IN THE ACCOMPANYING PROXY WILL VOTE FOR THE NOMINEES.

The Board has adopted a majority voting policy relating to the election of directors. See “Corporate Governance — Majority Vote Policy”.

APPOINTMENT OF AUDITORS

At the Meeting, Shareholders will be asked to approve a resolution appointing Ernst & Young LLP as auditors for the Corporation, and to authorize the Board to fix their remuneration.

Teranga changed its auditors from Deloitte & Touche LLP to Ernst & Young LLP in April 2013. As required under National Instrument 51-102 — Continuous Disclosure Obligations, attached as Schedule “E” to this Amended Circular is the Notice of Change of Auditors dated April 12, 2013, the confirmation of Deloitte & Touche LLP, the Corporation’s former auditor, dated April 24, 2013, and the notice of confirmation of Ernst & Young LLP, the Corporation’s current auditor, dated April 18, 2013.

The Audit Committee has recommended to the Board, and the Board recommends, the appointment of Ernst & Young LLP, Chartered Accountants of Toronto, Ontario as auditors of Teranga to hold office until its successor is appointed and to authorize the directors to fix their remuneration. Ernst & Young LLP was first appointed as auditors of Teranga March 27, 2013.

Reference is made to the heading “Audit Committee” for information regarding the Audit Committee.

The Board recommends that Shareholders vote in favour of the resolution regarding the appointment of Ernst & Young LLP as the auditors of the Corporation and to authorize the Board to fix their remuneration.

UNLESS SUCH AUTHORITY IS WITHHELD, THE PERSONS NAMED IN THE ACCOMPANYING PROXY WILL VOTE FOR THE APPOINTMENT OF ERNST & YOUNG LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE CORPORATION, AND TO AUTHORIZE THE BOARD TO FIX THEIR REMUNERATION.

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

SHARE ISSUANCE IN CONNECTION WITH THE OFFER

At the Meeting, Shareholders will be asked to consider and vote on the Share Issuance Resolution, the full text of which is attached as Schedule “B”.

The Offer relates to the offer by the Corporation to purchase, for consideration of 0.582 of a Common Share for each common share of Oromin (on and subject to certain terms and conditions) all of the outstanding common shares of Oromin, other than the common shares of Oromin owned, directly or indirectly, by the Corporation and its affiliates, and including any common shares of Oromin that may become issued and outstanding before the expiry of the Offer upon the exercise, conversion or exchange of any convertible securities of Oromin, together with the associated rights (the “SRP Rights”) issued under the Shareholder Rights Plan of Oromin, dated June 27, 2008.

Certain information about Oromin, and certain information regarding the Offer, are set out in Schedule “A”.  Such information includes information regarding the background of the Offer, the reasons for the Offer, the purpose of the Offer, the Corporation’s plans for Oromin following the completion of the Offer and certain risk factors relating to the Offer.  Shareholders should carefully consider the information in Schedule “A” when considering the Share Issuance Resolution.

Teranga retained Cormark Securites Inc. (“Cormark”) as a financial advisor to Teranga and to provide the Board with its opinion as to the fairness to Shareholders, from a financial point of view, of the exchange ratio under the Offer. In connection with this mandate, Cormark has prepared a fairness opinion (the “Fairness Opinion”) the full text of which is attached as Schedule “C”. The Fairness Opinion concludes that, on the basis of the particular assumptions, qualifications and limitations set forth therein, as well as other matters it considered relevant, Cormark is of the opinion that, as of June 2, 2013, the Offer is fair, from a financial point of view, to the Shareholders.  The Fairness Opinion is subject to certain assumptions, explanations, qualifications and limitations contained therein, and should be read in its entirety.

Pursuant to the listing rules of the TSX, a listed company is generally required to obtain shareholder approval in connection with an acquisition transaction where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction.  Therefore, the approval of Shareholders is required for the approximately 69.1 million Common Shares (representing approximately 28% of the Common Shares currently outstanding on a non-diluted basis) to be issued by the Corporation in connection with the Offer. Such number of Common Shares to be issued in connection with the Offer is based on the number of Oromin Shares outstanding as at May 28, 2013 (as disclosed by Oromin in its annual information form for the year ended February 28, 2013) and assumes that: (i) all of the Oromin Shares outstanding as at May 28, 2013 are acquired upon completion of the Offer, (ii) none of the holders of convertible securities of Oromin exercise such convertible securities in advance of the completion of the Offer and tender such securities under the Offer, and (iii) 195,000 additional Oromin Shares are issued to Sprott Resource Lending Partnership in connection with its credit agreement with Oromin.

The ASX Listing Rules also require, subject to certain exceptions, that approval of Shareholders is obtained for any issue of securities by an ASX listed company, where the securities proposed to be issued represent more than 15% of the company’s ordinary securities then on issue. Pursuant to and in accordance with Listing Rule 7.3, the following information is provided in relation to the approval of the potential issue of securities under the Offer: (i) for purposes of the ASX Listing Rules and subject to the ASX Listing Rules, the maximum number of Common Shares Teranga may issue under the Offer is 76,957,696 (assuming that all of the Oromin Shares outstanding as at May 28, 2013 are tendered to the Offer, all convertible securities in Oromin are exercised and 195,000 additional Oromin Shares are issued to Sprott Resource Lending Partnership in connection with its credit agreement with Oromin and that Teranga takes up and pays for such Oromin Shares under the Offer); (ii) Teranga will issue and allot the Common Shares no later than three months after the date of the Meeting (or such longer period of time as ASX may in its discretion allow); (iii) the Common Shares will be issued to the holders of Oromin Shares in consideration for their Oromin Shares and, as such, will have a cash issue price of nil; (iv) the Common Shares will be issued to the holders of Oromin Shares; (v) the Common Shares will rank equally in all respects with Teranga’s existing issued Common Shares; (vi) the issue of the Common Shares will occur progressively; and (vii) a voting exclusion statement is included in Schedule “B” to this Amended Circular.

In order for the Offer to be completed, Shareholders must approve the Share Issuance Resolution. The Share Issuance Resolution must be approved by a simple majority (50% plus one vote) of eligible votes cast at the Meeting by Shareholders, present in person or by proxy. The full text of the Share Issuance Resolution is attached as Schedule “B” to this Amended Circular.

The Board unanimously recommends that Shareholders vote in favour of the Share Issuance Resolution.

UNLESS SUCH AUTHORITY IS WITHHELD, THE PERSONS NAMED IN THE ACCOMPANYING PROXY WILL VOTE FOR THE APPROVAL OF THE SHARE ISSUANCE RESOLUTION.

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

RATIFICATION OF ADVANCE NOTICE BY-LAW

On April 29, 2013, the Board adopted the Advance Notice By-Law, the full text of which is reproduced in Schedule “D” to this Amended Circular, which requires that advance notice be given to the Corporation in circumstances where nominations of persons for election as a director of the Corporation are made by shareholders other than pursuant to: (i) a requisition of a meeting made pursuant to the provisions of the CBCA; or (ii) a shareholder proposal made pursuant to the provisions of the CBCA.

Among other things, the Advance Notice By-Law fixes a deadline by which shareholders must submit a notice of director nominations to the Corporation prior to any annual or special meeting of shareholders where directors are to be elected and sets forth the information that a shareholder must include in the notice for it to be valid.

In the case of an annual meeting of shareholders, notice to the Corporation must be given no less than 30 nor more than 65 days prior to the date of the annual meeting provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be given no later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Corporation must be given no later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Advance Notice By-Law will allow the Corporation to receive adequate prior notice of director nominations, as well as sufficient information on the nominees. The Corporation will thus be able to evaluate the proposed nominees’ qualifications and suitability as directors. It will also facilitate an orderly and efficient meeting process.

At the Meeting, shareholders will be asked to review and, if deemed appropriate, to adopt the resolution of the shareholders reproduced below to ratify the Advance Notice By-Law. To be adopted, this resolution must be approved by the majority of the votes cast by holders of Common Shares:

“BE IT RESOLVED:

THAT the Advance Notice By-Law (By-Law No. 2) adopted by the Board of Directors of the Corporation, the full text of which is reproduced in Schedule “D” to the Amended and Restated Management Proxy Circular of the Corporation dated June 21, 2013, be ratified.

THAT any Director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to do all acts and things, as such Director or officer may determine necessary or advisable to give effect to this resolution.”

The Board recommends that Shareholders vote in favour of the approval of this resolution.

UNLESS SUCH AUTHORITY IS WITHHELD, THE PERSONS NAMED IN THE ACCOMPANYING PROXY WILL VOTE FOR THE RATIFICATION OF THE ADVANCE NOTICE BY-LAW.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to Shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Corporation. The Board is committed to sound corporate governance practices which are both in the interest of Shareholders and contribute to effective and efficient decision-making. National Policy 58-201 establishes corporate governance guidelines which apply to all public companies. In light of these guidelines, the Corporation has instituted its own corporate governance practices.

Board of Directors

At present, the Board is currently composed of seven (7) directors, four (4) of whom are considered to be independent of the Corporation. An “independent” director is a director who has no direct or indirect “material relationship” with the Corporation. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

judgment. If the directors proposed in this Amended Circular are elected, of the seven (7) directors, the following four (4) will be considered to be independent: Christopher R. Lattanzi, Alan R. Thomas, Edward S. Goldenberg and Frank D. Wheatley.

Mr. Hill, the Executive Chairman of the Board, and Mr. Young, the President and Chief Executive Officer of the Corporation, are not considered to be independent directors.

Mr. Lattanzi, the lead independent director of the Corporation, provides leadership for the Corporation’s independent directors. The primary responsibilities of the lead director are to (i) seek to ensure that appropriate structures and procedures are in place so that the Board may function independently; and (ii) lead the process by which the independent directors seek to ensure that the Board represents and protects the interests of all Shareholders.

Independent Directors’ Meetings

The independent Board members meet before or after meetings of the Board in in camera sessions, as and when necessary and appropriate, without the presence of management and under the chairmanship of the lead director of the Board, Christopher Lattanzi. During the year ended December 31, 2012, there were three (3) in camera session at which the non-independent directors (Mr. Hill, the Executive Chairman and Mr. Young, the President and Chief Executive Officer) and management were excluded from attendance.

Attendance Record

The table below shows the record of attendance by directors at meetings of the Board and its committees, as well as the number of Board and Board committee meetings held during the 12 month period ended December 31, 2012.

Number and Percentage of Meetings Attended
Name	Board (14)	Audit Committee (4)	Compensation Committee (1)	Corporate Governance Committee (2)	Technical & Safety Committee (1)	Finance Committee (4)	Committees (12 Total)	Overall Attendance
Alan Hill(1)	14/14 (100%)	—	—	—	1/1	—	1/1 (100%)	15/15 (100%)
Richard Young(1)	14/14 (100%)	—	—	—	—	—	—	14/14 (100%)
Christopher R. Lattanzi(1)	14/14 (100%)	4/4	1/1	—	1/1	—	6/6 (100%)	20/20 (100%)
Oliver Lennox-King	13/14 (93%)	3/4	—	2/2	1/1	4/4	10/11 (91%)	23/25 (92%)
Alan R. Thomas	14/14 (100%)	4/4 (Chair)	1/1	2/2	—	4/4 (Chair)	11/11 (100%)	25/25 (100%)
Frank D. Wheatley	13/14 (93%)	4/4	1/1 (Chair)	2/2	—	4/4	9/9 (100%)	22/23 (96%)

(1)   Messrs Hill and Young, as executive directors, as well as Mr. Lattanzi, as Lead Independent Director attended all committee meetings of the Board.

Other Reporting Issuer Directorships

The following directors are currently directors of other reporting issuers (or the equivalent) in Canada or foreign jurisdictions, as follows:

Name	Name of Other Reporting Issuer
Frank Wheatly	Selwyn Resources Ltd.
Alan R. Hill	Gold Fields Ltd.
Christopher R. Lattanzi	Argonaut Gold Inc. Spanish Mountain Gold Ltd.
Oliver Lennox-King	Roxgold Inc.
Nicholas J. Limb(1)	Mineral Deposits Limited
Alan R. Thomas	Labrador Iron Ore Royalty Corporation

(1)                                Mr. Limb is a nominee, and is not currently a member of the Board.

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

Board Mandate

The Board is responsible for managing the business and affairs of the Corporation and, in doing so, must act honestly and in good faith with a view to the best interests of the Corporation. The Board has adopted a written mandate (the “Board Mandate”), a copy of which is attached to this Amended Circular as Schedule “F”. The Board Mandate includes approving long-term goals and objectives for the Corporation, ensuring the plans and strategies necessary to achieve those objectives are in place, and supervising senior management who are responsible for the implementation of long-term strategies and day-to-day management of the Corporation. The Corporate Governance and Nominating Committee is responsible for reviewing and assessing the adequacy of the Board Mandate at least annually or otherwise, as it deems appropriate, and recommending any changes to the Board for consideration. The Board retains a supervisory role and ultimate responsibility for all matters relating to the Corporation and its business. The Board discharges its responsibilities both directly and through its Audit Committee, Corporate Governance and Nominating Committee, Compensation Committee, Finance Committee and Technical, Safety, Environment and Social Responsibility Committee. The Board may also appoint ad hoc committees periodically to address issues of a more short-term nature.

Position Descriptions

Chief Executive Officer

The Board has adopted a position description for the Chief Executive Officer of the Corporation. The Corporate Governance and Nominating Committee annually reviews the position description for the Chief Executive Officer and recommends any changes to the Board.

Chairman

The Board has adopted a position description for the Chairman of the Corporation. The Corporate Governance and Nominating Committee annually reviews the position description for the Chairman and recommends any changes to the Board.

Chair of Each Standing Committee

The Board has not developed written position descriptions for the chair of each board committee. The Board has determined that given the size of the Board, the stage of development of the Corporation and the fact that each committee has a comprehensive written charter, a written position description for the chairman of each committee is not required at this time.

Orientation and Continuing Education

The Board is responsible for ensuring that all new directors receive a comprehensive orientation, that they fully understand the role of the Board and its committees, and that they understand the nature and operation of Teranga’s business. In addition, the Board is responsible for providing continuing education opportunities designed to maintain or enhance the skills and abilities of the Corporation’s directors and to ensure that their knowledge and understanding of Teranga’s business remains current.

The chair of each committee will be responsible for co-ordinating orientation and continuing director development programs relating to that committee’s mandate.

The Board has planned an orientation program for new directors under which new directors will meet with the chair of the Board, each member of the Board as well as members of the senior executive team. New directors will be presented with a director manual that reviews and includes copies of all policies and procedures of the Corporation, an overview of the Corporation’s operations and strategic direction, the Corporation’s financial and capital plan, recent annual and quarterly reports and materials relating to key business issues. A site visit is also incorporated as part of the orientation program.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) outlining the principles of ethical conduct to which the Corporation’s directors, officers and employees are expected to adhere and establishing mechanisms to report unethical conduct. The objective of the Code is to provide guidelines for maintaining the integrity, reputation, honesty, objectivity and impartiality of Teranga, its subsidiaries and business units. The Code addresses conflicts of interest, protecting the Corporation’s assets, confidentiality, fair dealing with securityholders, customers, suppliers, competitors and employees, insider trading, compliance with laws and reporting any illegal or unethical behaviour. As part of the Code, any person subject to the Code is required to avoid or fully disclose interests or relationships that are harmful or detrimental to the Corporation’s best interests or that may give rise to real, potential or the appearance of conflicts of interest. The Corporation is committed to operating in a responsible manner that complies with applicable laws, rules and

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

regulations, and providing full, fair, accurate, timely and understandable disclosure in reports and documents filed with any governing body or publicly disclosed. A copy of the Code is provided to each director, officer and employee on an annual basis and such person will be required to sign an acknowledgement form under which they acknowledge they have received and read the Code, and that they agree to adhere to the standards set forth in the Code. A copy of the Code will be available on SEDAR at www.sedar.com and may also be obtained from the Corporation upon request.

As part of the Code and to encourage an ethical code of conduct, directors, officers and employees are required to comply with the Corporation’s Corporate Disclosure Policy, Foreign Corrupt Practices Policy, Insider Trading Policy and Whistle Blower Policy. Such policies may be obtained from the Corporation’s website at www.terangagold.com.

Nomination of Directors

The Board is responsible for approving directors for nomination and election and filling vacancies among the directors. In connection with the nomination or appointment of individuals as directors, the Board will consider the recommendations of the Corporate Governance and Nominating Committee.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is currently comprised of Oliver Lennox-King (Chair), Alan R. Thomas, Frank D. Wheatley and Jeff Williams, each of whom is an independent director. Neither Oliver Lennox-King nor Jeff Williams is a Nominee and, subject to election by Shareholders, it is expected that Edward S. Goldenberg and Nicholas J. Limb will be elected by the Board and the composition of all Board committees will be evaluated immediately after the Meeting. It is expected that the Corporate Governance and Nominating Committee will be chaired by Frank D. Wheatley. The Corporate Governance and Nominating Committee identifies and reviews candidates for appointment or nomination to the Board based upon an assessment of the independence, skills, qualifications and experience of the candidate, and make recommendations to the Board for consideration.

Compensation Committee

The Compensation Committee is currently comprised of Frank D. Wheatley (Chair), Christopher R. Lattanzi and Alan R. Thomas, each of whom is an independent director. Annually, the Compensation Committee is responsible for providing the Board with a recommendation regarding the compensation levels for the Corporation’s directors and Chief Executive Officer, as well as reviewing the Chief Executive Officer’s recommendations for the senior executives’ compensation. While the Board is responsible for determining all forms of compensation to be awarded to the directors, Chief Executive Officer and senior executives, the Compensation Committee will annually review the Corporation’s compensation policies and the performance objectives of the Chief Executive Officer and senior executives, and recommend any changes to the Board.

Other Board Committees

Finance Committee

The Finance Committee is comprised of Alan R. Thomas (Chair), Oliver Lennox-King and Frank D. Wheatley. Oliver Lennox-King is not standing for re-election to the Board and, as previously indicated, the composition of this Committee will be re-evaluated by the Board immediately following the Meeting. The Finance Committee’s purpose is to assist the Board in fulfilling its oversight responsibilities with respect to financial policies and strategies, including capital structure, financial risk management practices, and proposed issues of securities and the utilization of financial instruments.

Technical, Safety, Environment and Social Responsibility Committee

The Technical, Safety, Environment and Social Responsibility Committee is comprised of Christopher R. Lattanzi (Chair), Jeff Williams and Alan R. Hill. Jeff Williams is not a Nominee and, as previously indicated, the composition of this Committee will be re-evaluated by the Board immediately following the Meeting. The Technical, Safety, Environment and Social Responsibility Committee’s purpose is to assist the Board in fulfilling its oversight responsibilities with respect to technical matters relating to: exploration, development, permitting, construction and operation of the Corporation’s mining activities; resources and reserves on the Corporation’s mineral resource properties; material technical commercial arrangements regarding engineering, procurement and construction management activities; operating and production plans for proposed and existing operating mines; due diligence in the development, implementation and monitoring of systems and programs for the management and compliance with applicable law related to health, safety, environment and social responsibility; ensuring the Corporation implements best-in-class property development and operating practices; monitoring safety, environment and social responsibility performance; and monitoring compliance with applicable laws related to safety, environment and social responsibility.

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

Audit Committee

For further details on the mandate and composition of the Audit Committee please refer to the “Audit Committee” section on page 35 of this Amended Circular.

Assessments

The Corporate Governance and Nominating Committee is responsible for assessing the effectiveness and contribution of the board, its committees and individual directors annually. Each year, the Corporate Governance and Nominating Committee issues a questionnaire which covers self-evaluation and evaluation of one’s peers. The results of the evaluation are presented to the Board by the Corporate Governance Committee together with any recommendations for improving the performance and effectiveness of the Board.

Majority Voting Policy

The Board has adopted a majority voting policy relating to the election of directors. Pursuant to this policy, any nominee for director of the Corporation who, in an uncontested election, receives a greater number of votes withheld than number of votes in favour will promptly submit his or her resignation to the Board for consideration following the meeting. Such proposed resignations will be considered by directors other than the individual who submitted a resignation and such directors may choose to accept or reject the resignation. The Corporation will issue a press release within 90 days following the date of the meeting disclosing if the directors accepted or rejected the resignation. If the proposed resignation was rejected, the reasons therefor will also be included in the press release.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information as of the date of this Amended Circular with respect to the Common Shares that may be issued under the Stock Option Plan.

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Currently Remaining Available for Future Issuance under Equity Compensation Plans
Equity Compensation Plans Approved by Securityholders(1)	17,301,667	$3.00	7,260,133
Equity Compensation Plans Not Approved by Securityholders	N/A	N/A	N/A

(1)                                 Incentive Stock Option Plan approved by the Shareholders prior to its initial public offering.

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

Teranga is a mid-tier gold mining company operating the Sabodala gold mine in Senegal, West Africa.  As the only gold mining company in Senegal, Teranga’s strategy to maximize shareholder value includes leveraging its existing mill capacity to expand gold production through exploration and acquisitions.  As a participant in the international gold mining industry, which today remains a highly competitive market for executives, Teranga has designed its compensation program to ensure it is able to both attract and retain qualified executives with the skills and experience required to execute its strategy.

2012 was a year of solid progress for Teranga and further discussion of Teranga’s performance during 2012 can be found on page 23.

Compensation Governance

Role of the Compensation Committee

The Compensation Committee is established by the Board to assist the Board in fulfilling its oversight responsibilities relating to compensation.  The Compensation Committee helps to ensure that Teranga has a compensation program that will attract, retain, motivate and reward its executive officers for their performance and contribution to achieving Teranga’s long-term strategy.

The Compensation Committee’s primary responsibilities include:

Compensation Philosophy, Policies and Practices — ensure compensation philosophy, policies and practices for the directors, the Chief Executive Officer (“CEO”), and the executive officers:

•                  properly reflect their respective duties and responsibilities;

•                  are competitive in attracting, retaining and motivating people of the highest quality;

•                  align the interests of the directors, the CEO and the executive officers with shareholders as a whole;

•                  are based on established corporate and individual performance objectives; and

•                  do not encourage the taking of inappropriate or excessive risks.

Evaluation of Performance — annually review and evaluate the performance of the CEO and the executive officers and, in light of pre-established performance objectives, report its conclusions to the Board;

Performance Objectives — annually review the performance objectives for the CEO and the executive officers and, in the Committee’s discretion, recommend any changes to the Board for consideration;

Chief Executive Officer Compensation — annually review the compensation for the CEO and, in the Committee’s discretion, recommend any changes to the Board for consideration;

Executive Officers Compensation — annually review the CEO’s recommendations for the executive officers’ compensation and, in the Committee’s discretion, recommend any changes to the Board for consideration;

Succession Planning — annually review Teranga’s succession plan for the CEO and the executive officers, including appointment, training and evaluation;

Directors’ Compensation — annually review directors’ compensation and, in the Committee’s discretion, recommend any changes to the Board for consideration;

Mitigation of Compensation Risk — annually consider the risks associated with Teranga’s compensation policies and practices, and ensure appropriate risk mitigation measures are adopted.

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

Members of the Compensation Committee

The Compensation Committee is currently comprised of three independent directors, Frank D, Wheatley (Chair), Christopher R. Lattanzi and Alan R. Thomas.  Mr. Wheatley has direct experience relating to executive compensation matters, in having served on compensation committees of publicly traded mining companies, where such matters have been considered with the advice and assistance of third party executive compensation consultants. The significant industry experience of each of the Compensation Committee members, either as directors or officers of publicly traded international mining companies, provides them with a suitable perspective to make decisions on the appropriateness of the Corporation’s compensation policies and practices.

Role of the Chief Executive Officer

The CEO’s role in executive compensation matters includes making recommendations to the Compensation Committee regarding the Corporation’s annual business plan and objectives, which provide the basis for establishing both corporate and individual performance goals for all executive officers.  The CEO reviews the performance of the other executive officers, and also makes recommendations with respect to adjustments in base salary, awarding of annual performance incentives, and awarding of long-term equity incentives to such executive officers.  The CEO is not involved in the selection process for the Compensation Committee, or in making recommendations with respect to his own compensation package.

The Compensation Committee reviews the basis for the recommendations of the CEO and, prior to making its recommendations to the Board, exercises its sole discretion in making any modifications to such recommendations.

Role of the Compensation Consultant

In December 2012, the Compensation Committee retained LaneCaputo Compensation Inc. (“LaneCaputo”) to provide an independent review of current market practices regarding executive compensation, to assist the Compensation Committee in developing an appropriate comparator group of companies, as well as to provide advice and recommendations with respect to the Corporation’s executive compensation program for 2012.

In the course of conducting its activities, LaneCaputo attended one meeting of the Compensation Committee and presented its findings for discussion by the Compensation Committee.  The Chair of the Compensation Committee also had several separate meetings with LaneCaputo.  The Compensation Committee considered the advice, guidance and recommendations provided by LaneCaputo, prior to making its recommendations to the Board with respect to the executive compensation program for 2012.

For the financial years ended December 31, 2011 and 2012, the following fees were paid to independent compensation consultants:

Consultant	Financial Year ended December 31, 2011	Financial Year ended December 31, 2012
Roger Gurr & Associates	$7,910	Nil

LaneCaputo Compensation Inc.	Nil	$38,420

Mitigation of Compensation Risks

As part of its annual review of the Corporation’s compensation policies and practices, including the setting of annual corporate and individual performance objectives, as discussed below, the Compensation Committee considers any risks associated with such policies and practices.  The Compensation Committee is satisfied that the current compensation policies and practices, combined with the enterprise risk management of the Corporation, offer a balanced combination that promotes adequate risk-taking with appropriate and reasonable compensation incentives.  The Compensation Committee believes that the executive compensation program of Teranga should not raise its risk profile. Accordingly, the Corporation’s compensation programs include safeguards designed to mitigate compensation risks. The following measures impose appropriate limits to avoid excessive or inappropriate risk-taking or payments:

•                  Cash components of annual performance incentives are capped to ensure preservation of capital and to provide upper payout boundaries;

•                  An annual review of Teranga’s annual performance incentives, long-term equity incentives, and corresponding performance objectives to ensure continued relevance, applicability and peer group competitiveness; and

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

•                  An anti-hedging policy which, in addition to Teranga’s insider trading policy, prohibits executive officers from hedging equity-based compensation positions in the Corporation.

Compensation

Compensation Philosophy

The objective of Teranga’s compensation program is to attract, retain, motivate and reward its executive officers for their performance and contribution to executing Teranga’s long-term strategy to maximize shareholder value.  Teranga’s compensation policy revolves around a pay for performance philosophy whereby fixed elements of pay, such as salary, are positioned at market median levels for the comparator group, while short and longer term incentives are structured to provide above-market total compensation for high levels of corporate and personal performance.  The Compensation Committee believes it is necessary to adopt this compensation philosophy in order to attract and retain qualified executive officers with the skills and experience necessary to execute Teranga’s strategy.

The Board seeks to compensate Teranga’s executive officers by combining short and long-term cash and equity incentives. It also seeks to reward the achievement of corporate and individual performance objectives, and to align executive officers’ incentives with shareholder value creation. The Board also seeks to set company performance goals that reach across all business areas and to tie individual goals to the area of the executive officer’s primary responsibility.

At this point the Compensation Committee does not anticipate making any significant changes to its compensation philosophy, policies and practices for the 2013 financial year, but expects to review best practice developments in this regard to ensure that current practices do not create undue risk to Teranga and to continue to ensure the alignment of compensation packages with the objective of enhancing shareholder value through an increased share price.

Comparator Group

In order to benchmark the competitiveness of the compensation program for the executive officers of Teranga, LaneCaputo developed a peer group of mining companies with internationally focused operations, with the majority of them having operations in West Africa or the broader African continent.  All of the peer companies have achieved commercial production, or have construction financing in place with near-term commencement of mining operations, and most have sustainable cash flow.  In order to ensure a statistically valid sample, a number of companies with mining operations in other foreign jurisdictions were also included. The Compensation Committee discussed, modified and ultimately approved the companies included in the comparator group.

The following table sets out the 19 companies included in the comparator group for the financial year ended December 31, 2012.

Comparator Company	Location of Operations	Metal	Corporate Head Office	Revenues (000’s USD)*	Market Capitalization (000’s USD)**
Argonaut Gold Inc.	Mexico	Gold	Reno, NV	$167,836	$1,195,410
Asanko Gold Inc.	Ghana	Gold	Vancouver, BC	$0	$338,421
Aurcana Corp.	Texas, Mexico	Silver	Vancouver, BC	$56,929	$437,796
Banro Corp.	DRC	Gold	Toronto, ON	$43,631	$565,666
Centamin plc	Egypt	Gold	London, UK	$426,133	$702,525
Endeavour Mining Corp.	Ghana, Mali, Burkina Faso	Gold	Vancouver, BC	$346,097	$855,766
Fortuna Silver Mines Inc.	Peru, Mexico	Silver	Vancouver, BC	$161,020	$524,005
Golden Star Resources Ltd.	Ghana	Gold	Toronto, ON	$550,540	$485,606
Goldgroup Mining Inc.***	Mexico	Gold	Vancouver, BC	$33,474	$49,492
Katanga Mining Ltd.	DRC	Copper-Cobalt	Baarestrasse, Switzerland	$600,535	$1,153,541
Iberian Minerals Corp.****	Peru, Spain	Copper	Toronto, ON	$326,630	$10,374
International Minerals Corp.	Peru	Gold-Silver	Scottsdale, AZ	$0	$476,461
Luna Gold Corp.	Brazil	Gold	Vancouver, BC	$103,094	$343,710
Nevsun Resources Ltd.	Eritrea	Gold-Silver-Copper-Zinc	Vancouver, BC	$566,039	$852,411
Perseus Mining Ltd.	Ghana, Cote d’Ivoire	Gold	Perth, Australia	$298,205	$999,512
PMI Gold Corp.	Ghana	Gold	Perth, Australia	$0	$332,960
Primero Mining Corp.	Mexico	Gold	Toronto, ON	$182,939	$625,199

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

Comparator Company	Location of Operations	Metal	Corporate Head Office	Revenues (000’s USD)*	Market Capitalization (000’s USD)**
Rio Alto Mining Ltd.	Peru	Gold-Copper	Vancouver, BC	$365,505	$898,204
Semafo Inc.	Burkina Faso, Niger, Guinea	Gold	Montreal, QC	$388,501	$941,847
50th percentile				$182,939	$565,666
75th percentile				$377,003	$876,985
Teranga Gold Corp.	Senegal	Gold	Toronto, ON	$350,520	$559,517

Source: Thomson Reuters Eikon, company reports

* Calendar Year 2012

** As at December 31, 2012

***Goldgroup acquired Sierra Minerals in 2010

****Acquired by Urion Minerals Feb. 1/2013, Q4’12 results not available

The comparator group is expected to be reviewed annually by the Compensation Committee in connection with the independent compensation consultant to ensure it continues to constitute an appropriate comparator group.

Elements of Compensation

Teranga’s strategy is to provide a competitive compensation package for its executive officers.  Teranga’s Executive compensation is comprised of three elements: base salary, annual performance incentives, and long-term equity incentives, with each element being described in more detail below.

Base Salary

Teranga’s compensation policy targets executive officer salaries at the median of the comparator group, and Teranga will pay salaries either above or below the median depending on market factors discussed below, and the annual assessment of the executive officer’s performance.  Competitive base salaries enable the Corporation to attract and retain the qualified executives with the skills and experience necessary to enable the Corporation to execute its long-term strategy.

Base salaries for Teranga’s executive officers are established based on the scope of their responsibilities and their prior relevant experience, taking into account competitive market compensation paid by the comparator group for similar positions, as well as the overall market demand for such executives. An executive officer’s base salary will also be determined by reviewing the executive officer’s other compensation to ensure that the executive officer’s total compensation package is in line with the Corporation’s overall compensation philosophy.

Base salaries are reviewed annually and increased for merit reasons, an executive officers’ success in meeting or exceeding individual performance goals, as well as contribution to achieving company performance goals. Additionally, Teranga adjusts base salaries as warranted throughout the year for promotions or other changes in the scope or breadth of an executive officer’s role or responsibilities.

In considering salary adjustments for base salaries for 2013, the Compensation Committee reviewed the recommendations of the CEO and, together with the advice of LaneCaputo, approved a cost of living increase of 4% for base salaries, and then considered whether any of the executive officer’s roles and responsibilities had changed. For one of the executive officers, the Chief Financial Officer, the Compensation Committee determined that a 4% increase in his base salary beyond a cost of living increase was warranted due to superior performance.

For the financial year ended December 31, 2012 Teranga’s base salaries for the executive officers were approximately at the median of the comparator group.  However, Teranga paid a base salary to the two executive officers with technical and operating expertise above the median salary for the comparator group, due to the need to attract technical and operating personnel with the skills and experience necessary to operate in Senegal, West Africa, as well as to achieve the corporate performance objectives established for 2012 and discussed below.

Annual Performance Incentive

Teranga’s compensation policy targets annual performance incentives to achieve total cash compensation (salary + annual performance incentives) at the median of the comparator group when performance achieves targeted levels.  Annual performance

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

incentives are designed to provide that total cash compensation can achieve the 75th percentile of total cash compensation of the comparator group when performance warrants.  Annual performance incentives are designed to provide motivation to executive officers to achieve near-term corporate and individual objectives, and to reward them when such objectives are met or exceeded.

The performance of the executive officers is reviewed annually by the Compensation Committee at the end of the financial year, when considering recommendations with respect to adjustments in base salary, awarding of annual performance incentives, and awarding of long-term equity incentives. The Compensation Committee reviews the performance of the CEO, and enlists the assistance of the CEO with respect to reviewing the performance of the other executive officers.

Performance Goals and 2012 Performance

Teranga completed its second complete year of operations on December 31,2012.

With respect to operations, Teranga met its targets for gold production and total cash cost per ounce of production.  Teranga produced an aggregate of 214,310 ounces of gold against a target of between 210,000 to 225,000 ounces, and achieved total cash costs of US$627 per ounce against a target of between US$600 to US$650 per ounce.  In addition, Teranga completed the expansion of its mill, which doubled nameplate capacity from 2mtpa to 4mtpa.

With respect to financial matters, Teranga generated an aggregate of $350,500,000 in revenue, representing a 67% percent increase over the prior financial year, with earnings per share of $0.33 per share compared to a loss of $0.07 per share from the prior financial year.  In addition, Teranga delivered an aggregate of 114,711 ounces of gold into its hedge, thereby reducing the outstanding hedge to 59,789 ounces of gold as at the end of 2012.  This positioned Teranga to eliminate the hedge book in its entirety in early 2013.

With respect to environmental, safety and corporate social responsibility matters, Teranga’s overall lost time injury rate continued to be well below industry bench-mark standards, and Teranga continued to encourage community-based grassroots development, with financial support being provided in the areas of health care, water sanitation, youth programs and education.

Finally, with respect to creation of shareholder value, Teranga’s share price increased 9% during 2012, beginning the year at $2.08 per share and closing the year at $2.26 per share.

A tabular summary of the performance metrics used to measure Teranga’s corporate performance in 2012 is set out in the following table.

Annual Performance Incentive – Results

Performance Category	Performance Metric	Target Performance Goal	2012 Performance

Operations:
• Production	Gold Production	210,000 to 225,000 ounces	214,310 ounces
• Cost	Total Cash Cost per ounce	US$600 – US$650 per ounce	US$627
• Mill Expansion	Throughput & availability	Increase throughput & availability	Expansion complete & increased throughput & availability
• Gold Resource Inventory	Increased Resource Gold Inventory	2.5 to 3.5M ounces over next 12 to 18 months	Target not met
Financial
• Earnings	Earnings per share	Positive EPS	$0.33 per share
• Hedge	Ounces delivered	100,000 ounces delivered	114,711 ounces delivered
Environment & Safety
• Loss time frequency rate	Lower than industry average	Less than 4.18 loss time incidents per million hours worked	1.73 loss time incident rate per million hours worked
Corporate Social Responsibility	CSR Initiatives in Senegal	Increase in human and financial commitment	Education, water and sanitation project funded

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

In considering the award of annual performance incentives for the financial year ended December 31, 2012, the Compensation Committee reviewed the corporate and individual performance results, the recommendations of the CEO, and the advice of LaneCaputo.  Based on such review, recommendations and advice, the Compensation Committee recommended to the Board annual performance incentives for the executive officers in a range between 40% and 50% of base salary.

For the financial year ended December 31, 2012, total cash compensation for the executive officers was approximately at the median for the comparator group, with the exception of the two executive officers with technical skills and experience, for whom total cash compensation was approximately at the 75th percentile of the comparator group.  The Compensation Committee was of the view that total cash compensation for the two executive officers at the 75th percentile was warranted based on the achievement of corporate performance objectives as discussed and set out in the table above.

Long-Term Equity Incentives

Teranga’s compensation policy targets annual grants of long-term equity incentives at the median of the comparator group.  Long- term equity incentives are designed to provide that, when combined with each executive officer’s other elements of compensation, an executive officers’ total compensation can achieve the 75th percentile of the comparator group for superior performance.  Long-term equity incentives are designed to encourage executive officers to remain with the Corporation, to align the interests of the executive officers with long-term interest of shareholders, and to reward them for their sustained contributions to long-term performance and the creation of shareholder value.

The Stock Option Plan (as defined below) allows Teranga the opportunity to grant options (“Stock Options”) to purchase common shares.  The Fixed Bonus Unit Plan (as defined below) allows officers and employees to participate in a non-equity based compensation plan (“Units”) in lieu of the Stock Option Plan.  The Board does not award Stock Options or Units according to a prescribed formula or target, but rather takes into account the individual’s position, scope of responsibility, ability to affect profits, the individual’s historic and recent performance, and the value of the awards in relation to other elements of the executive’s total compensation. The Board also takes previous grants of Stock Options and/or Units into consideration when considering new grants of Stock Options under the Stock Option Plan or Units under the Fixed Bonus Unit Plan.

Teranga has a compensation policy to grant all Stock Options and Units at an exercise price of $3.00 (the “IPO Price”), which is the price per share at which common shares were offered under Teranga’s IPO in November 2010.  Therefore, every Stock Option and Unit granted since the inception of Teranga, whether in connection with the IPO, or subsequent to the IPO, has been issued at an exercise price equal to the IPO Price.  While the Stock Options granted in connection with the IPO were at par with the IPO Price, all Stock Options and Units granted subsequently have been premium priced Stock Options and Units, since their exercise price exceeded the current market price of Teranga’s common shares at the time of grant.

In considering an annual award of long-term equity incentives for the financial year ended December 31, 2012, the Compensation Committee reviewed the number of existing Stock Options and Units held by the executive officers, the circumstances under which prior awards were made (including the Teranga IPO), the recommendations of the CEO, and the advice of LaneCaputo.  Based on such review, and the fact that the CEO did not recommend awarding any long-term equity incentives to the executive officers, the Compensation Committee recommended to the Board that no long term equity incentives in the form of Stock Options or Units be granted to the executive officers.  During 2012, the Board approved an initial grant of Stock Options to Navin Dyal upon his employment and appointment as Chief Financial Officer in September 2012.

For the financial year ended December 31, 2012, total direct compensation (salary + annual performance incentives + estimated value of equity-based incentives) for the executive officers was at or above the 75th percentile of the comparator group, with the exception of the Chief Financial Officer.  The principal reason for this, as noted above, was due to the large initial grant of Stock Options to all executive officers, other than the Chief Financial Officer, in connection with Teranga’s IPO in November 2010.

Named Executive Officers

Pursuant to National Instrument 51-102 — Continuous Disclosure Obligations (“NI 51-102”), Teranga is required to disclose the compensation paid to its “named executive officers”. This means Teranga’s Chief Executive Officer and Chief Financial Officer (or individuals who served in similar capacities) for any part of Teranga’s most recently completed financial year, and the three most highly compensated executive officers (or individuals who served in similar capacities), other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed financial year whose total compensation was, individually, more than CDN$150,000 (and each individual who would be a “named executive officer” but for the fact that the individual was neither an executive officer of Teranga, nor acting in a similar capacity, at the end of the financial year).

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

For the financial year ended December 31, 2012, the “named executive officers” are Alan R. Hill, the Executive Chairman; Richard S. Young, the President and Chief Executive Officer, Navin Dyal, the Chief Financial Officer, Mark English, Vice President Sabodala Operations and David Savarie, Vice President, General Counsel & Corporate Secretary (the “Named Executive Officers” or “NEOs”).

Summary Compensation Table

The following table, presented in accordance with NI 51-102, sets forth all annual and long-term compensation for services rendered in all capacities to Teranga for the financial year ended December 31, 2012, in respect of the NEOs.

Name and principal position	Fiscal Year Ended	Salary	Bonus	Share- based Awards	Option- based Awards(1)	Non-equity Incentive Plan Comp.		Pension Value	All Other Comp.		Total Comp.

Alan Hill	2012	$520,000	$260,000	—	$615,674	—		—	$5,846		$1,401,520
Executive Chairman(2)	2011	$500,000	$125,000	—	$2,410,860	—		—	$5,093		$3,040,953

Richard Young	2012	$473,000	$236,650	—	$562,058	—		—	$9,198		$1,280,906
President and Chief Executive Officer(3)	2011	$400,000	$112,500	—	$2,180,799	—		—	$3,855		$2,697,154

Navin Dyal(4)	2012	$62,000	$65,000	—	$154,227	—		—	$799		$281,832
Vice president, Chief Financial Officer	2011	N/A	N/A	—	N/A	—		—	N/A		N/A

Mark English(5)	2012	$345,000	$138,000	—	—	$658,782	(6)	—	$103,574	(5)	$1,243,363
Vice President, Sabodala Operations	2011	$326,000	$81,600	—	$1,201,485	—		—	$11,453		$1,620,942

David Savarie	2012	$300,000	$120,000	—	$363,272	—		—	$5,210		$788,482
Vice President, General Counsel & Corporate Secretary	2011	$275,000	$68,750	—	$1,022,885	—		—	$3,438		$1,370,073

(1)          Teranga values Stock Options using the Black-Scholes option pricing method as described in Teranga’s audited financials for the financial year ended December 31, 2012.

(2)          Mr. Hill was appointed to Executive Chairman, formerly Chairman and Chief Executive Officer, on September 6, 2012.

(3)          Mr. Young was promoted to and appointed President and Chief Executive Officer, formerly President and Chief Financial Officer, on September 6, 2012. Mr. Young’s current salary is $540,800.

(4)          Mr. Dyal was employed and appointed Chief Financial Officer as of September 27, 2012, and his annualized 2012 salary was $240,000.

(5)          Mr. English was promoted to Vice President, Sabodala Gold Operations on September 6, 2012.  Mr. English is entitled to accrue annual leave entitlements up to 4 weeks per year of service.  As at December 31, 2012, Mr. English had accrued $252,000 in unpaid annual leave entitlements. Mr. English was paid $90,375 in 2012 as per his accumulated annual leave entitlements under his employment agreement.

(6)          The Fixed Bonus Unit Plan is the only Non-equity Incentive Plan administered by the Corporation.  The amount set out herein for Mr. English reflects the fair market value of the unvested Units at December 31, 2012.  The fair market value is calculated using the Black-Scholes option valuation model as described in Teranga’s audited financials for the year ended December 31, 2012.

CEO Compensation

On September 6, 2012, Richard Young was promoted to and appointed President and Chief Executive Officer, and the former Chief Executive Officer, Alan Hill, became the Executive Chairman of Teranga.  While the Board recognizes that having both and Executive Chairman and a Chief Executive Officer is not dissimilar to having two Chief Executive Officers, the Board is comfortable with the benefits such working relationship between Mr. Hill and Mr. Young provide to Teranga.

The Compensation Committee has considered the practicalities of effectively having dual CEO roles, and has determined, from a compensation policy perspective, that the maximum aggregate total direct compensation for both roles should be limited to current amounts.  In practice, this means that mix of compensation elements, the allocation of compensation among those elements, and the allocation of compensation between the Executive Chairman and CEO roles may change from year to year, but the maximum total direct compensation for the two roles will stay the same.

For the financial year ended December 31, 2012, the Chief Executive Officer’s base salary and annual performance incentive award were at or slightly above the median of the comparator group.  Due to the initial grant of Stock Options in connection with Teranga’s IPO in November 2012, the Chief Executive Officer’s total direct compensation is approximately at the 75th percentile of total direct compensation for the comparator group.

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

Pension Plan Benefits and Defined Contribution Plans

Teranga does not have a pension plan or defined benefit plan.

Incentive Plan Awards

Outstanding Option-Based Awards

No long term incentive plan awards of Stock Options were made to the NEOs during 2012, with the exception of an initial grant of Stock Options to Navin Dyal, the new CFO hired in September 2012.  The following table sets forth details of all Stock Option awards outstanding as at December 31, 2012.

Name	Option-based Awards Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-money Options ($)(1)
Alan R. Hill	2,000,000	$3.00	11/26/2020	Nil
	200,000	$3.00	12/20/2021	Nil
Richard S. Young	1,800,000	$3.00	11/26/2020	Nil
	200,000	$3.00	12/20/2021	Nil
Navin Dyal	600,000	$3.00	9/27/2022	Nil
Mark English(2)	Nil	N/A	N/A	N/A
David Savarie	700,000	$3.00	11/26/2020	Nil
	400,000	$3.00	12/20/2021	Nil

(1)         Based on the closing price for the Common Shares on the TSX of $2.26 on December 30, 2012.

(2)         Mr. English does not hold any incentive Stock Options in the Corporation.  Mr. English was granted 1,100,000 Fixed Bonus Units in 2012 of which 775,000 have vested to date with an Exercise Price of $3.00 per Unit.

Incentive Plan Awards — Value Vested or Earned during the Year

During the financial year ending December 31, 2012, the value of the Stock Options or Units that would have been realized on the vesting date by each Named Executive Officer for the year ended December 31, 2012 was nil.

Termination and Change of Control Benefits

Teranga has entered into employment agreements with each of the Named Executive Officers. The employment agreements are governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. None of the agreements contain provision providing for any benefits upon a change of control other than as set out below. For the purposes of this section, “Change of Control” means any of the following: (a) a “Change of Control Event” as defined in Teranga’s Stock Option Plan; and (b) in any eighteen month consecutive period, the following individuals cease for any reason to constitute a majority of the Board: (i) directors who were directors at the beginning of such period (the “Incumbent Directors”), and (ii) any new directors (the “New Directors”) following May 27, 2013 whose appointment to the Board, or nomination for election as a director by shareholders of Teranga, was approved by a vote of at least a majority of the directors who, at such time, were either (A) Incumbent Directors, or (B) directors whose appointment or nomination for election as a director was previously approved by the Incumbent Directors and New Directors then on the Board.

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

Description of Employment Agreements

Alan R. Hill

The employment agreement with Mr. Hill is for an indefinite term, subject to the termination provisions provided for in the agreement. As at December 31, 2012, the agreement provided for annual salary of $520,000, benefits, an annual bonus to be approved by Teranga’s board of directors and incentive Stock Options pursuant to the Option Plan.

In the event of a Change of Control and either (a) the termination of Mr. Hill without cause within one year following the Change of Control event, or (b) the voluntary termination by Mr. Hill of his employment within sixty (60) days following the date which is 120 days after the Change of Control event, Mr. Hill will be entitled to receive a lump sum payment equal to three (3) times the sum of his base salary and actual bonus, including the cash component and the cash equivalent as of the date of grant of any deferred or restricted share units comprising part of the bonus, with such aggregate amount to be averaged over the two (2) preceding years. In the event that Mr. Hill’s employment is terminated without cause, he will be entitled to a lump sum payment equal to three (3) years total compensation, comprised of his annual salary plus bonus, including the cash component and the cash equivalent as of the date of grant of any deferred or restricted share units comprising part of the bonus, with such aggregate amount to be averaged over the two (2) preceding years. The agreement also contains confidentiality, non-compete and non-solicitation covenants in favour of Teranga. Mr. Hill may terminate the agreement by giving Teranga ninety (90) days prior written notice.

Richard S. Young

The employment agreement with Mr. Young is for an indefinite term, subject to the termination provisions provided for in the agreement. As at December 31, 2012, the agreement provides for annual salary of $473,000, benefits and an annual bonus to be approved by the Board, and incentive Stock Options granted pursuant to the Option Plan.

In the event of a Change of Control and either (a) the termination of Mr. Young without cause within one year following the Change of Control event, or (b) the voluntary termination by Mr. Young of his employment within sixty (60) days following the date which is 120 days after the Change of Control event, Mr. Young will be entitled to receive a lump sum payment equal to two and one half (2 1/2) times the sum of his base salary and actual bonus, including the cash component and the cash equivalent as of the date of grant of any deferred or restricted share units comprising part of the bonus, with such aggregate amount to be averaged over the two (2) preceding years. In the event that Mr. Young’s employment is terminated without cause, he will be entitled to a lump sum payment equal to two and one half (2 1/2) years total compensation, comprised of his annual salary plus bonus, including the cash component and the cash equivalent as of the date of grant of any deferred or restricted share units comprising part of the bonus, with such aggregate amount to be averaged over the two (2) preceding years. The agreement also contains confidentiality, non-compete and non-solicitation covenants in favour of Teranga. Mr. Young may terminate the agreement by giving Teranga ninety (90) days prior written notice.

Navin Dyal

Mr. Dyal was hired as the new CFO on September 27, 2012.  The employment agreement with Mr. Dyal is for an indefinite term, subject to the termination provisions provided for in the agreement. As at December 31, 2012, the agreement provided for an annual salary of $240,000, benefits, an annual bonus to be approved by the Board, and incentive Stock Options granted pursuant to the Option Plan.

In the event that Mr. Dyal’s employment is terminated without cause, or following a Change of Control, Mr. Dyal’s position, responsibilities, salary, bonus arrangement or benefits are materially reduced without his consent, he will be entitled to a lump sum payment equal to two (2) years total compensation, comprised of his annual salary plus bonus, including the cash component and the cash equivalent as of the date of grant of any deferred or restricted share units comprising part of the bonus, with such aggregate amount to be averaged over the two (2) preceding years. The agreement also contains confidentiality, non-compete and non-solicitation covenants in favour of Teranga. Mr. Dyal may terminate the agreement by giving Teranga ninety (90) days written notice.

Mark English

The employment agreement with Mr. English is for an indefinite term, subject to the termination provisions provided for in the agreement. As at December 31, 2012, the agreement provided for an annual salary of USD$345,000, benefits, an annual bonus to be approved by the Board, and Fixed Bonus Units granted pursuant to the Fixed Bonus Unit Plan.

In the event of a Change of Control and either (a) the termination of Mr. English without cause within one year following the Change of Control event, or (b) the voluntary termination by Mr. English of his employment within sixty (60) days following the date which is 120 days after the Change of Control event, Mr. English will be entitled to receive a lump sum payment equal to eighteen (18) months

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

of his base salary and actual bonus, including the cash component and the cash equivalent as of the date of grant of any deferred or restricted share units comprising part of the bonus, with such aggregate amount to be averaged over the two (2) preceding years. In the event that Mr. English’ employment is terminated without cause, he will be entitled to a lump sum payment equal to eighteen (18) months total compensation, comprised of his annual salary plus bonus, including the cash component and the cash equivalent as of the date of grant of any deferred or restricted share units comprising part of the bonus, with such aggregate amount to be averaged over the two (2) preceding years. The agreement also contains confidentiality, non-compete and non-solicitation covenants in favour of Teranga. Mr. English may terminate the agreement by giving Teranga ninety (90) days written notice.

David Savarie

The employment agreement with Mr. Savarie is for an indefinite term, subject to the termination provisions provided for in the agreement. As at December 31, 2012, the agreement provided for an annual salary of $300,000, benefits, an annual bonus to be approved by the Board and incentive Stock Options granted pursuant to the Option Plan.

In the event of a Change of Control and either (a) the termination of Mr. Savarie without cause within one year following the Change of Control event, or (b) the voluntary termination by Mr. Savarie of his employment within sixty (60) days following the date which is 120 days after the Change of Control event, Mr. Savarie will be entitled to receive a lump sum payment equal to two (2) times the sum of his base salary and actual bonus, including the cash component and the cash equivalent as of the date of grant of any deferred or restricted share units comprising part of the bonus, with such aggregate amount to be averaged over the two (2) preceding years. In the event that Mr. Savarie’s employment is terminated without cause, he will be entitled to a lump sum payment equal to two (2) years total compensation, comprised of his annual salary plus bonus, including the cash component and the cash equivalent as of the date of grant of any deferred or restricted share units comprising part of the bonus, with such aggregate amount to be averaged over the two (2) preceding years. The agreement also contains confidentiality, non-compete and non-solicitation covenants in favour of Teranga. Mr. Savarie may terminate the agreement by giving Teranga thirty (30) days prior written notice.

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

Summary of Termination Benefits

The following table provides details regarding the estimated incremental payments from Teranga to each of the Named Executive Officers in the event of a change of control (subject to compliance with ASX regulatory requirements) or termination without cause, and assuming the event took place on the date hereof:

Name	Triggering Event	Base Salary/ Total Cost Remuneration Package ($)	Bonus ($)	Options ($)(1)	Other Benefits	Total ($)
Alan R. Hill	Termination without cause	$1,622,400	$577,500	Nil/Full vesting	Nil	$2,199,900
	Change of Control	$1,622,400	$577,500	Nil	Nil	$2,199,900

Richard S. Young	Termination without cause	$1,352,000	$421,875	Nil/Full vesting	Nil	$1,773,875
	Change of Control	$1,352,000	$421,875	Nil	Nil	$1,773,875

Navin Dyal(3)	Termination without cause	$520,000	$192,000	Nil/Full vesting	Nil	$712,000
	Change of Control(2)	$520,000	$192,000	Nil	Nil	$712,000

Mark English(3)	Termination without cause	$538,200	$165,375	Nil/Full vesting(2)	Nil	$703,575
	Change of Control	$538,200	$165,375	Nil	Nil	$703,575

David Savarie(3)	Termination without cause	$624,000	$188,750	Nil/Full vesting	Nil	$812,750
	Change of Control	$624,000	$188,750	Nil	Nil	$812,750

(1)         Based on the closing price for the Common Shares on the TSX of $2.26 on December 31, 2012. Further, based on the terms of the option agreement entered into with each NEO at date of option grant, all unvested Options would immediately vest upon the date of termination (without cause) and the NEO would then have until the earlier of the expiry date of the option or 12 months to exercise such options before they are cancelled. However, in the circumstances of a change of control (as defined in Teranga’s Stock Option Plan), unvested options held by the NEO do not automatically vest, vesting in such scenario is at the discretion of the Board.

(2)         Mr. Dyal’s employment agreement does not include a double trigger termination provision following a change of control event that would allow him to unilaterally terminate his employment.

(3)         If any ASX waiver is required in relation to a payment upon a change of control is not obtained, Teranga shall seek to amend these agreements.

Teranga estimates that the aggregate incremental payments to each of the Named Executive Officers in the event of a change of control or termination without cause would be approximately $6.2 million.

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

Performance Graph

The following graph illustrates, since November 11, 2010, the date Teranga began trading on the TSX, the cumulative Shareholder return of an investment in Common Shares compared to the cumulative return of an investment in the S&P/TSX Global Gold Index and S&P/TSX Global Mining Index, assuming that CDN$100 was invested on November 11, 2010.

	November 15, 2010	December 31, 2010	December 30, 2011	December 31, 2012
Teranga Gold Corporation	$100.00	$106.57	$75.91	$82.48
S&P/TSX Global Gold Index	$100.00	$102.54	$87.86	$73.88
S&P/TSX Global Mining Index	$100.00	$106.56	$78.74	$75.56

The trend in the above graph shows an industry wide decline in investment returns across the two major indices (that include Teranga) from the time of Teranga’s initial public trading up to December 31, 2012.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

To the best of the Corporation’s knowledge, information and belief, no director or executive officer of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any of their associates, is currently or was at any time since the beginning of the financial year ended December 31, 2012, indebted to the Corporation or any of its subsidiaries, and no indebtedness of such persons to another entity is currently or was at any time since the beginning of the financial year ended December 31, 2012 the subject of a guarantee, support agreement, letter of credit or other similar agreement provided by the Corporation or any of its subsidiaries.

AUDIT COMMITTEE

The primary function of the audit committee of the Board (the “Audit Committee”) is to assist the Board in fulfilling its financial reporting and controls responsibilities to Shareholders. In accordance with National Instrument 52-110 — Audit Committees of the Canadian Securities Administrators (“NI 52-110”), information with respect to the Corporation’s Audit Committee is contained below. A copy of the Audit Committee Charter is attached to this Amended Circular as Schedule “G”.

Composition of the Audit Committee

The Audit Committee of the Corporation is currently comprised of Mr. Thomas (Chair), Mr. Lennox-King, Mr. Wheatley and Mr. Lattanzi. Oliver Lennox-King is not standing for re-election to the Board. Each member of the Audit Committee is considered to be independent within the meaning of NI 52-110. All members of the Audit Committee are financially literate in that they have the ability to read and understand a set of financial statements that are of the same breadth and level of complexity of accounting issues as can be reasonably expected to be raised by the Corporation’s financial statements. In addition, Mr. Thomas was previously an audit partner at Ernst & Young LLP for 13 years.

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

Relevant Education and Experience

For details regarding the relevant education and experience of each member of the Audit Committee relevant to the performance of his duties as a member of the Audit Committee, please see “Election of Directors — Nominee Biographies”.

Audit Committee Oversight

At no time since the commencement of the Corporation’s most recently completed financial year did the Board decline to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation’s most recently completed financial year did the Corporation rely on (a) the exemption in section 2.4 of NI 52-110 (De Minimis Non-audit Services), or (b) an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-approval Policies and Procedures

The Audit Committee is responsible for pre-approving all non-audit services to be provided by the external auditor to the Corporation or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. Furthermore, the Audit Committee is required to evaluate the independence and objectivity of the external auditors. The Audit Committee also has the authority to engage independent legal counsel and other advisors as it determines necessary to carry out its duties and responsibilities.

External Auditor Services

Financial Period	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	All Other Fees(4)
October 1, 2010 to December 31, 2011	$461,466	Nil	1,467	8,448
January 1, 2012 to December 31, 2012	$391,000	$102,000	2,000	106,000

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Corporation’s financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(1)         “Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(2)         “Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(3)         “All Other Fees” include all other non-audit services.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the best of the Corporation’s knowledge, information and belief, except as otherwise disclosed herein, no informed person of the Corporation, proposed director of the Corporation, or any of their associates or affiliates, has had a material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the System for Electronic Document Analysis and Retrieval at www.sedar.com. A holder of Common Shares may contact the Corporation to request a copy of the Corporation’s financial statements and accompanying management’s discussion and analysis by contacting Kathy Sipos, through e-mail at ksipos@terangagold.com, or

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

through the Corporation’s Internet website at www.terangagold.com. Financial information is provided in the Corporation’s comparative financial statements and accompanying management’s discussion and analysis for the fiscal year ended December 31, 2012.

APPROVAL

The contents and sending of this Amended Circular have been approved by the directors of the Corporation.

DATED June 21, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

David Savarie
VP, General Counsel & Corporate Secretary

If you have any questions or need assistance completing your BLUE proxy or Voting Instruction Form, please call Kingsdale Shareholder Services Inc. at 1-866-229-8651 or email contactus@kingsdaleshareholder.com, or in Australia, Radar Shareholder Engagement toll-free at 1-800-850-191.

SCHEDULE “A”

INFORMATION ABOUT OROMIN AND THE OFFER

The information set out in this Schedule “A” is based exclusively on disclosure in Oromin’s annual information form, dated May 28, 2013, for the fiscal year ended February 28, 2013, and the Offer to Purchase and Circular. This Schedule “A” is intended only to provide a brief overview of Oromin and the Offer and is not intended to be a complete summary of all material information in respect of Oromin. Shareholders should also carefully review (i) Oromin’s annual information form, dated May 28, 2013, for the year ended February 28, 2013; (ii) Oromin’s consolidated financial statements and related management discussion and analysis for the year ended February 28, 2013; (iii) the OJVG 43-101 Report; and (iv) the Offer to Purchase and Circular, copies of which may be obtained under Oromin’s profile on Sedar at www.sedar.com.  See also “Information Concerning Oromin” and “Statements Concerning Forward-Looking Information” in the Amended Circular.

GLOSSARY

Unless otherwise defined herein or in the Amended Circular, capitalized terms used in this Schedule “A” have the following meanings:

“Circular” means the offering circular accompanying the Offer to Purchase and forming part of the Offer to Purchase and Circular;

“Convertible Securities” means any securities of Oromin that are convertible into or exchangeable or exercisable for, or existing rights to acquire, Oromin Shares, including any right to purchase Oromin Shares granted under Oromin’s existing option plan or pursuant to any other arrangement, but excludes SRP Rights;

“Expiry Date” means July 30, 2013 or such later date as is set out in a notice of extension of the Offer issued at any time and from time to time extending the period during which Oromin Shares may be deposited to the Offer, provided that, if such day is not a business day in Toronto, then the Expiry Date shall be the next business day;

“Expiry Time” means 9:00 p.m. (Toronto Time) on the Expiry Date;

“Financial Metric Assumptions” means the following assumptions:

•                  open pit proven and probable mineral reserves of the OJVG contained in the OJVG 43-101 Report;

•                  operating cost assumptions based on Sabodala actual costs;

•                  no change in the operator of the OJVG, and mining, processing and site administrative costs charged to the OJVG based on actual costs plus on a nominal margin; and

•                  Teranga charging the OJVG an equipment rental fee in line with Teranga’s depreciation cost per ounce and as a result OJVG would not be expected to incur any future capital costs.

“Lock-up Agreement” means the agreement between IAMGOLD Corporation and Teranga, dated June 2, 2013, in respect of the 16,088,636 Oromin Shares held by IAMGOLD Corporation, as may be amended;

“MI 61-101” means Multilateral Instrument 61- 101 — Protection of Minority Security Holders in Special Transactions, as amended from time to time;

“Offer to Purchase” means the offer to purchase Oromin Shares forming part of the Offer to Purchase and Circular;

“Offer to Purchase and Circular” means, collectively, the Offer to Purchase and the Circular, each dated June 19, 2013, including the “Summary Term Sheet”, the “Summary”, the “Glossary” and all schedules to the Offer to Purchase and Circular;

“OJVG 43-101 Report” means the NI 43-101 technical report entitled OJVG Golouma Gold Project Updated Feasibility Study Technical Report with an effective date of January 30, 2013, prepared for OJVG and dated March 15, 2013;

“OJVG Golouma Gold Project” means the OJVG’s Golouma Gold Project as described in the OJVG 43 101 Report;

“OJVG Shareholders Agreement” means the shareholders agreement dated December 18, 2006, as amended January 1, 2007, among OJVG, Bendon, Badr and Sabodala Holding Limited, as filed by Oromin on SEDAR on August 4, 2010, as it may be amended with Teranga’s approval;

“Sabodala Mining License” means Teranga’s Sabodala mining concession, which was awarded by a Presidential Decree of the Republic of Senegal signed April 30, 2007, as amended and supplemented, relating to certain rights and obligations of SGO to operate the Sabodala gold mine located in south eastern Senegal, West Africa, and covering an area of approximately 33km2;

“Shareholder Rights Plan” means the shareholder rights plan entered into between Oromin and the SRP Rights Agent, dated June 27, 2008;

“SRP Rights” means the rights issued under the Shareholder Rights Plan; and

“VWAP” means volume weighted average trading price.

INFORMATION ABOUT OROMIN

Corporate Overview

Oromin is a Canadian-based mining and exploration company continued under the Business Corporations Act (British Columbia). Oromin was originally incorporated pursuant to the Company Act (British Columbia) on January 25, 1980 under the name “Maple Leaf Petroleum Ltd.” The company was subsequently renamed “International Maple Leaf Resource Corporation” and “Birchwood Ventures Ltd.” prior to adoption of its current name in 1997.

Oromin’s head office is located at 2000 —1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9 and Oromin’s registered and records office is located at 1000-840 Howe Street, Vancouver, British Columbia, V6Z 2M1. The Oromin Shares are listed and posted for trading on the TSX under the symbol “OLE” and on the Over the Counter Bulleting Board under the symbol “OLEPF”.

Oromin is a reporting issuer or the equivalent in the provinces of British Colombia, Alberta, Manitoba and Ontario, and files its continuous disclosure documents with the Securities Regulatory Authorities in such provinces, and also with the SEC. Such documents are available on SEDAR at www.sedar.com and also on the SEC EDGAR filing system at www.sec.gov. See “Information Concerning Oromin”.

Description of the Business

Oromin is in the business of exploring its resource property located in Senegal, held through its interest in Oromin Joint Venture Group Ltd (“OJVG”), with the primary aim of developing it to a stage where it can be exploited at a profit. Oromin does not have any producing properties. During the year ended February 28, 2013, Oromin was engaged in the advancement of its OJVG Golouma Gold Project in Senegal. Oromin holds a 43.5% interest in OJVG, and OJVG holds a 90% interest in the OJVG Golouma Gold Project.

OJVG Golouma Gold Project

OJVG holds a 15 year renewable mining license in respect of the Golouma Gold Concession (the “OJVG Golouma Gold Project”), approximately 212.6 km2 of land in the Tambacounda region of south-eastern Senegal. The OJVG Golouma Gold Project property borders Teranga’s Sabodala mining concession, and lies in a sparsely populated area of Senegal approximately 650 km east-southeast of Dakar. The property is 185 km east-southeast of Tambacounda and 65 km north of Kédougou. The border with Mali lies about 40 km to the east.

The OJVG Golouma Gold Project is held by OJVG, of which 43.5 % is owned by Sabodala Holding Limited, which is wholly owned by Oromin. Bendon and Badr own, respectively, the remaining 43.5% and 13% of OJVG.

Gold exploration on the property has been conducted by Oromin since 2005. Oromin’s exploration work has progressed from property-wide soil geochemical sampling and geophysical surveys to more focused trenching, reverse-circulation drilling and core drilling. Oromin has been successful in identifying numerous exploration targets and fourteen gold deposits that have been drilled to a level that supports classification as mineral resources.

On January 26, 2010, OJVG was granted a mining licence for the OJVG Golouma Gold Project. The mining licence is for a term of 15 years, renewable, and will permit OJVG to begin mining operations in accordance with the recommendations of a Feasibility Study prepared in 2010 by SRK Consulting (Canada) Inc. (“SRK”). In January, 2013 OJVG completed the formation of an operating company under the laws of Senegal, Société des Mines de Golouma S.A. (“Somigol”), to undertake the development of the OJVG Golouma Gold Project.

The operating company is 90% owned by OJVG and 10% owned by the Republic of Senegal. The interest owned by the Republic of Senegal is fully carried, subject to the recovery by funding shareholders of funds advanced and accrued interest, and the Republic of Senegal is also entitled to a royalty equal to 3% of net smelter returns. Under the terms of the mining convention, OJVG is obliged to offer to Senegalese nationals the one time right to purchase up to a 25% interest in such operating company at a price determined by an independent valuator. As of May 28, 2013, the conveyance of OJVG’s interest in the OJVG Golouma Gold Project to Somigol was under way but not completed, and the offer of up to a 25% interest in Somigol to Senegalese nationals was also in progress (though Oromin disclosed that it was not aware that any portion of such a 25% interest was under consideration by any Senegalese nationals).

The renewable mining licence allowed for an eight year tax holiday expiring January 25, 2018.

Description of Share Capital

According to Oromin’s publicly available information, Oromin has authorized capital of an unlimited number of Oromin Shares without par value, 137,173,218 of which are issued and outstanding as of May 28, 2013. If 195,000 additional Oromin Shares are issued to Sprott Resource Lending Partnership in connection with its credit agreement with Oromin, there would be 137,368,218 Oromin Shares issued and outstanding. All shares in the capital of Oromin are of the same class and each carries the right to one vote. As at May 28, 2013, Oromin also had 13,186,000 stock options outstanding, in accordance with Oromin’s option plan, all of which are vested. Each vested option is exercisable for one Oromin Share.

INFORMATION ABOUT THE OFFER

The information contained herein does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any securities of Teranga or Oromin.  The Offer is only made pursuant to the offer and take-over bid circular of Teranga, dated June 19, 2013 filed with the securities regulatory authorities in Canada and pursuant to registration or qualification under the securities laws of any other jurisdiction.

THE OFFER

Teranga has offered to acquire, on the terms and subject to the conditions set forth in the Offer to Purchase and Circular, all of the issued and outstanding Oromin Shares, other than the Oromin Shares owned, directly or indirectly, by Teranga and its affiliates, and including any Oromin Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the exercise, conversion or exchange of any Convertible Securities, for consideration of 0.582 of a Common Share for each Oromin Share.

The Offer is made only for the Oromin Shares and not for any Convertible Securities. Any holder of Convertible Securities who wishes to accept the Offer must, to the extent permitted by the terms thereof and applicable laws, convert, exchange or exercise such Convertible Securities in order to deposit the resulting Oromin Shares in accordance with the terms of the Offer. Any such conversion, exchange or exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Securities will be in a position to deposit such Oromin Shares at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to in the Offer to Purchase and Circular.

Conditions of the Offer

Notwithstanding any other provision of the Offer, but subject to applicable laws, and in addition to Teranga’s right, subject to applicable laws, to vary or change the Offer at any time prior to the Expiry Time, Teranga has the right to withdraw or extend the Offer, and shall not be required to take up and pay for any deposited Oromin Shares, unless all of the conditions of the Offer, contained in the Offer to Purchase and Circular, are satisfied or, where permitted, waived (at the sole discretion of Teranga) at or prior to the Expiry Time. The Offer is conditional upon, among other things: (i) there having been validly deposited under the Offer and not withdrawn, at or prior to the Expiry Time, such number of Oromin Shares which are necessary to constitute: (x) at least 66 2/3% of the outstanding Oromin Shares (on a fully diluted basis), including Oromin Shares held by Teranga and its affiliates; and (y) a “majority of the minority” in the context of any matter to be voted upon under MI 61-101, if applicable, including a subsequent acquisition transaction; (ii) the approval of a majority of the votes cast by holders of Common Shares, in respect of the issuance of the Common Shares in connection with the Offer, on the terms and subject to the conditions described herein, at the Meeting; (iii) Teranga having determined in its sole judgment that (a) there shall not exist and shall not have occurred any condition, event, circumstance, change, effect, development, occurrence or state of facts that was not publicly disclosed as at the date of the Offer that might constitute or that might result in a Material Adverse Effect (as defined in the Offer to Purchase and Circular); (b) the Shareholder Rights Plan (and any other shareholder rights plan adopted by Oromin) does not and will not adversely affect the Offer or Teranga or its affiliates (as applicable) either before, on or after consummation of the Offer or the purchase of Oromin Shares under the Offer, or any compulsory or other subsequent acquisition transaction; and (c) all governmental or regulatory consents, authorizations, waivers, permits, reviews, orders, rulings, decisions, approvals or exemptions (including, without limitation, those of any stock exchange or other securities regulatory authorities) shall have been obtained or concluded on terms and conditions satisfactory to Teranga.

Background to the Offer

Beyond its production and exploration operations, Teranga is focused on acquiring additional exploration licenses in Senegal and augmenting its internal growth with strategic acquisitions of companies or assets that have growth potential or attractive exploration packages in Senegal. Oromin owns a 43.5% interest in OJVG, which owns a mining license adjacent to Teranga’s operating Sabodala gold mine. Oromin’s joint-venture partners Bendon and Badr own, respectively, the remaining 43.5% and 13% of OJVG. The OJVG property, which is located directly adjacent to Teranga’s Sabodala Mining License, has current Proven and Probable Reserve of 2.34 million ounces (28 MT grading 2.59 g/t Au) as set out in the OJVG 43-101 Report. With a 43.5% interest in OJVG, Teranga plans to seek to work with Bendon and Badr to develop the OJVG deposits and process its ore through Teranga’s existing mill, on a toll milling basis, on terms and conditions to be negotiated in due course. Teranga believes that it has the capacity, using its existing mill and related infrastructure and operating team, to develop the OJVG deposits quicker, more efficiently and at significantly lower capital costs than either Oromin or OJVG are capable of on a stand-alone basis.

Teranga was in the advanced stages of negotiation with Oromin, Bendon and Badr to purchase OJVG in December 2011. Terms for a proposed transaction were significantly advanced among the parties but the offer was subject to the waiver by the Republic of Senegal of its participation right, in the form of an option to acquire a 25% interest in OJVG’s Senegalese operating subsidiary holding the mining concession of OJVG, currently contemplated to be Somigol. The waiver of the Republic of Senegal’s participation right could, however, not be obtained at that time and therefore the parties terminated discussions regarding the proposed transaction.

Since the proposed transaction in December 2011, Teranga has been working on a comprehensive agreement with the Republic of Senegal to improve the predictability and stability of the fiscal operating environment for its future investments in exploration, acquisitions and development. This negotiation was extended as a new President of the Republic of Senegal was elected in late March of 2012 and Teranga had to reengage and start negotiations with the new Government of the Republic of Senegal at that time.

On April 2, 2013, Teranga signed a long-term comprehensive agreement in principle with the Republic of Senegal which, among other things, provides for a price and formula to purchase the waiver of the Republic of Senegal’s additional participation right on any deposits not currently on Teranga’s Sabodala Mining License that would be processed through Teranga’s existing mill. At that time, Teranga and the Republic of Senegal also announced the intention to finalize a definitive global agreement within 60 days.

Following the signing of the agreement in principle with the Republic of Senegal on April 2, 2013, the Board met on a number of occasions to discuss the possibility of seeking to acquire 100% of the OJVG. At the request of the Board, at that time management of Teranga approached Oromin, Bendon and Badr to discuss the potential acquisition of 100% of the OJVG. On May 17, 2013, Teranga made an offer to Oromin, Bendon and Badr to purchase the OJVG for similar share consideration as in the offer which was substantially agreed to in December 2011. However, Bendon rejected such offer on the basis that it did not satisfy their requirement for cash consideration.

In light of Bendon’s response to the May 17, 2013 offer for the OJVG, the Board then met on May 23, 2013, to consider its options with respect to the acquisition of OJVG and determined to investigate whether it could acquire a 43.5% interest in the OJVG by making an Offer to acquire Oromin. On May 24, 2013, Teranga provided Oromin with an offer to purchase all of the outstanding Oromin Shares pursuant to a court approved plan of arrangement, for the same consideration as under the proposed Offer, subject to conditions similar to those described herein, as well as confirmatory due diligence. Oromin declined to engage with Teranga in respect of its offer, confirmed by email on May 31, 2013, at which time the offer expired.

On May 31, 2013, Teranga announced that it had signed the definitive global agreement with the Republic of Senegal that was contemplated by the agreement in principle, within the original 60 day timeframe. Among other things, the definitive global agreement embeds (i) a formula to purchase the Republic of Senegal’s additional participation right on any deposits not currently on the Sabodala Mining License, and (ii) includes a financial settlement agreement that addresses certain outstanding tax assessments that relate to the financial years prior to Teranga’s formation and future royalty and other payments to the Republic of Senegal.

On June 2, 2013, IAMGOLD Corporation entered into a lock-up agreement with Teranga pursuant to which it agreed to tender its 16,088,636 Oromin Shares, representing approximately 11.7% of the outstanding Oromin Shares, to the Offer once made. Following Oromin’s refusal to pursue a transaction with Teranga on the terms of the offer provided on May 17, 2013, the Board also met on June 2, 2013 to consider making the Offer. Based upon the advice of its financial advisor, the Board concluded that the Offer was fair and presented a significant premium to Oromin’s shareholders and that such offer should be made to each Oromin Shareholder for their consideration.

On June 3, 2013, Teranga announced its intention to make an offer to acquire all of the outstanding Oromin Shares not already held by Teranga, pursuant to which Oromin shareholders would receive 0.582 of a Common Share for each Oromin Share held.

On June 11, 2013, Bendon issued a press release suggesting that the Offer is a violation of the OJVG Shareholders Agreement and indicating that they intend to initiate legal action to protect their rights under that agreement. Teranga is of the view, based on Oromin’s public disclosure, confirmations from Oromin and independent review, that the Offer does not violate the OJVG Shareholders Agreement. Teranga has discussed this matter with Oromin, which has confirmed that it agrees with Teranga’s interpretation.

Teranga intends to continue to pursue a negotiated solution with Bendon and Badr and has requested the assistance of the Republic of Senegal, which Teranga believes is focused on bringing the OJVG Golouma Gold Project into development as quickly as possible, to assist with discussions. President Macky Sall of the Republic of Senegal emphasized the government’s commitment to “grow domestic gold production as quickly as possible,” in the recent press release issued jointly with Teranga on May 31, 2013 announcing the execution of the definitive global agreement with the Republic of Senegal. Teranga is of the view that Bendon’s financial prospects are stronger as a result of being a shareholder in a producing joint venture project rather than one with little or no near term opportunity to develop. Teranga is committed to working with all OJVG parties to seek to amend the OJVG Shareholders Agreement to reflect a toll milling relationship with Teranga as the operator of the OJVG Golouma Gold Project and potentially at some point in the future negotiate a subsequent acquisition of their interests.

On June 13 , 2013, Bendon commenced a lawsuit naming Teranga, Oromin and Oromin’s wholly-owned subsidiary Sabodala Holding Limited, as defendants. Bendon’s statement of claim alleges, among other things, that the completion of the Offer would result in a breach of the OJVG Shareholders Agreement. Teranga believes that Bendon’s lawsuit is without merit and plans to vigorously defend it.

On June 17, 2013, the Board met to review, among other things, the terms and conditions of the Offer and resolved to proceed with making of the formal Offer.

Rationale and Benefits of the Offer

The Offer to Purchase and Circular summarizes the rationale and benefits of the Offer as follows:

•                  Significant Premium.

The Offer represents:

•                  a premium of 50% to the 20-trading day VWAP of the Oromin Shares on the TSX for the period ending May 31, 2013, which was the last trading day prior to Teranga’s announcement of its intention to make an offer to acquire Oromin (based on the 20-trading day VWAP of the Common Shares on the TSX for the same period);

•                  a premium of 68.7% to the closing price of the Oromin Shares on the TSX on May 31, 2013, which was the last trading day prior to Teranga’s announcement of its intention to make an offer to acquire Oromin, based on the closing price of the Common Shares on the TSX on the same date; and

•                  a combined business with significant re-rating potential, part of which is expected to accrue to Shareholders.

•                  Lock-Up of Large Shareholder

•                  The fairness and reasonableness of the Offer is evidenced by the fact that IAMGOLD Corporation (the second largest shareholder of Oromin after Teranga) has agreed under the terms of the Lock-Up Agreement to tender its Oromin Shares, representing approximately 11.7% of the issued and outstanding common shares of Oromin, to the Offer, subject to certain exceptions.

•                  Unlikelihood of Competing Offer Being Successful

•                  Given that Oromin’s two largest shareholders, Teranga and IAMGOLD Corporation, collectively hold a substantial ownership interest of approximately 25.3% of the outstanding Oromin Shares, and are in support of the Offer and that Teranga is unlikely to support any other offer or type of transaction, the likelihood of a competing offer being provided to Oromin’s shareholders is considerably diminished; and

•                  Further, competing bidders are unlikely to pay the significant premium being paid by Teranga under the Offer, as they are unlikely to realize the near-term value of a purchase of Oromin that Teranga can because of the proximity of its mill and related infrastructure, and operating team to the OJVG deposits. Teranga believes that it can likely develop the OJVG deposits quicker, more efficiently and at significantly lower capital costs than could be achieved on a standalone basis by another company.

•                  Potential for Downward Impact to Price if Offer Not Accepted

•                  Oromin Shares can be expected to trade down from the Offer price if Teranga is not successful in acquiring Oromin pursuant to the Offer;

•                  Teranga, with its mill and related infrastructure already in place, is the only practical option to develop the OJVG deposits in the current market, as Teranga believes that capital (debt and equity) is unlikely to be available; and

•                  Teranga, if unsuccessful in its bid for Oromin, may pursue the acquisition of other satellite deposits in Senegal, thus reducing the immediate benefit of an acquisition of Oromin, and therefore the price Teranga may be willing to pay for all of the issued and outstanding Oromin Shares at a later date.

•                  Improved Financial Position

•                  Oromin is currently borrowing money to fund its share of OJVG costs at an interest rate of 12% per annum on a loan that is due in December 2013 but callable at any time. Financing to replace this loan may be either unavailable in the current market, or if available, would be highly dilutive;

•                  Successful completion of the Offer, together with a compulsory or other subsequent acquisition transaction, would be expected to result in a combined entity with approximately US$49 million in cash, cash equivalents and bullion receivable at March 31, 2013 with expected greater liquidity, free cash flow generating ability and enhanced flexibility to raise capital, if and when necessary; and

•                  The combined entity is expected to have a lower long-term cost of capital than Oromin alone.

•                  Opportunity to Own Shares in a Producing Growth Company

•                  The Offer provides Oromin’s shareholders with immediate exposure to gold production, in a combined entity that is 100% hedge free;

•                  The Offer provides Oromin’s shareholders with exposure to a combined entity that is expected to have greater trading liquidity; and

•                  The Offer provides Oromin’s shareholders with exposure to a combined entity expected to have improved financial metrics over Teranga’s current financial metrics, based on the Financial Metric Assumptions, on the basis of gold at $1,400, including:

•                  Full life free cash flow that is expected to increase by approximately 50%;

•                  Net asset value that is expected to increase by approximately 50%; and

•                  Earnings that are expected to increase by approximately 300%.

•                  Benefit from a Strong Relationship with the Government of Senegal

•                  As evidenced by the announcement of the definitive global agreement between Teranga and the Republic of Senegal on May 31, 2013, Teranga and its management team have been recognized by the President of the Republic of Senegal for the “level of partnership and trust established” and the Minister of Energy and Mines of the Republic of Senegal for “the close working relationships that have been established between yourself and the senior management of Teranga and the Republic of Senegal as well as by the considerable improvement in relations between the population of the village of Sabodala and the Company since Teranga acquired control of the Project.”

•                  Teranga and its senior management team have established deep abiding relationships with the government and people of Senegal. Shareholders of Oromin will benefit from these important relationships in the combined company.

•                  Participation in Upside of the Combined Entity

The Offer provides Oromin’s shareholders with the ability to participate in future growth of the combined entity, including the potential to indirectly benefit from:

•                  Teranga’s approximately 1,200 km2 exploration land package;

•                  further consolidation of any satellite discoveries that may occur in Senegal; and

•                  the definitive global agreement between Teranga and the Republic of Senegal, which provides a more predictable and stable fiscal operating environment for future investments in exploration, acquisitions and development, including a pricing formula for the Republic of Senegal’s participation option on deposits.  See also Section 16 of the Circular “Risk Factors — Composition of the Teranga Board may Change”.

•                  Development and Production of the OJVG Deposits

The Offer provides Oromin’s shareholders with the benefit of:

•                  owning shares in a combined entity that is expected to have the financial capacity and operational experience to develop the OJVG deposits;

•                  ongoing participation in the exploration of the OJVG deposits;

•                  an interest in an operating mill within trucking distance of the OJVG deposits, and approximately 3 km from Masato, OJVG’s largest deposit (see map below); and

•                  Notwithstanding Bendon’s public opposition to the Offer and its threat to remove Sabodala Holding Limited as operator, assuming the Offer is completed and Teranga is able to negotiate acceptable terms with the other OJVG shareholders for a tolling and management agreement, and with the support of the Republic of Senegal, Teranga believes that the following production profile, which assumes all OJVG ore being processed through the Sabodala mill and with Teranga receiving its 43.5% interest in the OJVG ore, is achievable.

•                  Teranga’s Sabodala mill and complex at design capacity is capable of processing 275,000 to 300,000 ounces of annual gold production from 2015 to 2020 based on total proven and probable reserves of Teranga and of the OJVG (based on the open-pit mineral reserve estimates contained in the OJVG 43-101 Report).  Given current forecasted grades between the OJVG and Sabodala deposits, it would be expected that annual production over these years would be focused on the high grade ore from the OJVG deposit.

•                  Assuming an annual run rate and the other assumptions as described above, Teranga’s share of expected combined annual production from 2015 to 2020 would be approximately 63%.  Given the free carried interest by Badr (as the minority OJVG partner), and the right of recovery of initial investments by the two majority shareholders, it is further anticipated that Bendon and Teranga’s share in the OJVG ore production would increase to approximately 47% of life of mine cash flows at a US$1,400 gold price assumption. Teranga intends to seek to expeditiously work with the other OJVG partners to seek to develop the OJVG deposits into production as quickly as possible.

•                  Enhanced Operations.  The Offer provides Shareholders with exposure to a combined entity that:

•                  has the ability to blend ores from multiple deposits, which would be expected to enhance the combined entity’s production and cost profile;

•                  has the ability to leverage Teranga’s existing mill, infrastructure and mobile equipment fleet through increased production from the combined entity’s interest in the OJVG’s open pit reserves and anticipated toll milling opportunities, which would be expected to enhance financial metrics; and

•                  has the opportunity to pursue potential mining economies at the joint Masato deposit that straddles the border between Teranga and Oromin.

THE COMBINED ENTITY UPON COMPLETION OF THE OFFER

Purpose of the Offer

The purpose of the Offer is to enable Teranga to acquire, on the terms and subject to the conditions of the Offer, all of the outstanding Oromin Shares that it does not already own.

If Teranga takes up and pays for the deposited Oromin Shares, Teranga currently intends, subject to compliance with all applicable laws, to acquire all of the outstanding Oromin Shares not deposited under the Offer pursuant to a compulsory or other subsequent acquisition transaction. If a statutory right to effect a compulsory acquisition is not available, Teranga intends to cause a meeting of Oromin shareholders to be held to consider an amalgamation, statutory arrangement, capital reorganization or other transaction whereby Teranga or an affiliate will acquire any Oromin Shares not deposited under the Offer. If permitted by applicable laws, subsequent to the completion of the Offer and, if necessary, any compulsory or other subsequent acquisition transaction, Teranga intends to delist the Oromin Shares from the TSX, to cause Oromin to cease to be a reporting issuer under the securities laws of each province and territory of Canada in which it is a reporting issuer and to cease to have public reporting obligations in any other jurisdiction in which it currently has such obligations.

Plans for Teranga and Oromin Following Completion of the Offer

If the Offer is successful, Teranga intends to conduct a detailed review of Oromin and its subsidiaries and its operations, assets, corporate structure, capitalization, policies, management and personnel to determine what changes, if any, would be desirable in light of such review and the circumstances which then exist.

Teranga intends to integrate the operations of Oromin into the operations of Teranga as soon as possible following completion of the Offer, and any compulsory or other subsequent acquisition transaction, in order to leverage Teranga’s existing mill, infrastructure and mobile equipment fleet. In addition, Teranga expects to work with Bendon and Badr to develop the OJVG deposits and process its ore through Teranga’s existing mill, on a toll milling basis, on terms and conditions to be negotiated in due course.

Description of Share Capital

The share capital of Teranga will remain unchanged as a result of the completion of the Offer, other than for the issuance of the Common Shares issuable pursuant to the Offer.

Teranga is authorized to issue an unlimited number of Common Shares. As of the date of this Amended Circular, there were 245,618,000 Common Shares issued and outstanding. Assuming that all of the Oromin Shares outstanding as at May 28, 2013 are tendered to the Offer, no Convertible Securities are exercised, 195,000 additional Oromin Shares are issued to Sprott Resource Lending Partnership in connection with its credit agreement with Oromin and that Teranga takes up and pays for such Oromin Shares under the Offer, Teranga will issue approximately 69.1 million Common Shares pursuant to the Offer and, as a consequence, Shareholders would hold approximately 78% of the Common Shares issued and outstanding, while Oromin shareholders will hold approximately 22% of the Common Shares issued and outstanding in each case on a fully diluted basis, assuming that all of the Oromin Shares outstanding as at May 28, 2013 are tendered to the Offer, no Convertible Securities are exercised, 195,000 additional Oromin Shares are issued to Sprott Resource Lending Partnership in connection with its credit agreement with Oromin and that Teranga takes up and pays for such Oromin Shares under the Offer.

To the knowledge of the Directors and executive officers of the Corporation, following completion of the Offer there will be no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Corporation carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation, other than those persons and companies described above in the Amended Circular. See “Voting Securities and Principal Holders of Voting Securities”.

RISK FACTORS

Shareholders should carefully consider the following risk factors related to the Offer and the proposed acquisition by Teranga of Oromin upon the successful completion of the Offer. Shareholders should also carefully review the risks described in Teranga’s annual information form, as filed on SEDAR, dated March 27, 2013 for the year ended December 31, 2012, starting on page 62. In addition, Oromin may be subject to risks that are not applicable or material to the Corporation at the present time, but that may apply to the combined entity. Risk factors relating to Oromin can be found in Oromin’s annual information form, as filed on SEDAR, dated May 28, 2013, for the year ended February 28, 2013. See “Information Concerning Oromin.” Teranga expects that these risks and uncertainties will also be applicable to the combined business. These risks and uncertainties may not be the only risks and uncertainties faced by Teranga or the combined entity. Other risks and uncertainties not presently known by Teranga or that Teranga currently believes are not material could also materially and adversely affect Teranga’s or the combined entity’s business, results of operations and/or financial condition. The risk factors set out below relate to the Offer and/or the combined business and operations of Teranga and Oromin if the Offer is consummated.

The Common Shares issued in connection with the Offer may have a market value different than expected.

Teranga is offering to purchase Oromin Shares on the basis of 0.582 of a Common Share for each Oromin Share. Since the exchange ratio will not be adjusted to reflect any changes in the relative market value of Common Shares and Oromin Shares, the market values of the Common Shares and the Oromin Shares at the time of the take-up of Oromin Shares under the Offer may vary significantly from the values at the date of this Amended Circular, the Meeting or the date that Oromin shareholders tender their Oromin Shares. If the market price of Common Shares increases relative to the market price of Oromin Shares, the implied value of the consideration paid to Oromin shareholders will increase as well. For example, during the twelve-month period ending on May 31, 2013 (the most recent practicable date prior to the date of the Offer), the trading price of Common Shares on the TSX varied from a low of $0.69 to a high of

$2.49 and the trading price of Oromin Shares on the TSX varied from a low of $0.25 to a high of $0.83. Variations in the market price of the Common Shares and/or the Oromin Shares may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Teranga and/or Oromin, market assessments of the likelihood the Offer will be consummated, regulatory considerations, general market and economic conditions, gold price changes and other factors over which Teranga has no control.

Teranga has not been given an opportunity to verify the reliability of the information regarding Oromin included in, or which may have been omitted from, this Amended Circular.

All historical information relating to Oromin presented in, or due to lack of information omitted from, this Amended Circular, including all Oromin financial information, has been provided in exclusive reliance upon publicly available information. Although Teranga has no reason to doubt the accuracy or completeness of Oromin’s publicly disclosed information, any inaccuracy or material omission in Oromin’s publicly available information, including the information about or relating to Oromin contained in this Amended Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the two companies or adversely affect the operational plans of the combined entity and its results of operations and financial condition.

Change of control provisions in Oromin’s agreements triggered upon the acquisition of Oromin may lead to adverse consequences.

Oromin may be a party to agreements that contain change of control provisions that may be triggered following successful completion of the Offer, since Teranga would then hold Oromin Shares representing a majority of the voting rights of Oromin. The operation of these change of control provisions if triggered, or disputes in respect of such provisions, could result in unanticipated delays, expenses and/or cash payments following the consummation of the Offer or adversely affect Oromin’s results of operations and financial condition. Unless these change of control provisions are waived by the other party to any such agreements, the operation of any of these provisions could adversely affect the results of operations and financial condition of the combined entity.

The integration of Teranga and Oromin may not occur as planned.

The Offer has been made with the expectation that the combination of Teranga and Oromin would result in a combined entity that is expected to have increased production from Teranga’s interest in the OJVG’s open pit reserves, higher earnings and higher free cash flow per share. These anticipated benefits are based on a number of assumptions and will depend in part on the timing and manner of completion of a compulsory or other subsequent acquisition transaction. Most operational and strategic decisions, and certain staffing decisions, with respect to the combined entity have not yet been made and may not have been fully identified. These decisions and the integration of the two companies may present significant challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, significant one-time write-offs or restructuring charges, unanticipated costs and the loss of key employees. Furthermore, Teranga’s ability to efficiently assume Oromin’s 43.5% ownership and operation of the OJVG Golouma Gold Project and effectively work with Bendon and Badr is not guaranteed. On June 11, 2013, Bendon issued a press release suggesting that the Offer is a violation of the OJVG Shareholders Agreement and indicating that they intend to initiate legal action to protect their rights under that agreement. As a consequence, the co-operation of Bendon’s to work with Teranga a joint venture partner in the OJVG may not be forthcoming, which will make the integration of Teranga and Oromin more difficult than initially anticipated and may materially diminish the potential benefits to shareholders of the combined entity. In particular, given Bendon’s current opposition to the Offer, a successful negotiation with the other OJVG partners of, among other things, a toll milling relationship with Teranga as the operator of the OJVG Golouma Gold Project may not materialize and the pursuit of any potential mining economies at the joint Masato deposit could be in jeopardy. Further, there can be no guarantee that Teranga will be able to in the future negotiate a subsequent acquisition of the other OJVG partner interests on satisfactory economic terms. There can also be no assurance that there will be operational or other synergies realized by the combined entity, or that the integration of the two companies’ operations, systems, management and cultures will be timely or effectively accomplished, or ultimately will be successful in increasing earnings and reducing costs.

On June 13 , 2013, Bendon commenced a lawsuit naming Teranga, Oromin and Oromin’s wholly-owned subsidiary Sabodala Holding Limited, as defendants. Bendon’s statement of claim seeks an unspecified amount of damages and an injunction preventing the Offer, and alleges, among other things, that the completion of the Offer would result in a breach of the OJVG Shareholders Agreement. Teranga believes that Bendon’s lawsuit is without merit and plans to vigorously defend it. Teranga is of the view that the Offer does not violate the OJVG Shareholders Agreement, however, the outcome of litigation cannot be predicted with certainty and there is no guarantee that any legal action by Bendon to declare the Offer a violation of the OJVG Shareholders Agreement would not be successful. If Teranga were unable to resolve such dispute favourably or in a timely manner, the resultant litigation could affect the completion of the Offer or the timing of any anticipated benefits from the acquisition of Oromin and have a material adverse impact on Teranga’s on Teranga’s financial performance, cash flow and results of operations.

Composition of the Board may Change

On June 3, 2013 Teranga announced that it had received a notice, in accordance with its Advanced Notice By-Laws, from MDL that MDL intends to put forward Mr. Nic Limb, Mr. Rick Sharp and Mr. Rodger Gray as director nominees for shareholders of Teranga to consider at the annual and special meeting of shareholders, which is scheduled to be held on July 18, 2013. MDL is a shareholder of Teranga that owns 39,999,838 Common Shares, or approximately 16.29% of the issued and outstanding Common Shares. No assurance can be given that the composition of the Board will not change at the upcoming annual and special meeting of shareholders or that MDL will not have the ability to exert influence or control of Teranga following such annual and special meeting of shareholders. Any such changes in the composition of the Board could result in the Board deciding to change its plans for Oromin or could affect the operations of the combined entity, or whether the integration of the two companies’ operations, systems, management and cultures will be timely or effectively accomplished, or ultimately will be successful in increasing earnings and/or reducing costs.

The combination of Teranga and Oromin may not be successfully completed without the possibility of Oromin shareholders exercising dissent and appraisal rights in connection with a subsequent acquisition transaction.

In order for Teranga to acquire all of the issued and outstanding Oromin Shares, it will likely be necessary, following the completion of the Offer, to effect a compulsory or other subsequent acquisition transaction. A compulsory or other subsequent acquisition transaction may result in Oromin shareholders having the right to dissent and demand payment of the fair value of their Oromin Shares. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting Oromin shareholders for their Oromin Shares. There is no assurance that a compulsory or other subsequent acquisition transaction can be completed without Oromin shareholders exercising dissent rights in respect of substantial number of Oromin Shares, which could result in the requirement to make a substantial cash payment that could have an adverse effect on Teranga’s financial position and liquidity.

Teranga may be subject to significant operating risks associated with its expanded operations and projects.

The level of production and capital and operating cost estimates relating to the expanded operations and projects, which are used in establishing mineral reserve estimates for determining and obtaining financing and other purposes, are based on certain assumptions and are inherently subject to significant uncertainties. It is very likely that actual results for Teranga’s projects will differ from its current estimates and assumptions, and these differences may be material. In addition, experience from actual exploration, mining or processing operations may identify new or unexpected conditions which could reduce mineral reserve and mineral resource estimates and/or production below, and/or increase capital and/or operating costs above, Teranga’s current estimates. If actual results are less favourable than Teranga currently estimates, the combined entity’s business, results of operations, financial condition and liquidity could be materially adversely impacted.

If there are significant delays in the exploration and development of the OJVG Golouma Gold Project on a commercial scale, and/or capital costs are significantly higher than estimated, these events could have a significant adverse effect on Teranga’s results of operations, cash flow from operations and financial condition.

Mineral reserve and mineral resource figures pertaining to the OJVG Golouma Gold Project are only estimates and are subject to revision based on developing information.

Information pertaining to the OJVG’s mineral reserves and mineral resources presented in this Amended Circular are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Mineral reserve and mineral resource estimates are materially dependent on the prevailing price of minerals and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of minerals or increases in recovery costs, as well as various short-term operating factors, may cause a mining operation to be unprofitable in any particular accounting period.

The estimates of mineral reserves and mineral resources attributable to the OJVG are based on accepted engineering and evaluation principles. The estimated amount of contained minerals in proven and probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties. See also “Information Concerning Oromin”.

The issuance of a significant number of Common Shares and a resulting “market overhang” could adversely affect the market price of Common Shares after the take-up of Oromin Shares under the Offer.

If all of the Oromin Shares are tendered to the Offer, approximately 69.1 million additional Common Shares will be available for trading in the public market. The increase in the number of Common Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Common Shares. Moreover, in the event that any Oromin shareholder holding a significant percentage of Oromin Shares tenders its Oromin Shares to the Offer in exchange for Common Shares, such Oromin shareholder may hold a significant percentage of Common Shares after such take-up. The potential that such an Oromin shareholder may sell its Common Shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of such Common Shares in the public market, could adversely affect the market price of the Common Shares.

SCHEDULE “B”

SHARE ISSUANCE RESOLUTION

BE IT RESOLVED THAT:

1.                                      the issuance of such number of common shares of Teranga Gold Corporation (“Teranga”) as may be required to be issued pursuant to the terms of the Offer (on the terms and conditions as more particularly set forth in the offer to purchase and take-over bid circular of Teranga, dated June 19, 2013 (and announced on ASX on June 20, 2013), as it may be amended (the “Take-Over Bid Circular”)) in connection with the acquisition of all of the common shares of Oromin Explorations Ltd. (“Oromin”) pursuant to a take-over bid made under applicable securities laws or any compulsory acquisition or subsequent acquisition transaction related thereto, including such number of Teranga common shares that may be issued upon the conversion or exercise of any securities of Oromin that are convertible or exercisable for Oromin common shares, is hereby authorized and approved;

2.                                      any director or officer of Teranga is hereby authorized and directed to execute or cause to be executed, whether under corporate seal of Teranga or otherwise, and to deliver or cause to be delivered, all such documents, agreements or instruments and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing, such determination to be conclusively evidenced by the execution and delivery of any such documents, agreements or instruments or the doing of any such act or thing;

3.                                      notwithstanding that this resolution has been passed by the shareholders of Teranga, the board of directors of Teranga is hereby authorized and empowered, without further notice to, or approval of, the shareholders of Teranga to extend, withdraw or amend the Offer as it may deem appropriate in any manner, other than to increase the consideration to be paid under the Offer; and

4.                                      for purposes of ASX Listing Rule 7.1 and subject to the ASX Listing Rules, shareholders approve the issue of up to 76,957,696 common shares to shareholders of Oromin on the terms and conditions as more particularly set forth in the Take-Over Bid Circular.

VOTING EXCLUSION STATEMENT

Teranga will disregard any votes cast on the Share Issuance Resolution by a person who may participate in the proposed issue and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the resolution is passed, and any associates of that person.

However, Teranga need not disregard a vote if:

1.                                      it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

2.                                      it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

B - 1

SCHEDULE “C”

OPINION OF CORMARK SECURITIES INC.

June 2, 2013

The Board of Directors of Teranga Gold Corporation

121 King Street West, Suite 2600

Toronto, ON, Canada M5H 3T9

Dear Sirs,

Cormark Securities Inc. (“Cormark”) understands that Teranga Gold Corporation (“Teranga” or the “Company”) intends to make an offer to acquire all of the outstanding common shares (“Oromin Shares”) of Oromin Explorations Ltd. (“Oromin”) that it does not already own. The proposed Offer would constitute 80,000,000 Teranga common shares (“Teranga Shares”) being offered to Oromin shareholders, including Teranga’s interest in Oromin (the “Offer”). Pursuant to the proposed Offer, Oromin shareholders would receive 0.582 of a Teranga Share for each Oromin Share held. The proposed Offer would represent a premium of 50% to the 20-day volume-weighted average price of the Oromin Shares on the Toronto Stock Exchange for the period ending May 31, 2013 (based on the 20-day volume weighted average price of the Teranga Shares on the Toronto Stock Exchange for the same period) and a premium of 68.7% to the closing price of the Oromin Shares on the Toronto Stock Exchange on May 31, 2013. The specific terms and conditions of, and other matters relating to, the Offer will be outlined in a takeover bid circular of Teranga to be mailed to shareholders of Teranga (the “Circular”).

Cormark has been retained by the board of directors (the “Board”) of the Company to prepare and deliver an opinion as to the fairness of the Offer, from a financial point of view, to the shareholders of Teranga (the “Fairness Opinion”).

CORMARK’S ENGAGEMENT

Cormark was initially contacted by the Board to act as co-advisor to Teranga on a transaction involving Oromin and their joint venture partners in August 2011. Cormark was formally retained by the Company pursuant to an engagement letter dated December 5, 2011 (the “Engagement Letter”) and an amending agreement dated June 10, 2013 (the “Amending Agreement”). As part of the Amending Agreement, Cormark was engaged to provide a Fairness Opinion in connection with the Offer. The terms of the Engagement Letter and Amending Agreement provide that Cormark is to be paid a fee on delivery of the Fairness Opinion (the “Fairness Opinion Fee”), and that such fee is not contingent in whole or in part on the success of the Offer or on the conclusions reached in the Fairness Opinion.  In addition, Cormark is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Company, in certain circumstances, against certain expenses, losses, claims, actions, damages and liabilities incurred in connection with the provision of its services under the Engagement Letter

CREDENTIALS OF CORMARK

Cormark is an independent Canadian investment dealer providing investment research, equity sales and trading and investment banking services to a broad range of institutions and corporations. Cormark has participated in a significant number of transactions involving public and private companies, maintains a particular expertise advising companies in the global mining sector and has extensive experience in preparing fairness opinions.

The Fairness Opinion represents the opinion of Cormark and its form and content have been approved for release by a committee of senior investment banking professionals of Cormark, each of whom is experienced in merger, acquisition, divestiture, valuation, fairness opinion and other capital markets matters.

INDEPENDENCE OF CORMARK

Neither Cormark, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (British Colombia)) of Teranga, Oromin, or any of their respective associates or affiliates (collectively, the “Interested Parties”).

Cormark has not been engaged to provide any financial advisory services nor has it participated in any underwriting involving Teranga, Oromin, or any of their associates or affiliates during the 24-month period preceding the date Cormark was first contacted in respect of the Offer with the exception of acting as lead underwriter for Oromin’s  public issue of common shares that closed in November 2010, acting as lead underwriter for Oromin’s public issue of common shares that closed in August 2010 and acting as lead agent on Teranga’s public issuance of common shares that closed in December 2010.

Cormark acts as a trader and dealer, both as principal and agent, in all major financial markets in Canada and, as such, may have had, may have, and may in the future have, positions in the securities of Teranga or other Interested Parties and, from time to time, may have executed or may execute transactions on behalf of such entities or other clients for which it may have received or may receive compensation.  As an investment dealer, Cormark conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Offer, Teranga, or other Interested Parties.

There are no understandings, agreements or commitments between Cormark and Teranga, Oromin or any other Interested Party with respect to any future financial advisory or investment banking business.  Cormark may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Teranga, Oromin or any other Interested Party.

SCOPE OF REVIEW

In connection with preparing the Fairness Opinion, Cormark has reviewed, relied upon (without verifying or attempting to verify independently the completeness or accuracy thereof) or carried out, among other things, the following:

a)             the Non-Binding Offer to acquire Oromin, dated May 24, 2013;

b)             the annual financial statements of Teranga for each of the years ended December 31, 2012 and 2011;

c)              the annual information form of Teranga for the year ended December 31, 2012;

d)             the quarterly financial statements of Teranga for each of the quarters ended March 31, 2013, September 30, 2012, and June 30, 2012;

e)              the annual financial statements of Oromin for each of the years ended February 28, 2013 and February 29, 2012;

f)               the quarterly financial statements of Oromin for each of the quarters ended November 30, 2012, and August 31, 2012, and May 31, 2012;

g)              the annual information form of Oromin for the year ended February 28, 2013;

h)             information made available by Teranga concerning the business, operations, assets, liabilities and prospects of the Company on a standalone and pro forma basis;

i)                 due diligence meetings with senior executives of Teranga concerning expectations on permitting, development and future production potential of Oromin’s assets;

j)                due diligence meetings with senior executives of the Company concerning the past and current operations,  financial condition and prospects of the Company;

k)             meetings and discussions with the Board;

l)                 public information (including corporate presentations and information prepared by industry research analysts) related to the business, operations, financial performance and trading history of the Company and other selected mining companies which we considered relevant;

m)         public information with respect to precedent transactions of a comparable nature which we considered relevant; and

n)             such other information, investigations, analyses and discussions as we considered appropriate in the circumstances.

Cormark has had full access to and cooperation from the senior officers of Teranga and has not, to the best of its knowledge, been denied access by the Company to any information requested by Cormark.

PRIOR VALUATIONS

The Company has represented to Cormark that there have been no independent appraisals or valuations (as defined in MI 61-101) or material non-independent appraisals or valuations relating to the Company or any of its subsidiaries on any of their respective material assets or liabilities which have been prepared as of a date within the preceding 24 months that otherwise have not been provided to Cormark.

ASSUMPTIONS AND LIMITATIONS

Cormark has not been asked to prepare and has not prepared a formal valuation of the Company, Oromin or any of their respective securities or assets, and the Fairness Opinion should not be construed as such.  Cormark has, however, conducted such analyses as it considered necessary in the circumstances. In addition, the Fairness Opinion is not, and should not be construed as, advice as to the price at which the Teranga or Oromin shares may trade at any future date. Cormark similarly was not engaged to review any legal, tax or accounting aspects of the Offer. Cormark has relied upon, without independent verification or investigation, the assessment by the Company and its legal, tax, regulatory and accounting advisors with respect to legal, tax, regulatory and accounting matters.  In addition, the Fairness Opinion does not address the relative merits of the Offer as compared to any other transaction involving the Company, the prospects or likelihood of any alternative transaction or any other possible transaction involving the Company, its assets or its securities.

With the approval of the Board and as is provided for in the Engagement Letter, Cormark has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions and representations obtained by it from public sources or provided to it by or on behalf of the Company and its directors, officers, agents and advisors or otherwise (collectively, the “Information”) and Cormark has assumed that this Information does not omit any material fact or any fact necessary to be stated to make that Information not misleading. The Fairness Opinion is conditional upon the completeness, accuracy and fair presentation of such Information including the absence of any undisclosed material change. Subject to the exercise of professional judgment and except as expressly described herein, Cormark has not attempted to independently verify or investigate the completeness, accuracy or fair presentation of any of the Information.

With respect to financial and operating forecasts, projections, estimates and/or budgets provided to Cormark and used in the analyses supporting the Fairness Opinion, Cormark has noted that projecting future results of any company is inherently subject to uncertainty. Cormark has assumed that such forecasts, projections, estimates and/or budgets were reasonably prepared consistent with industry practice on a basis reflecting the best currently available assumptions, estimates and judgments of management of the Company as to the future financial performance of Teranga and Oromin and are (or were at the time and continue to be) reasonable in the circumstances. In rendering the Fairness Opinion, Cormark expresses no view as to the reasonableness of such forecasts, projections, estimates and/or budgets or the assumptions on which they are based.

Senior officers of the Company have represented to Cormark in a certificate delivered as of the date hereof, among other things, that: (a) the Information provided by, or on behalf, of the Company or any of its affiliates or its representatives and agents to Cormark for the purpose of preparing the Fairness Opinion was, at the date such information was provided to Cormark, and is now, complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company and its affiliates or the Offer and did not and does not omit a material fact in relation to the Company and its affiliates or the Offer necessary to make the Information not misleading in light of the circumstances under which it was provided; (b) since the dates on which the Information was provided to Cormark, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company and its affiliates and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion; (c) to the best of the Company’s knowledge, information and belief after due inquiry, there are no independent appraisals or valuations or material non-independent appraisals or valuations relating to the Company or any of its affiliates or any of their respective material assets or liabilities which have been prepared as of a date within the two years preceding the date hereof and which have not been provided to Cormark; and (d) since the dates on which the Information was provided to Cormark by the Company, no material transaction has been entered into by the Company or any of its affiliates which has not been disclosed in complete detail to Cormark.

This Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company and its affiliates, as they were reflected in the Information and as they have been represented to Cormark in discussions with management of the Company. In its analyses and in preparing the Fairness Opinion, Cormark has made certain assumptions with respect to expected industry performance, general business and economic conditions and other matters, most of which are beyond the control of Cormark or any party involved in the Offer.  Cormark believes these assumptions are reasonable under the current circumstances; however, actual future results may demonstrate that certain assumptions were incorrect.

In preparing the Fairness Opinion, Cormark has also assumed that the disclosure provided or incorporated by reference in the Circular and any other documents prepared in connection with the Offer will be accurate in all material respects and will comply with the requirements of all applicable laws, that all of the conditions required to implement the Offer will be met, that the procedures being followed to implement the Offer are valid and effective, and that the Circular will be distributed to Teranga shareholders in accordance with applicable laws.

The Fairness Opinion has been prepared for the exclusive use of the Board in connection with the Offer.  The Fairness Opinion may not be used by any person or relied upon by any person other than the Board and may not be used or relied upon by the Board for any purpose other than the purpose hereinbefore stated, without the express prior written consent of Cormark.  Except as contemplated herein, the Fairness Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent. Cormark hereby consents to the reference to Cormark and the description of, reference to and reproduction of the Fairness Opinion in the Circular prepared in connection with the Offer for delivery to Teranga shareholders and filing with the securities commissions or similar regulatory authorities in each province and territory of Canada.

Cormark believes that the Fairness Opinion must be considered and reviewed as a whole and that selecting portions of the stated analyses or factors considered by Cormark, without considering all the stated analyses and factors together, could create a misleading view of the process underlying, or the scope of the Fairness Opinion.  The preparation of a fairness opinion of this nature is a complex process and is not necessarily amenable to partial analysis or summary description.  Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any Teranga shareholder as to whether or not to vote in favour of the Offer.

The Fairness Opinion is given as of the date hereof and Cormark disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to Cormark’s attention after the date hereof.  Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, Cormark reserves the right to change, modify or withdraw the Fairness Opinion.

The Fairness Opinion has been prepared in accordance with the Disclosure Standards for Fairness Opinions of the Investment Industry Regulatory Organization of Canada (“IIROC”), but IIROC has not been involved in the preparation or review of the Fairness Opinion.

FAIRNESS OPINION

Based upon and subject to the foregoing, Cormark is of the opinion that, as at of the date hereof, the Offer is fair, from a financial point of view, to the shareholders of Teranga.

Yours very truly,

CORMARK SECURITIES INC.

SCHEDULE “D”

TERANGA GOLD CORPORATION

ADVANCE NOTICE

BY-LAW NO. 2

Nomination of Directors

1.              Only persons who are nominated in accordance with the procedures set out in this Advance Notice By-Law (the “By-Law”) shall be eligible for election as directors to Teranga Gold Corporation’s (“Teranga”) board of directors (the “Board”). Nominations of persons for election to the Board may only be made at an annual meeting of shareholders, or at a special meeting of shareholders called for any purpose which includes the election of directors to the Board, as follows:

a)             by or at the direction of the Board or an authorized officer of Teranga, including pursuant to a notice of meeting;

b)             by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Canada Business Corporations Act (the “Act”) or a requisition of shareholders made in accordance with the provisions of the Act; or

c)              by any person entitled to vote at such meeting (a “Nominating Shareholder”), who: (A) is, at the close of business on the date of giving notice provided for in 3 below and on the record date for notice of such meeting, either entered in the securities register of Teranga as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) has given timely notice in proper written form as set forth in this By-Law.

2.              For the avoidance of doubt, the foregoing Section 1.1c) shall be the exclusive means for any Nominating Shareholder to bring nominations for election to the Board before any annual or special meeting of shareholders of Teranga, provided, however, that nothing in this By-Law shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly brought before such meeting pursuant to the provisions of the Act or the discretion of the chair of the meeting.

3.              For a nomination made by a Nominating Shareholder to be accepted as timely notice (a “Timely Notice”), the Nominating Shareholder’s notice must be received by the corporate secretary of Teranga at its principal executive offices:

a)             in the case of an annual meeting of shareholders, not later than the close of business on the 30th day and not earlier than the opening of business on the 65th day before the date of the meeting: provided, however, if the first public announcement made by Teranga of the date of the annual meeting is less than 50 days prior to the meeting date, not later than the close of business on the 10th day following the day on which the first public announcement of the date of such annual meeting is made by Teranga; and

b)             in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes the election of directors to the board, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting is made by Teranga.

4.              The time periods for giving of a Timely Notice shall in all cases be determined based on the original date of the annual meeting or the first public announcement of the annual or special meeting, as applicable. In no event shall an adjournment or postponement of an annual meeting or special meeting of shareholders or any announcement thereof commence a new time period for the giving of a Timely Notice.

5.              To be in proper written form, a Nominating Shareholder’s notice to the corporate secretary must comply with all the provisions of this 5 and:

a)             disclose or include, as applicable, as to each person whom the Nominating Shareholder proposes to nominate for election as a director (a “Proposed Nominee”):

i.                  their name, age, business and residential address, principal occupation or employment for the past five years, status as a “resident Canadian” (as such term is defined in the Act);

ii.               their direct or indirect beneficial ownership in, or control or direction over, any class or series of securities of Teranga, including the number or principal amount and the date on which such securities were acquired;

iii.            any relationships, agreements or arrangements, including financial, compensation and indemnity related relationships, agreements or arrangements, between the Proposed Nominee or any affiliates or associates of, or any person or entity acting jointly or in concert with, the Proposed Nominee or the Nominating Shareholder;

iv.           any other information that would be required to be disclosed in a dissident proxy circular or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to the Act or applicable securities law; and

v.              a duly completed personal information form in respect of the Proposed Nominee in the form prescribed by the Toronto Stock Exchange (and any equivalent documentation required by the Australian Securities Exchange or any other stock exchange on which the securities of Teranga are listed for trading); and

b)             disclose or include, as applicable, as to each Nominating Shareholder giving the notice or on whose behalf the nomination is made:

i.                  their name, business and residential address, direct or indirect beneficial ownership in, or control or direction over, any class or series of securities of Teranga, including the number or principal amount and the dates on which such securities were acquired;

ii.               their interests in, or rights or obligations associated with, an agreement, arrangement or understanding, the purpose or effect of which is to alter, directly or indirectly, the person’s economic interest in a security of Teranga or the person’s economic exposure to Teranga;

iii.            any proxy, contract, arrangement, agreement or understanding pursuant to which such person, or any of its affiliates or associates, or any person acting jointly or in concert with such person, has any interests, rights or obligations relating to the voting of any securities of Teranga or the nomination of directors to the Board;

iv.           a representation that the Nominating Shareholder is a holder of record of securities of Teranga, or a beneficial owner, entitled to vote at such meeting, and intends to appear in person or by proxy at the meeting to propose such nomination;

v.              a representation as to whether such person intends to deliver a proxy circular and/or form of proxy to any shareholder of Teranga in connection with such nomination or otherwise solicit proxies or votes from shareholders of Teranga in support of such nomination; and

vi.           any other information relating to such person that would be required to be included in a dissident proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Act or as required by applicable securities law; and

c)              be accompanied by a questionnaire, representation and agreement as required by 6 below, duly completed and signed, and a written consent duly signed by each Proposed Nominee to being named as a nominee and to serve as a director of Teranga, if elected.

6.              A completed questionnaire as required by 5c) shall be in the form provided by the corporate secretary (upon written request of the Nominating Shareholder), and shall include:

a)             information regarding the background, independence and qualification of each Proposed Nominee and the background of each Nominating Shareholder; and

b)             a written representation and agreement (in the form provided by the corporate secretary upon written request of the Nominating Shareholder) confirming, among other things, that such Proposed Nominee is not and will not become a party to any agreement, arrangement or understanding with, or has not given any commitment or assurance to, any person, as to how such person, if elected as a director of Teranga, will act or vote on any issue or question, or with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director of Teranga, that has not been disclosed to Teranga.

7.              All information to be provided in a Timely Notice pursuant to Section 1.5 shall be provided as of the date of such notice. If requested by Teranga, the Nominating Shareholder shall update such information forthwith so that it is true and correct in all material respects as of the date that is ten (10) business days prior to the date of the meeting, or any adjournment or postponement thereof.

8.              Any notice, or other document or information required to be given to the corporate secretary pursuant to this By-Law may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the corporate secretary for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the corporate secretary at the address of the principal executive offices of Teranga, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

9.              Additional Matters

a)             The chair of any meeting of shareholders of Teranga shall have the power to determine whether any proposed nomination is made in accordance with the provisions of this By-Law, and if any proposed nomination is not in compliance with such provisions, must declare that such defective nomination shall not be considered at any meeting of shareholders.

b)             Despite any other provision of this By-Law, if the Nominating Shareholder (or a qualified representative of the shareholder) does not appear at the meeting of shareholders of Teranga to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by Teranga.

c)              Nothing in this By-Law shall obligate Teranga or the Board to include in any proxy statement or other shareholder communication distributed by or on behalf of Teranga or the Board any information with respect to any proposed nomination or any Nominating Shareholder or Proposed Nominee.

d)             The Board may, in its sole discretion, waive any requirement of this By-Law.

e)              For the purposes of this By-Law, “public announcement” means disclosure in a press release disseminated by Teranga through a national news service in Canada, or in a document filed by Teranga for public access under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com in Canada and in Australia under its profile on the Australian Securities Exchange webpage www.asx.com.au.

Approved by the Board of Directors on April 29, 2013 with immediate effect.

SCHEDULE “E”

TERANGA GOLD CORPORATION

NOTICE OF CHANGE OF AUDITORS

TO:	Deloitte LLP, Chartered Accountants

AND TO:	Ernst & Young LLP, Chartered Accountants

It is proposed that Teranga Gold Corporation (the “Corporation”) will change its auditor from Deloitte LLP, Chartered Accountants, Toronto, Ontario, Canada (the “former auditor”) to Ernst & Young LLP, Chartered Accountants, Toronto, Ontario, Canada (the “successor auditor”), effective as of the date hereof.

The Audit Committee’s recommendation for the change of auditor to the Board of Directors was made as a result of several factors, including the successor auditor’s mining expertise within Senegal, our principal area of operations.

In accordance with National Instrument 51-102 — Continuous Disclosure Obligations (“NI 51-102”), the Corporation reports that:

(1)         the former auditor has therefore been terminated as auditor of the Corporation effective as of the date hereof;

(2)         the former auditor will not be proposed to shareholders at the next annual meeting of shareholders for reappointment;

(3)         there were no reservations in the former auditor’s reports in connection with the audits of the two most recently completed fiscal years and any period subsequent to the most recently completed fiscal year for which an audit report was issued and preceding the date of expiry of the former auditor’s term of office; and

(4)         there are no “reportable events” as such term is defined in NI 51-102.

The change of auditor and the recommendation to appoint the successor auditor was approved by the audit committee and the board of directors of the Corporation.

DATED this 12th day of April, 2013.

ON BEHALF OF THE BOARD OF DIRECTORS

David Savarie
VP, General Counsel & Corporate Secretary

E - 1

SCHEDULE “F”

TERANGA GOLD CORPORATION

MANDATE OF THE BOARD OF DIRECTORS

Introduction

The board of directors (the “Board”) of Teranga Gold Corporation (“Teranga”) is elected by the shareholders of Teranga and is responsible for the stewardship of Teranga. The purpose of this mandate is to describe the principal duties and responsibilities of the Board, as well as some of the policies and procedures that apply to the Board in discharging its duties and responsibilities.

1.              Chairman of the Board

The chairman of the Board is appointed by the Board, after considering the recommendation of the Corporate Governance and Nomination Committee, for such term as the Board may determine.

2.             Independence

The Board should be comprised of a majority of independent directors.

Where the chairman of the Board is not independent, the independent directors will select one of their number to be appointed lead director of the Board for such term as the independent directors may determine. If Teranga has a non-executive Chairman of the Board, then the role of the lead director will be filled by the non-executive, independent Chairman of the Board. The lead director or non-executive Chairman of the Board will Chair regular meetings of the independent directors and assume other responsibilities that the independent directors as a whole have designated. Given the purpose of the lead director is to ensure that the board functions adequately independent of management, the lead director shall be given the opportunity to review, comment and set agendas for board meetings (full board or independent directors only), oversee the information that is made available to directors by management and dealing with requests from or other issues that independent directors may have.

3.              Role and Responsibilities of the Board

The role of the Board is to represent the shareholders of Teranga, enhance and maximize shareholder value and conduct the business and affairs of Teranga ethically and in accordance with the highest standards of corporate governance. The Board is ultimately accountable and responsible for providing independent, effective leadership in supervising the management of the business and affairs of Teranga. The responsibilities of the Board include:

•                  adopting a strategic planning process;

•                  risk identification and ensuring that procedures are in place for the management of those risks;

•                  review and approve annual operating plans and budgets;

•                  corporate social responsibility, ethics and integrity;

•                  succession planning, including the appointment, training and supervision of management;

•                  delegations and general approval guidelines for management;

•                  monitoring financial reporting and management;

•                  monitoring internal control and management information systems;

•                  corporate disclosure and communications;

•                  adopting measures for receiving feedback from stakeholders; and

•                  adopting key corporate policies designed to ensure that Teranga, its directors, officers and employees comply with all applicable laws, rules and regulations and conduct their business ethically and with honesty and integrity.

Meetings of the Board are held at least quarterly, with additional meetings to be held depending on the state of Teranga’s affairs and in light of opportunities or risks which Teranga faces. In addition, separate, regularly scheduled meetings of the independent directors of the Board are held at which members of management are not present.

The Board will delegate responsibility for the day-to-day management of Teranga’s business and affairs to Teranga’s senior officers and will supervise such senior officers appropriately.

The Board may delegate certain matters it is responsible for to Board committees, including its Audit Committee, Corporate Governance and Nominating Committee, Compensation Committee, Finance Committee, and the Technical, Safety, Environment and Social Responsibility Committee. The Board will, however, retain its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

4.              Strategic Planning Process and Risk Management

The Board will adopt a strategic planning process to establish objectives and goals for Teranga’s business and will review, approve and modify as appropriate the strategies proposed by senior management to achieve such objectives and goals. The Board will review and approve, at least on an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of Teranga’s business and affairs.  The Board, in conjunction with management, will identify the principal risks of Teranga’s business and oversee management’s implementation of appropriate systems to effectively monitor, manage and mitigate the impact of such

F - 1

risks. Pursuant to its duty to oversee the implementation of effective risk management policies and procedures, the Board will delegate to the Compensation Committee the responsibility for assessing and implementing risk management policies and procedures directly connected to Teranga’s compensation practices. Similarly, the Board will delegate the responsibility of assessing and implementing risk management policies and procedures directly connected to environmental risk management to the Technical, Safety, Environmental and Social Responsibility Committee. The Board will work in conjunction with each Committee, respectively, to oversee the implementation of such policies and procedures.

5.              Corporate Social Responsibility, Ethics and Integrity

The Board will provide leadership to Teranga in support of its commitment to Corporate Social Responsibility, set the ethical tone for Teranga and its management and foster ethical and responsible decision making by management. The Board will take all reasonable steps to satisfy itself of the integrity of the Chief Executive Officer and management and satisfy itself that the Chief Executive Officer and management create a culture of integrity throughout the organization.

6.              Succession Planning, Appointment and Supervision of Management

The Board will approve the succession plan for Teranga, including the selection, appointment, supervision and evaluation of the Chief Executive Officer and the other senior officers of Teranga, and will also approve the compensation of the Chief Executive Officer and the other senior officers of Teranga.

7.              Delegations and Approval Authorities

The Board will delegate to the Chief Executive Officer and senior management authority over the day-to-day management of the business and affairs of Teranga. This delegation of authority will be subject to specified financial limits and any transactions or arrangements in excess of general authority guidelines will be reviewed by and subject to the prior approval of the Board.

8.              Monitoring of Financial Reporting and Management

The Board approves all regulatory filings, including the annual audited financial statements, interim financial statements, the notes and management discussion and analysis accompanying such financial statements, quarterly and annual reports, management proxy circulars, annual information forms, prospectuses, and all capital investments, equity financings, borrowings and all annual operating plans and budgets.

The Board will adopt procedures that seek to: ensure the integrity of internal controls and management information systems; ensure compliance with all applicable laws, rules and regulations; and prevent violations of applicable laws, rules and regulations relating to financial reporting and disclosure, violation of Teranga’s Code of Business Conduct and Ethics and fraud against shareholders.

9.              Corporate Disclosure and Communications

The Board will seek to ensure that all corporate disclosure complies with all applicable laws, rules and regulations and the rules and regulations of the stock exchanges upon which Teranga’s securities are listed. In addition, the Board will adopt procedures that seek to ensure the Board receives feedback from security holders on material issues.

10.       Corporate Policies

The Board will adopt and annually review policies and procedures designed to ensure that Teranga, its directors, officers and employees comply with all applicable laws, rules and regulations and conduct Teranga’s business ethically and with honesty and integrity. Principal policies consist of:

•                  Code of Business Conduct and Ethics;

•                  Corporate Disclosure Policy;

•                  Corporate Governance Guidelines;

•                  Foreign Corrupt Practices Policy;

•                  Insider Trading Policy;

•                  Majority Voting Policy; and

•                  Whistleblower Policy.

11.       Review of Mandate

The Corporate Governance and Nominating Committee annually reviews and assess the adequacy of this mandate and recommend any proposed changes to the Board for consideration.

Dated:	April 29, 2013

Approved by:	Board of Directors

F - 2

SCHEDULE “G”

TERANGA GOLD CORPORATION

AUDIT COMMITTEE CHARTER

This charter (the “Charter”) sets forth the purpose, composition, responsibilities and authority of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Teranga old Corporation (“Teranga”).

1.              Purpose

The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

•                  financial reporting and disclosure requirements;

•                  ensuring that an effective risk management and financial control framework has been implemented and tested by management of Teranga; and

•                  external and internal audit processes.

2.              Composition and Membership

i.                  The Board will appoint the members (“Members”) of the Committee. The Members will be appointed to hold office until the next annual special meeting of shareholders of Teranga or until their successors are appointed. The Board may remove a Member at any time and may fill any vacancy occurring on the Committee. A Member may resign at any time and a Member will automatically cease to be a Member upon ceasing to be a director.

ii.               The Committee will consist of at least three directors. Each Member will meet the criteria for independence and financial literacy established by applicable laws and the rules of any stock exchanges upon which Teranga’s securities are listed, including National Instrument 52-110 — Audit Committees. In addition, each director will be free of any relationship which could, in the view of the Board, reasonably interfere with the exercise of a Member’s independent judgment.

iii.            The Board will appoint one of the Members to act as the chairman of the Committee (the “Chairman”). The secretary of Teranga (the “Secretary”) will be the secretary of all meetings and will maintain minutes of all meetings and deliberations of the Committee. If the Secretary is not in attendance at any meeting, the Committee will appoint another person who may, but need not, be a Member to act as the secretary of that meeting.

3.              Meetings

i.                  Meetings of the Committee will be held at such times and places as the Chairman may determine, but in any event not less than four (4) times per year. Twenty-four (24) hours advance notice of each meeting will be given to each Member orally, by telephone, by facsimile or email, unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings either in person or by telephone.

ii.               At the request of the external auditors of Teranga, the Chief Executive Officer or the Chief Financial Officer of Teranga or any Member, the Chairman will convene a meeting of the Committee. Any such request will set out in reasonable detail the business proposed to be conducted at the meeting so requested.

iii.            The Chairman, if present, will act as the chairman of meetings of the Committee. If the Chairman is not present at a meeting of the Committee, the Members in attendance may select one of their numbers to act as chairman of the meeting.

iv.           A majority of Members will constitute a quorum for a meeting of the Committee. Each Member will have one vote and decisions of the Committee will be made by an affirmative vote of the majority. The Chairman will not have a deciding or casting vote in the case of an equality of votes. Powers of the Committee may also be exercised by written resolutions signed by all Members.

v.              The Committee may invite from time to time such persons as it sees fit to attend its meetings and to take part in the discussion and consideration of the affairs of the Committee. The Committee will meet in camera without members of management in attendance for a portion of each meeting of the Committee.

vi.           In advance of every regular meeting of the Committee, the Chairman, with the assistance of the Secretary, will prepare and distribute to the Members and others as deemed appropriate by the Chairman, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Committee may require officers and employees of Teranga to produce such information and reports as the Committee may deem appropriate in order for it to fulfill its duties.

4.              Duties and Responsibilities

The duties and responsibilities of the Committee as they relate to the following matters, are as follows:

a.              Financial Reporting and Disclosure

i.                  review and recommend to the Board for approval, the audited annual financial statements, including the auditors’ report thereon, the quarterly financial statements, management discussion and analysis, financial reports, and any guidance with respect to earnings per share to be given, prior to the public disclosure of such information, with such documents to indicate whether such information has been reviewed by the Board or the Committee; review and recommend to the Board for approval, where appropriate, financial information contained in any prospectuses, annual information forms, annual report to shareholders, management proxy circular, material change disclosures of a financial nature and similar disclosure documents prior to the public disclosure of such information;

ii.               review with management of Teranga, and with external auditors, significant accounting principles and disclosure issues and alternative treatments under International Financial Reporting Standards (“IFRS”), with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly Teranga’s financial position and the results of its operations in accordance with IFRS, as applicable;

iii.            seek to ensure that adequate procedures are in place for the review of Teranga’s public disclosure of financial information extracted or derived from Teranga’s financial statements, periodically assess the adequacy of those procedures and recommend any proposed changes to the Board for consideration;

iv.           on a quarterly basis, the Chairman shall review the minutes from each meeting of the disclosure committee, established pursuant to Teranga’s corporate disclosure policy;

b.              Internal Controls and Audit

i.                  review the adequacy and effectiveness of Teranga’s system of internal control and management information systems through discussions with management and the external auditor to ensure that Teranga maintains: (i) the necessary books, records and accounts in sufficient detail to accurately and fairly reflect Teranga’s transactions; (ii) effective internal control systems; and (iii) adequate processes for assessing the risk of material misstatement of the financial statement and other identified risks, including risks associated with operating in emerging markets, detecting control weaknesses and detecting fraud. From time to time the Committee shall assess whether it is necessary or desirable to establish a formal internal audit department having regard to the size and stage of development of Teranga at any particular time;

ii.               satisfy itself that management has established adequate procedures for the review of Teranga’s disclosure of financial information extracted or derived directly from Teranga’s financial statements;

iii.            satisfy itself, through discussions with management, that the adequacy of internal controls, systems and procedures has been periodically assessed in order to ensure compliance with regulatory requirements and recommendations;

iv.           review and discuss Teranga’s major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities;

v.              review, and in the Committee’s discretion make recommendations to the Board regarding, the adequacy of Teranga’s risk management policies and procedures with regard to identification of Teranga’s principal risks and implementation of appropriate systems to manage such risks including an assessment of the adequacy of insurance coverage maintained by Teranga;

vi.           recommend the appointment, or if necessary, the dismissal of the head of Teranga’s internal audit process;

c.               External Audit

i.                  recommend to the Board a firm of external auditors to be nominated for appointment as the external auditor of Teranga;

ii.               ensure the external auditors report directly to the Committee on a regular basis;

iii.            review the independence of the external auditors, including a written report from the external auditors respecting their independence and consideration of applicable auditor independence standards;

iv.           review and recommend to the board the fee, scope and timing of the audit and other related services rendered by the external auditors;

v.              review the audit plan of the external auditors prior to the commencement of the audit;

vi.           establish and maintain a direct line of communication with Teranga’s external and internal auditors;

vii.        meet at least once a year in camera with only the auditors, and with only the members of the Committee;

viii.     oversee the performance of the external auditors who are accountable to the Committee and the Board as representatives of the shareholders, including the lead partner of the independent auditors team;

ix.           oversee the work of the external auditors appointed by the shareholders of Teranga with respect to preparing and issuing an audit report or performing other audit, review or attest services for Teranga, including the resolution of issues between management of Teranga and the external auditors regarding financial disclosure;

x.              review the results of the external audit and the report thereon including, without limitation, a discussion with the external auditors as to the quality of accounting principles used, any alternative treatments of financial information that have been discussed with management of Teranga, the ramifications of their use as well as any other material changes. Review a report describing all material written communication between management and the auditors such as management letters and schedule of unadjusted differences;

xi.           discuss with the external auditors their perception of Teranga’s financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review and availability of records, data and other requested information and any recommendations with respect thereto;

xii.        discuss with the external auditors their perception of Teranga’s identification and management of risks, including the adequacy or effectiveness of policies and procedures implemented to mitigate such risks;

xiii.     review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board;

xiv.    review annually a report from the external auditors in respect of their internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues;

d.              Associated Responsibilities

i.                  monitor and periodically review the Whistleblower Policy and associated procedures for:

A.            the receipt, retention and treatment of complaints received by Teranga regarding accounting, internal accounting controls or auditing matters;

B.            the confidential, anonymous submission by directors, officers and employees of Teranga of concerns regarding questionable accounting or auditing matters; and

C.            any violations of any applicable law, rule or regulation that relates to corporate reporting and disclosure, or violations of Teranga’s Code of Business Conduct & Ethics; and

ii.               review and approve Teranga’s hiring policies regarding employees and partners, and former employees and partners, of the present and former external auditors of Teranga; and

e.               Non-Audit Services

i.                  pre-approve all non-audit services to be provided to Teranga or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services but pre-approval by such member or members so delegated shall be presented to the full Committee at its first scheduled meeting following such pre-approval.

5.              Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that Teranga’s financial statements are complete and accurate or comply with IFRS and other applicable requirements. These are the responsibilities of Management and the external auditors. The Committee, the Chairman and any Members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of Teranga, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of Teranga’s financial information or public disclosure.

6.              Reporting

The Chairman will report to the Board at each Board meeting on the Committee’s activities since the last Board meeting. The Committee will annually review and approve the Committee’s report for inclusion in the Annual Information Form. The Secretary will circulate the minutes of each meeting of the Committee to the members of the Board.

7.              Access to Information and Authority

The Committee will be granted unrestricted access to all information regarding Teranga necessary or desirable to fulfill its duties and all directors, officers and employees will be directed to cooperate as requested by Members. The Committee has the authority to retain, at Teranga’s expense, independent legal, financial and other advisors, consultants and experts, to assist the Committee in fulfilling its duties and responsibilities, including sole authority to retain and to approve any such firm’s fees and other retention terms without prior approval of the Board. The Committee also has the authority to communicate directly with internal and external auditors.

8.             Review of Charter

The Committee will annually review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.

Dated:	April 29, 2013
Approved by:	Audit Committee
Board of Director

How to Cast Your Vote

PROTECT YOUR INVESTMENT BY VOTING YOUR BLUE

VOTING INSTRUCTIONS

BENEFICIAL SHAREHOLDERS

If your Common Shares are held in a brokerage account or otherwise through an intermediary you are a “beneficial shareholder” and a BLUE Voting Instruction Form (VIF) was mailed to you. Non-registered shareholders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Corporation are referred to as non-objecting beneficial owners. Those non-registered shareholders who have objected to their Intermediary disclosing ownership information about themselves to the Corporation are referred to as objecting beneficial owners.

Canadian Objecting Beneficial Shareholders:

Visit www.proxyvote.com and enter your 12 digit control number or call 1-800-474-7493 or fax your Voting Instruction Form to 905-507-7793 or toll free to 1-866-623-5305 in order to ensure that it is received before the deadline.

U.S. Shareholders:

Visit www.proxyvote.com and enter your 12 digit control number or call 1-800-454-8683.

REGISTERED AND CANADIAN NON-OBJECTING BENEFICIAL SHAREHOLDERS

Registered and non-objecting shareholders can vote by mail, fax, online or phone. If your Common Shares are held in your own name, you are a “registered shareholder” and a form of proxy was mailed to you.  If you are a non-objecting shareholder, a BLUE Voting Instruction Form (VIF) was mailed to you.  You must submit your proxy or Voting Instructions Form in sufficient time to ensure your votes are received no later than 9:30 a.m. (Toronto Time) on July 16, 2013.

Registered and Canadian Non-Objecting Beneficial Shareholders:

•	Mail:	To the offices of Computershare Investor Services Inc. Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 or

•	Fax:	Computershare Investor Services Inc.: 416-263-9524 toll-free 1-866-249-7775 or

•	Online:	Visit www.investorvote.com and enter your 15 digit control number or

•	Phone:	1-866-732-VOTE (8683) to cast your vote over the telephone by quoting your 15 digit control number located at the bottom left hand corner of your proxy; or

1-866-734-VOTE (8683) to cast your vote over the telephone by quoting your 15 digit control number located at the bottom left hand corner of your Voting Instruction Form.

AUSTRALIAN CHESS DEPOSITORY INTEREST (CDI) HOLDERS

If you are a CDI holder, a BLUE VIF was mailed to you. You must submit your VIF in sufficient time to ensure your votes are received no later than 9:30 a.m. (Perth Time) on July 16 2013.

CDI Holders

•	Mail:	To the offices of Computershare Investor Services Pty Limited, GPO Box 242 Melbourne, Victoria, 3001, Australia or

•	Fax:	Computershare Investor Services Pty Limited: 1800 783 447 (within Australia) +61 3 9473 2555 (outside Australia) or

•	Online:	Visit www.investorvote.com.au and enter your control number or

•	Phone:	1300 850 505 (within Australia) or +61 3 9415 4000 (outside Australia) to cast your vote over the telephone by quoting your control number.

VOTE YOUR BLUE PROXY OR VOTING INSTRUCTION BY MAIL, FAX, VIA THE INTERNET OR TELEPHONE IN ORDER FOR IT TO BE RECEIVED BY THE DEADLINE. PROXIES OR VOTING INSTRUCTION FORMS MUST BE RECEIVED NO LATER THAN JULY 16, 2013 AT 9:30 A.M. (TORONTO TIME). PLEASE ENSURE THAT YOU SIGN AND DATE THE PROXY OR VOTING INSTRUCTION FORM. FOR QUESTIONS ON VOTING YOUR PROXY OR VOTING INSTRUCTION FORM PLEASE CALL:

Any questions and requests for assistance may be directed as follows:

IN CANADA AND THE UNITED STATES

CALL TOLL FREE AT:

1-866-229-8651

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

IN AUSTRALIA

CALL TOLL FREE AT:

1-800-850-191